

2024
ANNUAL REPORT

To Our Shareholders,



I am pleased to report that Essent delivered strong financial results in 2024. Strong credit quality and resilience in the housing and labor markets continued to drive credit performance, while interest rates remain a tailwind for persistency and investment income.

In 2024, we earned $729 million or $6.85 per diluted share, compared to net income of $696 million or $6.50 per diluted share in 2023, while generating a 14% return on average equity (ROE). Total revenues increased by 12% to $1.2 billion in 2024, attributable to 2% growth of the mortgage insurance (MI) insurance-in-force (IIF), a 19% increase in net investment income, and the inclusion of a full year of title insurance revenue. Our book value per share grew by 11%, ending the year with GAAP equity of $5.6 billion.

Besides strong financial performance, we achieved several milestone objectives in 2024. In January, S&P Global Ratings upgraded the financial strength ratings of both Essent Guaranty and Essent Re from BBB+ to A-, a testament to Essent's high credit quality portfolio, strong balance sheet and consistent profitability. In July, we completed our inaugural senior notes offering of $500 million through the investment-grade corporate debt markets, using part of the proceeds from that transaction to retire $425 million of term loan borrowings. Concurrently, we upsized our revolving credit facility to $500 million and extended its maturity to 2029. These transactions have further optimized Essent's capital structure and enhanced our financial flexibility.

Heading into 2025, although mortgage origination activity remains significantly below historical levels, we anticipate that homebuying demand is merely being postponed given the challenges of rates and affordability. Our long-term outlook for housing remains constructive, as continued undersupply and favorable demographic trends should provide foundational support to home prices. While there is always uncertainty in the economic environment, given the strength of our balance sheet and our "buy, manage and distribute" operating model, we believe Essent is well positioned for a range of economic scenarios.

Credit and Interest Rates — Two Drivers of Our Results

With an MI franchise levered to the economy and housing, credit performance remains the primary driver of our results. As previously noted, the MI industry has benefited from the post-GFC regulatory credit guardrails, which are firmly in place today. The credit quality of our IIF continues to be strong, with a weighted average original FICO® of 746, a weighted average original LTV of 93% and limited layered risks. Our MI portfolio default rate ended 2024 at 2.27% compared to 1.80% at the end of 2023, reflecting the aging of our IIF and normalization of credit performance. Defaults identified as relating to Hurricanes Helene and Milton increased our year-end 2024 MI portfolio default rate by approximately 0.25%. As a reminder, defaults related to hurricanes have historically had a high cure rate, while MI policies typically exclude claims if physical damage due to natural disaster is the principal cause of borrower default.

From the perspective of interest rates, as a portfolio business, MI is less dependent on transaction activities than other sectors within the housing ecosystem. Despite a challenging origination environment in 2024, we wrote $46 billion of new insurance written (NIW), ending the year with $244 billion of IIF, up 2% from a year ago. Our in-force book has a weighted average note rate of 4.9%, and nearly 60% of the book has a note rate of 5.5% or lower. Ending the year with a twelve-month persistency of 86%, we expect persistency to remain elevated in the current rate environment, which helps support the duration of earned premiums.

High interest rates continued to be a tailwind for investment income. We generated net investment income of $222 million in 2024, up 19% from 2023. The size of our investment portfolio continued to grow, and we ended the year with total investments and cash of $6.3 billion compared to $5.7 billion a year ago.

Capital & Equity ($ millions)



(1) Prior to December 31, 2024, the statutory capital and risk-to-capital ratio represent combined metrics for the U.S. insurance subsidiaries Essent Guaranty, Inc. and Essent Guaranty of PA, Inc. Essent Guaranty of PA, Inc. provided reinsurance to Essent Guaranty, Inc. on certain policies originated prior to April 1, 2019. Effective December 31, 2024, Essent Guaranty of PA commuted its outstanding risk in force back to Essent Guaranty and surrendered its insurance license. The statutory capital and risk-to-capital ratio at December 31, 2024 are for Essent Guaranty only.

Insurance In Force and New Insurance Written ($ billions)



Net Premiums Earned and Net Income ($ millions)



Additional Financial Highlights For Full Year 2024

- Net premiums earned were $990.9 million, compared to $916.9 million for 2023
- An expense ratio of 27.1%[1], compared to 24.5% for 2023
- Percentage of U.S. mortgage insurance loans in default were 2.27%, compared to 1.80% at the end of 2023
- A combined ratio of 35.2%, compared to 27.9% for 2023

(1) Expense ratio is calculated by dividing the sum of other underwriting and operating expenses by the sum of net premiums earned and settlement services revenue.

Serving the U.S. Housing Finance System

We take great pride in serving the housing market by providing private MI, an affordable solution to one of the greatest hurdles for homeownership, accumulating a 20% down payment. In 2024, Essent Guaranty enabled approximately 171,000 borrowers to purchase a home or refinance their mortgage. Over 60% of low-down payment mortgages insured by Essent were to first-time homebuyers, allowing them to achieve their "American Dream." We continue to leverage EssentEDGE®, our proprietary credit engine and an effective risk management tool, to deliver our best rates to borrowers and optimize our unit economics and risk adjusted returns.

Essent Re had another solid year of performance in 2024. In addition to reinsuring our U.S. MI business through a 35% affiliate quota share agreement, Essent Re participates in risk share transactions with Fannie Mae and Freddie Mac (the GSEs) and other third parties, while providing fee-based agency services to reinsurer clients. Since 2014, Essent Re has earned over $450 million of net income from its third-party business and has contributed approximately $800 million to Essent's book value.

2024 was the first full year of our title insurance operation since the 2023 acquisition. Essent Title incurred a modest pre-tax loss in a challenging operating environment with elevated mortgage rates and limited origination volume. While we continue to maintain a long-term view for the title business, given it is levered to rates, we do not expect it to have a material impact on earnings in the near term.

> **"The strength of our balance sheet and operating model allows Essent to fulfill our mission to support affordable and sustainable homeownership."**

A Measured Approach to Capital Management

As a steward for your capital, we are cognizant of the optionality around the capital levers of maintaining a strong balance sheet, growing our core business, investing in our future, rewarding our shareholders and delivering strong operating returns.

To ensure that we always operate from a position of strength, we maintain a conservative balance sheet, with the lowest debt-to-capital ratio in the industry at 8% and $1.5 billion of total liquidity at the holding companies at the end of 2024, including $1 billion of net cash and investments plus $500 million of undrawn revolving capacity. We hedge our portfolio with programmatic reinsurance including $1.6 billion of insurance-linked notes (ILN) and excess-of-loss (XOL) protection, and ceding $8.6 billion of risk-in-force (RIF) to quota share (QS) reinsurance.

While we have a "retain and reinvest" mindset, we look to strike a balance between retaining sufficient excess capital to preserve optionality for strategic investments and returning capital to enhance shareholder returns and operating ROE. In 2024, we paid $118 million to shareholders as dividends and repurchased 1.9 million ESNT shares for $103 million. Since 2021, we have returned approximately $800 million of capital to our shareholders in the form of dividends and share repurchases.

Looking forward, the strength of our operating model and the stability of Essent's cash flow, combined with a slowdown in the growth of the MI business given the rate environment, provides us an opportunity to contemplate greater capital efficiency through the returning of capital to shareholders. Our Board approved an 11% increase in Essent's quarterly dividend to $0.31 per share for March 2025, marking the sixth consecutive year that we have increased our dividend to shareholders. Further, in February 2025, our Board approved a new $500 million share repurchase authorization that runs through year-end 2026.

Being a Responsible Corporate Citizen

The strength of our balance sheet and operating model allows Essent to fulfill our mission to support affordable and sustainable homeownership. As we contemplate the future landscape for the U.S. housing ecosystem, we continue to believe that Essent and the rest of the MI industry can play a greater role in leveraging private capital to support a robust housing finance system while mitigating taxpayer risk.

We continue to publish annual editions of our Sustainability Report and explore ways to enhance our overall environmental, social, and governance (ESG) initiatives.

Our dedication to ESG begins with supporting our communities. We, along with our employees, actively sponsor national and local organizations that focus on children, education, health, and housing. This includes multi-year commitments to several industry foundations, underserved education facilities and scholarship programs. We believe that responsible corporate stewardship is essential to our long-term success, and doing the right thing will always remain at the heart of our mission.

Managing Our Business for the Long-Term

Our management team and Board of Directors remain committed to writing high quality business with strong unit economics, prudently growing the Essent franchise, efficiently managing our capital and driving shareholder returns. We continue to believe that the long-term success of our business is best measured by growth in book value per share. Since going public in 2013, we have achieved a compound annual growth rate of over 18%.

Thank you for your confidence in us and for investing in Essent.

Mark A. Casale

Mark A. Casale
Chairman & CEO
March 2025

Strength In Numbers.



STRONG BALANCE SHEET

EXCEPT WHERE NOTED, DATA AND RATINGS ARE AS OF DECEMBER 31, 2024

FINANCIAL STRENGTH[1]

Essent Guaranty, Inc.	Essent Guaranty, Inc. & Essent Reinsurance Ltd.			Essent Guaranty, Inc.
MOODY'S:	**AM BEST:**	**S&P:**	› **3.1 Million** homebuyers Essent MI has helped become successful homeowners	**RISK-TO-CAPITAL**
A3	**A (Excellent) A-**			**9.8:1**

HIGH QUALITY MORTGAGE INSURANCE PORTFOLIO

$243.6 BILLION





BY FICO

- 87.2%
- 8.1%
- 4.7%

■ <680
■ 680-699
■ 700+



BY LTV

- 16.9%
- 30.9%
- 52.2%

■ ≤90.00%
■ 90.01%-95.00%
■ ≥95.01%

ROBUST REINSURANCE PROTECTION

Access to Excess of Loss Reinsurance of	REINSURANCE PROTECTION ON **97%** OF INSURED PORTFOLIO	PMIERs Credit from Quota Share Reinsurance Treaties of
$1.6B		**$607M**

HIGH QUALITY PORTFOLIO OF INVESTMENTS AVAILABLE FOR SALE





Investment Grade Securities[2]

99%



Credit Rating of Aaa to Aa3[2]

61%



U.S. Government & Agency Securities or Money Market Funds

40%

STRONG CAPITAL & LIQUIDITY

$5.6 BILLION Of GAAP Equity	**$6.3 BILLION** Consolidated Cash & Investments	**$1.6 BILLION** Excess U.S. PMIERs Capital
$1.1 BILLION Cash and Investments at the Holding Companies	**$500 MILLION** Undrawn Credit Facility Capacity (an Additional Source of Liquidity)	**8% DEBT-TO-CAPITAL RATIO**

[1] For more information, visit "Understand Ratings" in the Ratings section at moodys.com, the "Rating Methodologies" section at ambest.com and "Understanding Credit Ratings" at spratings.com.

[2] Based on ratings issued by Moody's, if available. S&P or Fitch rating utilized if Moody's not available. Percentages exclude money market funds.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-36157

ESSENT GROUP LTD.

(Exact name of registrant as specified in its charter)

Bermuda	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Clarendon House
2 Church Street
Hamilton HM11, Bermuda
(Address of principal executive offices and zip code)
(441) 297-9901
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $0.015 par value	ESNT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232-405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of common shares held by non-affiliates of the registrant was approximately $5,789,192,711 (based upon the last reported sales price on The New York Stock Exchange on such date).

The number of the registrant's common shares outstanding as of February 14, 2025 was 103,835,368.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2025 Annual General Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or Annual Report, includes forward-looking statements pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts or present facts or conditions, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the introduction of new products and services, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this Annual Report reflect our views as of the date of this Annual Report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in Part I, Item 1A "Risk Factors" and in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. All of the forward-looking statements we have included in this Annual Report are based on information available to us on the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

RISK FACTOR SUMMARY

Investing in our securities involves a high degree of risk and uncertainties. Below is a summary of the material risk factors associated with an investment in our securities. You should read this summary together with the more detailed description of each risk factor that immediately follows this summary. However, the risk factors described herein are not all of the risks we may face. Other risks not presently known to us or that we currently believe are immaterial may materially affect our business if they occur. Moreover, new risks emerge from time to time. Further, our business may also be affected by additional factors that apply to all companies operating in the U.S. and globally, which have not been included. In addition to this summary and the more detailed description of the risk factors, you should carefully consider other sections of this annual report on Form 10-K, which may include additional factors that could adversely affect our business, prior to investing in our securities.

Risks Related to the Operation of Our Business

- *Competition*. Intense competition among private mortgage insurers could result in competitors reducing pricing, loosening their underwriting guidelines or relaxing their risk management practices, which could, in turn, improve their competitive position in the industry and negatively impact our level of NIW.

- *Importance of Significant Customers*. Maintaining our business relationships and business volumes with our largest lending customers remains critical to the success of our business.

- *Alternatives to Private Mortgage Insurance*. The use of alternatives to private mortgage insurance, including government-supported mortgage insurance programs as well as home purchase or refinancing alternatives that do not use any form of mortgage insurance, could reduce or eliminate the demand for our product.

- *Reduction in Volume of Low Down Payment Mortgage Originations*. Changes in interest rates, alternatives to private mortgage insurance, and changes in tax laws relating to the deductibility of mortgage interest, among other factors, could negatively impact the origination volume of low down payment mortgages requiring private mortgage insurance.

- *Claims and Loss Reserve Estimates*. An increase in the number or size of claims, compared to what we anticipate, could adversely affect our results of operations or financial conditions. We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not account for the impact of future losses that could occur from loans that are not yet delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is generally not reflected in our financial statements.

- *Deteriorating Economic Conditions*. A deterioration in macroeconomic conditions generally increases the likelihood that borrowers will lack sufficient income to pay their mortgages and otherwise likely negatively affects the value of homes, increasing the risk to us of a claim from a mortgage default.

- *Inadequate Premium Levels*. Our mortgage insurance premium rates may not be adequate to cover future losses.

- *Investment Portfolio*. Changing market conditions could materially impact the future valuation of securities in our investment portfolio.

- *Financial Strength Ratings*. A downgrade in our financial strength ratings could adversely affect us in many ways, including requiring us to reduce our premiums in order to remain competitive, impacting our ability to obtain reinsurance, and limiting our access to the capital markets.

- *IT and Cybersecurity*. If our information technology systems were to fail or become outmoded, we may experience a significant disruption in our operations. Breaches in our information technology security could result in the loss or misuse of this information, which could, in turn, result in potential regulatory actions or litigation.

- *Reinsurance*. Due to market conditions or otherwise, reinsurance may not be available to us in amounts that we consider to be sufficient or at rates that we consider to be acceptable.

Risks Related to Regulation and Litigation

- *GSE Reform*. Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private mortgage insurance specifically, could reduce our revenues or adversely affect our profitability and returns.

- *GSE Eligibility*. Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance, changes in the GSEs' eligibility requirements for mortgage insurers, or

changes in the terms on which mortgage insurance coverage may be cancelled, could reduce our revenues or adversely affect our profitability and returns.

- *QM and QRM Rules*. Changes in the definitions of "Qualified Mortgage" or "Qualified Residential Mortgage" could reduce the size of the mortgage origination market or create incentives to use government mortgage insurance programs over, or other alternatives to, private mortgage insurance.

- *Basel Rules*. Implementation of the Basel rules may discourage the use of private mortgage insurance.

- *Regulation*. Our insurance and reinsurance subsidiaries are subject to broad government regulation in each of the jurisdictions in which they are licensed or authorized to do business, including regarding trade and claim practices, accounting methods, premium rates, marketing practices, advertising, policy forms, and capital adequacy.

- *Litigation*. The mortgage insurance industry faces litigation risk in the ordinary course of operations, including the risk of class action lawsuits and administrative enforcement by Federal and state agencies.

Risks Related to Taxes and Our Corporate Structure

- *Foreign Operations*. We and our non-U.S. subsidiaries may become subject to U.S. Federal income and branch profits taxation.

- *Tax-Related Matters*. Holders of 10% or more of our common shares may be subject to U.S. income taxation under the "controlled foreign corporation" rules. U.S. Persons who hold our shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of our "related party insurance income". U.S. Persons who dispose of our shares may be subject to U.S. Federal income taxation at the rates applicable to dividends on a portion of such disposition. U.S. Persons who hold our shares will be subject to adverse tax consequences if we are considered to be a "passive foreign investment company" ("PFIC"). U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income. Proposed U.S. tax legislation could have an adverse impact on us or holders of our common shares.

- *Bermuda Holding Company*. As a Bermuda exempted company, the rights of holders of our common shares are governed by our memorandum of association and bye-laws and Bermuda law, which may differ from the rights of shareholders of companies incorporated in other jurisdictions. We have the option, but not the obligation, under our bye-laws and subject to Bermuda law to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us as reasonably determined by our board. There are regulatory limitations on the ownership and transfer of our common shares imposed by the Bermuda Monetary Authority and the Pennsylvania Insurance Department. U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

- *Dividend Restrictions*. Dividend income to Essent Group Ltd. or intermediate holding companies from its insurance subsidiaries may be restricted by applicable state and Bermuda insurance laws.

Unless the context otherwise indicates or requires, the terms "we," "our," "us," "Essent," and the "Company," as used in this Annual Report, refer to Essent Group Ltd. and its directly and indirectly owned subsidiaries, including our primary operating subsidiaries, Essent Guaranty, Inc., Essent Reinsurance Ltd. and Essent Title Insurance, Inc., as a combined entity, except where otherwise stated or where it is clear that the terms mean only Essent Group Ltd. exclusive of its subsidiaries.

PART I

ITEM 1. BUSINESS

General

Overview

We serve the housing finance industry by providing private mortgage insurance and reinsurance, and title insurance and settlement services to mortgage lenders, borrowers and investors to support homeownership. We conduct our operations through one primary business segment: Mortgage Insurance.

Our Mortgage Insurance segment offers private mortgage insurance and reinsurance for mortgages secured by residential properties located in the United States. We provide private mortgage insurance on residential first-lien mortgage loans ("U.S. mortgage insurance") through our U.S. mortgage insurance subsidiary, Essent Guaranty, Inc., which we refer to as "Essent Guaranty", and also offer other credit risk management solutions, including contract underwriting, to our customers. Through our wholly owned, Bermuda-based subsidiary, Essent Reinsurance Ltd., which we refer to as "Essent Re", we reinsure U.S. mortgage risk in the GSE credit risk transfer market and provide underwriting consulting services to third-party reinsurers.

We also offer title insurance products both directly and through a network of title insurance agents, as well as title and settlement services. This operating segment was established upon our acquisitions of Agents National Title Insurance Company (renamed Essent Title Insurance, Inc. effective January 1, 2025), a title insurance underwriter, and Boston National Title, a national title agency, on July 1, 2023. Our title insurance operations are included in "Corporate and Other" within our segment-related disclosures.

See Notes 1 and 18 of the Notes to Consolidated Financial Statements for further details of our businesses.

Our holding company and reinsurance business are domiciled in Bermuda. Our U.S. mortgage insurance and title insurance operations are headquartered in Radnor, Pennsylvania.

Mortgage Insurance

Overview

Private mortgage insurance plays a critical role in the U.S. housing finance system, extending affordable homeownership by facilitating the sale of low down payment loans into the secondary market. Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac), which we refer to collectively as the GSEs, are U.S. Federal government-sponsored enterprises which purchase residential mortgages from banks and other lenders and guaranty mortgage-backed securities that are offered to investors in the secondary mortgage market. The GSEs are restricted by their charters from purchasing or guaranteeing low down payment loans, defined as loans with less than a 20% down payment, that are not covered by certain credit protections. Private mortgage insurance satisfies the GSEs' credit protection requirements for low down payment loans. Essent and other private mortgage insurers provide credit protection to lenders and mortgage investors, supporting a robust secondary mortgage market in the United States by covering a portion of the unpaid principal balance of a mortgage and certain related expenses in the event of a default. In doing so, we provide private capital to mitigate mortgage credit risk, allowing lenders to make additional mortgage financing available to prospective homeowners.

For the years ended December 31, 2024, 2023 and 2022, we generated private mortgage insurance new insurance written, or NIW, of approximately $45.6 billion, $47.7 billion and $63.1 billion, respectively. As of December 31, 2024, we had approximately $243.6 billion of private mortgage insurance in force. We are approved by Fannie Mae and Freddie Mac and are licensed to write private mortgage insurance coverage in all 50 states and the District of Columbia. The financial strength ratings of our U.S. mortgage insurance subsidiary, Essent Guaranty, Inc., are A3 with a positive outlook by Moody's Investors Service, Inc. (Moody's), A- with a stable outlook by S&P Global Ratings (S&P), and A (Excellent) with a stable outlook by A.M. Best Company (AM Best).

We offer mortgage-related insurance and reinsurance through our wholly owned, Bermuda-based subsidiary, Essent Reinsurance Ltd., a Class 3B insurance company licensed pursuant to Section 4 of the Bermuda Insurance Act 1978. As of December 31, 2024, Essent Re provided insurance or reinsurance relating to GSE credit risk transfer and other reinsurance transactions covering approximately $2.2 billion of risk. Essent Re also reinsures NIW that we write in the U.S. under a quota

share reinsurance agreement with Essent Guaranty. We additionally provide underwriting consulting and risk management services to third-party reinsurers through Essent Re's wholly-owned subsidiary, Essent Agency (Bermuda) Ltd. The insurer financial strength ratings of Essent Re are A- with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best.

Industry

U.S. Mortgage Market

The U.S. residential mortgage market is one of the largest in the world, with over $14.2 trillion of debt outstanding as of September 30, 2024, and includes a range of private and government-sponsored participants. Private industry participants include mortgage banks, mortgage brokers, commercial, regional and investment banks, savings institutions, credit unions, REITs, mortgage insurers and other financial institutions. Public participants include government agencies such as the Federal Housing Administration (FHA), the Veterans Administration (VA), the U.S. Department of Agriculture Rural Development program and the Government National Mortgage Association (Ginnie Mae), as well as government-sponsored enterprises such as Fannie Mae and Freddie Mac. The U.S. residential mortgage market encompasses both primary and secondary markets. The primary market consists of lenders originating home loans to borrowers, and includes loans made to support home purchases, which are referred to as purchase originations, and loans made to refinance existing mortgages, which are referred to as refinancing originations. The secondary market includes institutions buying and selling mortgages in the form of whole loans or securitized assets such as mortgage-backed securities.

GSEs

The GSEs are the most prominent participants in the secondary mortgage market, buying residential mortgages from banks and other primary lenders as part of their government mandate to provide liquidity and stability in the U.S. housing finance system. According to the Federal Reserve, the GSEs held or guaranteed approximately $6.7 trillion, or 46.9%, of all U.S. residential mortgage debt outstanding as of September 30, 2024. The charters of the GSEs generally prohibit the GSEs from purchasing a low down payment loan unless that loan is insured by a GSE-approved mortgage insurer, the mortgage seller retains at least a 10% participation in the loan or the seller agrees to repurchase or replace the loan in the event of a default. Historically, private mortgage insurance has been the preferred method utilized to meet this GSE charter requirement. As a result, the private mortgage insurance industry in the United States is driven in large part by the business practices and mortgage insurance requirements of the GSEs.

Mortgage Insurance

Mortgage insurance plays a critical role in the U.S. residential mortgage market by facilitating secondary market sales and providing lenders and investors a means to diversify their exposures and mitigate mortgage credit risk. Mortgage insurance is offered by both private companies, such as Essent Guaranty, and government agencies, such as the FHA and the VA. From 2005 through 2024, an average of 30.2% of total annual U.S. mortgage origination volume utilized mortgage insurance.

Mortgage insurance industry volumes are influenced by total mortgage originations and the mix between purchase and refinancing originations. Historically, mortgage insurance utilization has been meaningfully higher in purchase originations compared to refinancing originations. In 2024, total U.S. residential mortgage origination volume was estimated to be $1.78 trillion, comprised of $1.29 trillion of purchase originations and $0.49 trillion of refinancing originations. The mortgage market in 2024 continued to be substantially and negatively impacted by elevated mortgage interest rates precipitated in large part by actions of the Federal Reserve commencing in 2022 that were intended to combat inflation.

The following graph provides detail on trends in total residential mortgage originations and the breakdown of the market between purchase and refinancing volume.

U.S. Residential Purchase vs. Refinancing Mortgage Originations ($ in billions)



Source: Mortgage Bankers Association

The charts below detail the relative share of the insured mortgage market covered by public and private participants, and historical NIW trends in the mortgage insurance market and private mortgage insurance penetration rates, which represents private mortgage insurance NIW to total U.S. residential mortgage origination volume. As depicted below, the severe economic and housing market dislocation experienced as a result of the 2007-2008 financial crisis had a profound impact on the private mortgage insurance industry. Incumbent insurers experienced record high claims activity and sustained significant financial losses, resulting in depleted capital positions. The private mortgage insurance industry, however, has more than doubled its share of the total insured market since 2009, leading to higher private mortgage insurance penetration of the total mortgage origination market. In 2024, private mortgage insurance represented an estimated 41% of the total insured market and covered 17% of the total U.S. mortgage origination volume.

Relative Share of Private and Public Mortgage Insurance



Source: Inside Mortgage Finance

Private mortgage insurance NIW ($ in billions)



Source: Inside Mortgage Finance, except for total originations for the purpose of calculating private mortgage insurance penetration, which is based on Mortgage Bankers Association. Starting in 2011, private mortgage insurance penetration includes private mortgage insurance NIW originated under the Home Affordable Refinancing Program, or "HARP."

Mortgage Reinsurance

We conduct our primary reinsurance operations through Essent Re, insuring risk and providing services tied to the U.S. mortgage market from Bermuda. Our reinsurance operations include participation in credit risk transfer (CRT) transactions sponsored by Fannie Mae and Freddie Mac, which over the past decade have reduced their exposure to mortgage risk by shifting a portion of that risk to the private sector through capital markets offerings and reinsurance vehicles.

Competition

The private mortgage insurance industry is highly competitive. Private mortgage insurers generally compete on the basis of pricing, customer relationships, underwriting guidelines, terms and conditions, financial strength, reputation, the strength of management and field organizations, the effective use of technology, and innovation in the delivery and servicing of insurance products. The private mortgage insurance industry currently consists of six active private mortgage insurers approved by the GSEs: Essent Guaranty, Arch Mortgage Insurance Company, Enact Mortgage Insurance Corporation, Mortgage Guaranty Insurance Corporation, National Mortgage Insurance Corporation and Radian Guaranty Inc.

We and the other private mortgage insurers compete directly with Federal and state governmental and quasi-governmental agencies that provide mortgage insurance, principally, the FHA and, to a lesser degree, the VA. Private mortgage insurers also face limited competition from state-sponsored mortgage insurance funds in several states, including California and New York. From time to time, other state legislatures and agencies consider expanding the authority of their state governments to insure residential mortgages.

The private mortgage insurance industry additionally competes with products designed to eliminate the need for private mortgage insurance, such as "piggyback loans," which combine a first lien loan with a second lien in order to meet the 80% loan-to-value threshold required for sale to the GSEs without certain credit protections. We also compete with investors willing to hold credit risk on their own balance sheets without credit enhancement and, in some markets, with alternative forms of credit enhancement such as structured finance products and derivatives.

The GSE-sponsored mortgage CRT programs, which include the use of front and back-end transactions with reinsurers, have to date included approximately 25 unique (re)insurers that regularly participate in CRT transactions in addition to funded credit investors. These GSE-sponsored mortgage CRT transactions continue to create opportunities for reinsurers and capital markets participants.

Our Products and Services

In general, there are two principal types of private mortgage insurance, primary and pool.

Primary Mortgage Insurance

Primary mortgage insurance provides protection on individual loans at specified coverage percentages. Primary mortgage insurance is typically offered to customers on individual loans at the time of origination on a flow (i.e., loan-by-loan) basis, but

can also be written in bulk transactions (in which each loan in a portfolio of loans is insured in a single transaction). A substantial majority of our policies are primary mortgage insurance.

Customers that purchase our primary mortgage insurance select a specific coverage level for each insured loan. To be eligible for purchase by a GSE, a low down payment loan must comply with the coverage percentages established by that GSE. For loans not sold to the GSEs, the customer determines its desired coverage percentage. Generally, our risk across all policies written is approximately 27% of the underlying primary insurance in force, but may vary from policy to policy between 6% and 35% coverage.

We file our premium rates with the insurance departments of the 50 states and the District of Columbia as required. Premium rates cannot be changed after the issuance of coverage and premiums applicable to an individual loan are based on a broad spectrum of risk variables including coverage percentages, loan-to-value, or LTV, loan and property attributes, and borrower risk characteristics. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Net Premiums Written and Earned" and "—Key Performance Indicators—Average Net Premium Rate."

Premium payments for primary mortgage insurance coverage are typically made by the borrower. Mortgage insurance paid directly by the borrower is referred to as borrower-paid mortgage insurance, or "BPMI." If the borrower is not required to pay the premium, then the premium is paid by the lender, who may recover the premium through an increase in the note rate on the mortgage or higher origination fees. Loans for which premiums are paid by the lender are referred to as lender-paid mortgage insurance, or "LPMI." In either case, the payment of premium to us generally is the legal responsibility of the insured.

Premiums are generally calculated as a percentage of the original principal balance and may be paid as follows:

- monthly, where premiums are collected on a monthly basis over the life of the policy;

- in a single payment, where the entire premium is paid upfront at the time the mortgage loan is originated;

- annually, where premiums are paid in advance for the subsequent 12 months; or

- on a "split" basis, where an initial premium is paid upfront along with subsequent monthly payments.

As of December 31, 2024, substantially all of our policies are monthly or single premium policies.

In general, we may not terminate mortgage insurance coverage except in the event there is non-payment of premiums or certain material violations of our mortgage insurance policies. The insured may cancel mortgage insurance coverage at any time at their option or upon mortgage repayment. GSE guidelines generally provide that a borrower meeting certain conditions may require the mortgage servicer to cancel mortgage insurance coverage upon the borrower's request when the principal balance of the loan is 80% or less of the property's current value. The Homeowners Protection Act of 1998 (HOPA), also requires the automatic termination of BPMI on most loans when the LTV ratio, based upon the original property value and amortized loan balance, reaches 78%, and provides for cancellation of BPMI upon a borrower's request when the LTV ratio, based on the current value of the property, reaches 80%, upon satisfaction of the conditions set forth in HOPA. See "—Regulation—Federal Mortgage—Related Laws and Regulations—Homeowners Protection Act of 1988" below. In addition, some states impose their own mortgage insurance notice and cancellation requirements on mortgage loan servicers.

The GSEs have implemented certain guidelines that may provide more flexibility to certain borrowers to cancel mortgage insurance than is required for such loans under HOPA. For example, borrowers may request termination of mortgage insurance based on the current value of the property if certain loan-to-value and seasoning requirements are met and the borrower has an acceptable payment history. For loans seasoned between two and five years, the loan-to-value ratio must be 75% or less, and for loans seasoned more than five years, the loan-to-value ratio must be 80% or less. If the borrower has made substantial improvements to the property, the GSEs allow for cancellation once the loan-to-value ratio reaches 80% or less with no minimum seasoning requirement. In addition, GSE servicing guidelines currently require servicers to cancel BPMI on second homes with a 78% loan-to-value ratio, whereas HOPA applies to principal residences and excludes second homes.

Pool Insurance

Pool insurance is typically used to provide additional credit enhancement for certain secondary market and other mortgage transactions. Pool insurance generally covers the excess of the loss on a defaulted mortgage loan that exceeds the claim payment under the primary coverage, if such loan has primary coverage, as well as the total loss on a defaulted mortgage loan that did not have primary coverage. Pool insurance may have a stated aggregate loss limit for a pool of loans and may also have a deductible under which no losses are paid by the insurer until losses on the pool of loans exceed the deductible. In another variation, generally referred to as modified pool insurance, policies are structured to include an exposure limit for each individual loan as well as an aggregate loss limit or a deductible for the entire pool.

Master Policy

We issue a master policy to each customer approved as a counterparty by our risk department before accepting their applications for mortgage insurance. The master policy, along with its related endorsements and certificates, sets forth the general terms and conditions of our mortgage insurance coverage, including loan eligibility requirements, coverage terms, policy administration, premium payment obligations, exclusions or reductions in coverage, conditions precedent to payment of a claim, claim payment requirements, subrogation and other matters attendant to our coverage.

Mortgage insurance master policies generally protect mortgage insurers from the risk of material misrepresentations and fraud in the origination of an insured loan by establishing the right to rescind coverage in such event. Pursuant to the current minimum standards for mortgage insurer master policies enacted by the GSEs and the Federal Housing Finance Agency (FHFA), our current master policy provides rescission relief for loans that (i) remain current up to 36 months after origination, have not experienced more than two late payments of 30 days or more, and have never been 60 days late, or (ii) are current after 60 payments, and otherwise permits the provision of rescission relief concurrent with independent validation of representations, including validation by use of duly approved automated tools. Our current master policy also reserves rescission rights with respect to fraud committed by any party in connection with the origination or closing of a loan or application for mortgage insurance (provided, however, that the exclusion for fraud by borrowers may be sunset after the borrower has made 12 timely payments) and certain patterns of fraud or data inaccuracies and permits us to offer certain alternatives to rescission. See "Risk Factors—Risks Relating to the Operation of Our Business—*Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns*" elsewhere in this Annual Report and "—Regulation—Direct U.S. Regulation—GSE Qualified Mortgage Insurer Requirements" below.

Contract Underwriting

We provide contract underwriting services on a limited basis. As a part of these services, we assess whether data provided by the customer relating to a mortgage application complies with the customer's loan underwriting guidelines. These services are provided for loans that require private mortgage insurance, as well as for loans that do not require private mortgage insurance. Under the terms of our contract underwriting agreements with customers and subject to contractual limitations on liability, we agree to indemnify the customer against losses incurred in the event that we make an underwriting error which materially restricts or impairs the saleability of a loan, results in a material reduction in the value of a loan or results in the customer being required to repurchase a loan. The indemnification may be in the form of monetary or other remedies, subject to per loan and annual limitations. See "Risk Factors—Risks Relating to the Operation of Our Business—*We face risks associated with our contract underwriting business."*

Our U.S. Mortgage Insurance Portfolio

All of our U.S. mortgage insurance policies in force were written since May 2010. The following data presents information on our direct U.S. mortgage insurance portfolio.

Insurance in Force by Policy Year

The following table sets forth our U.S. mortgage insurance in force, or IIF, as of December 31, 2024, by year of policy origination. IIF refers to the unpaid principal balance of mortgage loans that we insure directly.

($ in thousands)	$	%
2024	$ 43,370,993	17.8%
2023	41,118,618	16.9
2022	51,504,293	21.1
2021	50,162,523	20.6
2020	35,499,947	14.6
2019 and prior	21,989,049	9.0
	$ 243,645,423	100.0%

Portfolio Characteristics

The following tables reflect our IIF and direct U.S. mortgage insurance risk in force, or RIF, amounts by borrower credit scores at origination, LTV at origination, and IIF by loan type and amortization, each as of December 31, 2024 and 2023. RIF refers to the product of the coverage percentage applied to the unpaid principal balance of mortgage loans that we insure directly.

Portfolio by Credit Score

IIF by FICO score ($ in thousands)	December 31,			
	2024		**2023**	
>=760	$ 99,221,741	40.7%	$ 97,085,244	40.6%
740-759	42,574,390	17.5	41,490,720	17.4
720-739	37,953,625	15.6	37,435,781	15.7
700-719	32,657,660	13.4	31,932,469	13.4
680-699	19,772,912	8.1	19,780,944	8.3
<=679	11,465,095	4.7	11,353,104	4.6
Total	$243,645,423	100.0%	$239,078,262	100.0%

Gross RIF(1) by FICO score ($ in thousands)	December 31,			
	2024		**2023**	
>=760	$ 26,860,197	40.3%	$ 25,752,549	40.2%
740-759	11,799,832	17.7	11,268,607	17.6
720-739	10,512,364	15.8	10,179,683	15.9
700-719	9,067,640	13.6	8,687,001	13.6
680-699	5,440,776	8.2	5,330,894	8.3
<=679	2,932,708	4.4	2,842,640	4.4
Total	$ 66,613,517	100.0%	$ 64,061,374	100.0%

(1) Gross RIF includes risk ceded under third-party reinsurance.

Portfolio by LTV

IIF by LTV ($ in thousands)	December 31,			
	2024		**2023**	
85.00% and below	$ 14,738,289	6.0%	$ 19,869,776	8.3%
85.01% to 90.00%	60,636,883	24.9	62,973,580	26.3
90.01% to 95.00%	127,152,954	52.2	119,764,184	50.1
95.01% and above	41,117,297	16.9	36,470,722	15.3
Total	$243,645,423	100.0%	$239,078,262	100.0%

Gross RIF (1) by LTV ($ in thousands)	December 31,			
	2024		**2023**	
85.00% and below	$ 1,745,933	2.6%	$ 2,364,232	3.7%
85.01% to 90.00%	14,961,779	22.5	15,494,172	24.2
90.01% to 95.00%	37,510,076	56.3	35,260,761	55.0
95.01% and above	12,395,729	18.6	10,942,209	17.1
Total	$ 66,613,517	100.0%	$ 64,061,374	100.0%

(1) Gross RIF includes risk ceded under third-party reinsurance.

Portfolio by Loan Amortization Period

IIF by Loan Amortization Period ($ in thousands)	December 31, 2024		2023	
FRM 30 years and higher	$238,335,608	97.8%	$232,995,380	97.5%
FRM 20-25 years	1,133,494	0.5	1,685,700	0.7
FRM 15 years	1,231,952	0.5	1,505,759	0.6
ARM 5 years and higher	2,944,369	1.2	2,891,423	1.2
Total	$243,645,423	100.0%	$239,078,262	100.0%

Portfolio by Geography

Our direct U.S. mortgage insurance in force portfolio is geographically diverse. As of December 31, 2024, only three states accounted for greater than 5% of our portfolio, as measured by either IIF or Gross RIF, and three metropolitan statistical areas accounted for greater than 3% of our portfolio, as measured by either IIF or Gross RIF. The following tables provide detail of the IIF and Gross RIF in our top ten most concentrated states and our top ten most concentrated U.S. metropolitan statistical areas as of December 31, 2024 and 2023.

Top Ten States

	December 31, 2024	2023
IIF by State		
CA	12.5%	13.0%
FL	11.9	11.1
TX	11.1	10.5
CO	4.1	4.1
AZ	3.8	3.7
GA	3.7	3.4
WA	3.4	3.5
NC	3.0	2.9
NY	2.6	2.5
OH	2.6	2.6
All Others	41.3	42.7
Total	100.0%	100.0%

	December 31,	
	2024	**2023**
Gross RIF by State		
CA	12.4%	12.8%
FL	12.1	11.4
TX	11.4	10.9
CO	4.0	4.0
AZ	3.9	3.8
GA	3.8	3.4
WA	3.4	3.5
NC	3.0	2.9
OH	2.5	2.6
MI	2.5	2.5
All Others	41.0	42.2
Total	100.0%	100.0%

Top Ten Metropolitan Statistical Areas

	December 31,	
	2024	**2023**
IIF by Metropolitan Statistical Area		
Phoenix-Mesa-Chandler AZ	3.2%	3.1%
Houston-Pasadena-The Woodlands TX	3.0	3.0
Dallas-Plano-Irving, TX	3.0	2.6
Denver-Aurora-Centennial CO	2.6	2.7
Riverside-San Bernardino-Ontario CA	2.5	2.5
Los Angeles-Long Beach-Glendale, CA	2.4	2.5
Atlanta-Sandy Springs-Roswell, GA	2.2	2.0
Orlando-Kissimmee-Sanford FL	1.8	1.7
Minneapolis-St. Paul-Bloomington MN-WI	1.7	1.8
Chicago-Naperville-Schaumburg, IL	1.7	1.9
All Others	75.9	76.2
Total	100.0%	100.0%

	December 31,	
	2024	**2023**
Gross RIF by Metropolitan Statistical Area		
Phoenix-Mesa-Chandler AZ	3.2%	3.2%
Houston-Pasadena-The Woodlands TX	3.1	3.0
Denver-Aurora-Centennial CO	3.0	2.7
Dallas-Plano-Irving, TX	2.6	2.6
Los Angeles-Long Beach-Glendale, CA	2.5	2.5
Riverside-San Bernardino-Ontario CA	2.3	2.5
Atlanta-Sandy Springs-Roswell, GA	2.3	2.1
Chicago-Naperville-Schaumburg, IL	1.9	1.8
Minneapolis-St. Paul-Bloomington MN-WI	1.7	1.7
Orlando-Kissimmee-Sanford FL	1.7	1.8
All Others	75.7	76.1
Total	100.0%	100.0%

Defaults and Claims

Defaults

The default and claim cycle for a mortgage insurance policy begins with receipt of a default notice from the servicer. We consider a loan to be in default when we are notified by the servicer that the borrower has missed at least two consecutive monthly payments. Defaults may occur for a variety of reasons including death or illness, divorce or other family problems, unemployment, changes in economic conditions, declines in property values that cause the outstanding mortgage amount to exceed the value of a home or other events.

We expect servicers to make timely collection efforts on borrowers who have defaulted, and to attempt to restore the defaulted mortgage, and our mortgage insurance coverage, to current status. If the servicer cannot restore a borrower to current status, the servicer may be able to offer the borrower a forbearance or loan modification alternatives. Where these alternatives cannot cure the default, the servicer is responsible for pursuing remedies for the default, including foreclosure or acceptable foreclosure alternatives, certain of which, such as short sales and deeds in lieu of foreclosure, require our prior approval under the terms of our master policy. We have delegated certain authority to the GSEs and their servicers to exercise some of these alternatives. Among other requirements, servicers operate under protocols established by the GSEs. See "Risk Factors—Risks Relating to the Operation of Our Business—*If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase*."

The following tables show the number of primary insured loans and the percentage of loans insured by us that are in default as of December 31, 2024 and 2023:

Number of Loans in Default and Default Rate

	December 31,	
	2024	2023
Number of policies in force	813,013	822,012
Loans in default	18,439	14,819
Percentage of loans in default	2.27%	1.80%

Loan Defaults by Originating Year

	December 31, 2024			December 31, 2023		
Originating Year	Loans in Default	Percentage of policies written in period	Defaulted RIF (in thousands)	Loans in Default	Percentage of policies written in period	Defaulted RIF (in thousands)
2010 - 2015	441	0.5 %	$ 23,444	698	0.2 %	$ 36,790
2016	459	0.3	23,612	545	0.4	27,950
2017	1,024	0.6	49,508	1,166	0.6	56,930
2018	1,280	0.7	65,762	1,498	0.8	78,163
2019	1,833	0.8	107,586	1,913	0.8	114,763
2020	2,623	0.7	183,033	2,511	0.7	175,537
2021	3,857	1.5	316,774	3,410	1.3	283,914
2022	3,862	2.2	380,474	2,456	1.4	245,947
2023	2,398	1.4	239,817	622	0.4	63,860
2024	662	0.5	64,784	N/A	N/A	N/A
Total	18,439		$ 1,454,794	14,819		$ 1,083,854

Historically, the peak default period for insured mortgage loans has been three to six years after loan origination. The weighted average life of our U.S. mortgage insurance portfolio was 33.3 months as of December 31, 2024. It is possible, however, that our level of defaults may increase as our portfolio seasons. We believe that, since the 2007-2008 financial crisis, underwriting practices in the industry have improved substantially and the quality of mortgage loans originated has been high. Consequently, we expect that the default rate and losses on the business we have underwritten to date will be favorable in comparison to the default rate and losses historically experienced by mortgage insurers.

Under COVID-19 forbearance plans adopted by the GSEs and implemented by their servicers, eligible homeowners who were adversely impacted by COVID-19 were permitted to temporarily reduce or suspend their mortgage payments for up to 18 months for loans in an active COVID-19-related forbearance program as of February 28, 2021. Over 90% of mortgage loans insured by us are federally backed by the GSEs. Because a mortgage loan in forbearance is deemed to be delinquent, we have provided loss reserves on these loans once the borrower has missed two consecutive payments. The substantial majority of the loans that entered into such forbearance plans exited forbearance prior to December 31, 2023, largely pursuant to repayment plans or loan modifications that brought those loans into current status.

As of December 31, 2024, 18,439 of our insured loans, representing approximately 2.27% of our aggregate U.S. mortgage insurance policies in force, were in default status, compared to 14,819 loans in default as of December 31, 2023 and 13,433 loans in default as of December 31, 2022. During the fourth quarter of 2024, certain regions of the U.S. experienced hurricanes which have impacted our insured U.S. mortgage insurance portfolio's performance. On September 26, 2024, Hurricane Helene made landfall and caused property damage in certain counties in Florida, Georgia, South Carolina, North Carolina, Tennessee and Virginia. On October 9, 2024, Hurricane Milton made landfall causing damage in certain counties in Florida. Loans in default increased by 3,620 in the year ended December 31, 2024, including 2,119 defaults we identified as hurricane-related defaults. Based on prior industry experience, we expect the ultimate number of hurricane-related defaults that result in claims will be less than the default-to-claim experience of non-hurricane-related defaults.

Claims

Defaulted mortgages that are not cured result in claims. The insured customer must acquire title to the property before submitting a claim. The time in which a customer may acquire title to a property through foreclosure varies, depending on the state in which the property is located. Historically, on average, mortgage insurers do not receive a request for claim payment until approximately 18 months following a default on a first-lien mortgage. This time lag has increased in recent years as the industry has experienced a slowdown in foreclosures (and, consequently, a slowdown in claims submitted to mortgage insurers) largely due to foreclosure moratoriums imposed by various government entities and lenders and increased scrutiny within the mortgage servicing industry on the foreclosure process.

Upon review and determination that a claim is valid, we generally have the following three settlement options:

- Percentage option—determined by multiplying the claim amount by the applicable coverage percentage, with the customer retaining title to the property. The claim amount is defined in the master policy as consisting of the unpaid loan principal, plus past due interest, subject to a defined maximum, and certain expenses associated with the default;

- Third-party sale option—pay the amount of the claim required to make the customer whole, commonly referred to as the "actual loss amount" (not to exceed our maximum liability as outlined under the percentage option), following an approved sale; or

- Acquisition option—pay the full claim amount and acquire title to the property.

We believe there are opportunities to mitigate losses between the time a loan defaults and the ultimate loss we may experience. Because of the relatively small number of filed claims in our insurance portfolio to date, our opportunities to pursue these activities have been limited. However, we expect claim filings to increase as our portfolio grows and matures, expanding the potential benefit from these loss mitigation activities. Our loss mitigation and claims area is led by seasoned personnel supported by default tracking and claims processing capabilities within our integrated platform. Our loss mitigation staff is also actively engaged with servicers and the GSEs with regard to appropriate servicing and loss mitigation practices.

Customers, Sales and Marketing

Our mortgage insurance customers consist of originators of residential mortgage loans, such as regulated depository institutions, mortgage banks, credit unions and other lenders. Our top ten customers generated 50.2% of our NIW on a flow basis during the year ended December 31, 2024, compared to 39.9% and 41.6% for the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2024, 2023 and 2022, revenue from one customer, United Wholesale Mortgage, exceeded 10% of our consolidated revenue. The loss of any of our larger customers could have a material adverse impact on us and our business. See "Risk Factors—Risks Relating to the Operation of Our Business—*Our revenues, profitability and returns would decline if we lose a significant customer*."

We seek to maintain strong institutional relationships with all of our U.S. mortgage insurance customers. We provide them with ongoing risk, sales, training, service and product development support. We maintain regular and ongoing dialogue with our customers to develop an in-depth understanding of their strategies and needs, to share market perspectives and industry best practices, and to offer tailored solutions and training where necessary on a local level.

Our sales and marketing efforts are designed to help us establish and maintain in-depth, quality customer relationships. We emphasize a collaborative approach with our customers that includes a number of educational offerings and joint product development and marketing initiatives:

- *Regular Portfolio and Risk Management Reviews.* We conduct periodic insured mortgage portfolio reviews with customers, including detailed loan performance metrics.

- *Joint Product Development and Marketing Initiatives.* We emphasize the development of specialized products and programs that provide increased opportunities for customers and address targeted segments of the market. We recognize the value in developing new products collaboratively with our customers. We also work closely with customers to understand their strategic priorities and business objectives while identifying opportunities that will enhance and complement the customers' marketing activities.

- *Customer Service, Support and Trainings.* We have an experienced and knowledgeable customer services team that strives to provide premier service to our customers. We dedicate service representatives to our customers so they can establish relationships with their customer peers and become thoroughly familiar with unique customer systems, processes and service needs. We have developed mortgage industry training courses that are offered to our customers as a value added service. We have an experienced team that maintains the course materials so that they are relevant and current and who facilitate training sessions for our customers.

We have an experienced team of national and regional account managers strategically deployed nationwide that markets our mortgage insurance products and support services.

We assign national account managers to each of the national lenders, providing a point of communication between us and the customer's senior management team. These professionals are responsible for the development and execution of sales and marketing strategies aimed at growing customer volumes and ensuring each customer's needs are understood and helping them to pursue their strategies. The national account managers also coordinate the direct communication of customers with our underwriting and risk management groups to provide a continual flow of information between the organizations.

We also have regional account managers and dedicated support staff operating in defined geographic regions. Our regional account managers play a similar role to our national account managers with respect to customer relationship management, education and customer training, serving as our primary point of contact for small and mid-sized regional lenders operating in a given territory. Regional account managers also support our national account team by assisting with our efforts to directly market and service the branch locations of certain national lenders.

We support our national and regional sales force, and improve their effectiveness in acquiring new customers, by raising our brand awareness through advertising and marketing campaigns, website enhancements, electronic communication strategies and sponsorship of industry and educational events.

We seek to hire qualified mortgage professionals for our sales force who generally have well-established relationships with industry-leading lenders and significant experience in both mortgage insurance and mortgage lending. Our approach is reflected in and supported by our compensation structure, pursuant to which we have successfully implemented a non-commission-based structure that includes an equity ownership program, which we believe aligns their efforts with our long-term corporate objectives, including providing better customer service and better risk selection.

Underwriting

We have established mortgage insurance underwriting guidelines that we believe protect our balance sheet and result in the insurance of high quality business. Most applications for mortgage insurance are submitted to us electronically, and we rely upon the lender's representations that the data submitted is true and correct when making our insurance decision. Our underwriting guidelines incorporate credit eligibility requirements that, among other things, restrict our coverage to mortgages that meet our requirements with respect to borrower FICO® scores, maximum debt-to-income levels, maximum LTV ratios and documentation requirements. Our underwriting guidelines also limit the mortgage insurance coverage we provide for mortgages made with certain high risk features, including those for cash-out refinance, second homes or investment properties.

We regularly seek to enhance our mortgage insurance underwriting guidelines through extensive data gathering, detailed loan level risk analysis, and assessments of trends in key macroeconomic factors such as housing prices, interest rates and employment. We utilize proprietary models that enable us to assess individual loan risks with a high degree of granularity and set pricing for our policies within a risk-adjusted return framework. See "—Risk Management" below. We have adopted a balanced underwriting approach, which considers our risk analysis, return objectives and market factors.

At present, our mortgage insurance underwriting guidelines are broadly consistent with those of the GSEs. Many of our customers use the GSEs' automated loan underwriting systems, Desktop Underwriter® and Loan Prospector®, for making credit determinations. We accept the underwriting decisions made by the GSEs' underwriting systems, subject to certain additional limitations and requirements. We monitor the GSEs for updates to these systems, and may engage in a deeper review for the more substantive releases. Our reviews may result in the maintenance or implementation of additional eligibility requirements. In addition, the performance results of loans scored via automated underwriting systems are monitored within our portfolio management protocols.

Our U.S. mortgage insurance policies are issued through one of two programs:

- *Delegated Underwriting.* We delegate to eligible customers the ability to underwrite the loans based on agreed-upon underwriting guidelines. To perform delegated underwriting, customers must be approved by our risk management group. See "—Risk Management—Loan Life Cycle Risk Management" below. Some customers prefer to assume underwriting responsibilities because it is more efficient within their loan origination process. Because this delegated underwriting is performed by third parties, we regularly perform quality assurance reviews on a sample of delegated loans to assess compliance with our guidelines. As of December 31, 2024, approximately 74% of our insurance in force had been originated on a delegated basis, compared to 73% as of December 31, 2023. See "Risk Factors—Risks Relating to the Operation of Our Business—*Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.*"

- *Non-Delegated Underwriting.* Customers who choose not to participate in, or do not qualify for, our delegated underwriting program submit loan files to us so that we may reach a decision as to whether we will insure the loan. In addition, customers participating in our delegated underwriting program may choose not to use their delegated authority, and instead may submit loans for our independent underwriting. Some customers prefer our non-delegated program because we assume underwriting responsibility and will not rescind coverage if we make an underwriting error, subject to the terms of our master policy. We seek to ensure that our employees properly underwrite our loans through quality assurance sampling, loan performance monitoring and training. As of December 31, 2024, approximately 26% of our insurance in force had been originated on a non-delegated basis, compared to 27% as of December 31, 2023.

We maintain U.S. mortgage insurance underwriting centers in Radnor, Pennsylvania and Winston-Salem, North Carolina, and employ additional underwriters who are based remotely throughout the United States. We believe that the geographical distribution of our underwriting staff allows us to make underwriting determinations across different time zones and to best serve customers across the United States. Although our employees conduct the substantial majority of our non-delegated underwriting, we engage underwriters on an outsourced basis from time to time in order to provide temporary underwriting capacity.

Risk Management

We have established risk management controls throughout our organization and have a risk management framework that we believe reduces the volatility of our financial results and capital position. The risk committee of our board of directors has formal oversight responsibility for the risks associated with our business and is supported by a management risk committee, chaired by our chief risk officer, comprised of senior members of our executive management team.

We believe that our risk management framework encompasses the major risks we face, including our mortgage and title insurance portfolios, investment risk, liquidity risk and regulatory compliance risk, among others. The majority of our risk analysis is directed toward the risks embedded in our U.S. mortgage insurance portfolio. As such, we have established a risk management approach that analyzes the risk across the full life cycle of a mortgage, into what we term the "loan life cycle."

Loan Life Cycle Risk Management

We generally break down the loan life cycle risk management process into three components:

- *Customer qualification*—customer review and approval process;

- *Policy acquisition*—loan underwriting, valuation and risk approval; and

- *Portfolio management*—loan performance and lender monitoring with continuous oversight through the settlement of a claim.

Customer qualification involves a process in which we perform diligence over a potential customer's financial resources, operational practices, management experience and track record of originating quality mortgages prior to formalizing a customer relationship. We leverage the experience of our management team to pre-screen lenders prior to formally engaging and performing a lender qualification review. Once engaged, our counterparty risk management team conducts a lender qualification review with oversight from the management risk committee. Approved lenders are subject to clear parameters regarding underwriting delegation status, credit guideline requirements and variances and collateral thresholds and volume mix expectations for loan diversification.

The policy acquisition process involves the establishment of underwriting guidelines, pricing schedules and aggregate risk limits. See "—Underwriting" above. These guidelines and schedules are coded in our credit risk rule engine which is utilized to screen each loan underwritten, and are constructed to ensure prudent risk acquisition with adequate return on capital. These guidelines and schedules are maintained and periodically reviewed by our risk management team and adjusted to reflect the most current risk assessment based on ongoing experience in the insurance portfolio as well as industry loan quality trends.

The portfolio management process involves two main functions, quality assurance (QA), reviews, and a comprehensive surveillance protocol, in order to provide customers timely feedback that fosters high quality loan production. Through our QA process, we review a statistically significant sample of individual mortgages from our customers to ensure that the loans accepted through our underwriting process meet our pre-determined eligibility and underwriting criteria. The QA process allows us to identify trends in lender underwriting and origination practices, as well as to back-test underlying reasons for delinquencies, defaults and claims within our portfolio. The information gathered from the QA process is incorporated into our policy acquisition function and is intended to prevent continued aggregation of underperforming risks. Our surveillance protocol maintains oversight over customer and vendor activities, industry dynamics, production trends and portfolio

performance. The portfolio management process also involves loss mitigation aimed to reduce both frequency and severity of non-performing risk. See "—Defaults and Claims" above.

Modeling and Analytics

Our risk management professionals are supported by substantial data analysis and sophisticated risk models. We have a dedicated modeling and analytics team which is responsible for delivering actionable models, tools, analysis and reporting to inform our credit underwriting and pricing decisions. The team analyzes mortgage, financial, economic and housing data to develop proprietary behavioral models that help us assess credit, prepayment and loss severity trends and collateral valuation models to help inform business decisions. Performance and profitability are evaluated across customers and products to identify the emergence of potential weaknesses and adverse risks. Geographic housing market analysis also is utilized in establishing market restrictions for certain products and segments. We utilize an economic capital framework to evaluate risk-adjusted returns. We also perform stress tests on our portfolio to analyze how our book of business may perform under adverse scenarios. We believe that our economic capital framework and stress testing analysis helps to inform our optimal capitalization targets, allowing us to prudently manage and protect our balance sheet.

Reinsurance

We proactively manage our risk exposure and capital in part through the use of third-party reinsurance arrangements. We are parties to several types of reinsurance arrangements:

- fully collateralized excess of loss reinsurance coverage on U.S. mortgage insurance policies that we have already issued with special purpose insurers funding such reinsurance obligations through the issuance of mortgage insurance-linked notes;

- excess of loss reinsurance arrangements with third party reinsurers on U.S. mortgage insurance policies that we have already issued; and

- quota share reinsurance arrangements in which third party reinsurers agree to prospectively reinsure a pro rata portion of the risk on U.S. mortgage insurance policies that we write.

We believe that our reinsurance programs offer us a number of benefits, including:

- hedging against adverse losses in times of stress and mitigation of portfolio risk and volatility through the housing and economic cycle;

- providing capital relief under the various state insurance risk to capital framework, rating agency capital requirements and GSE PMIERs available asset requirements;

- providing a diversified source of capital to support and grow our business; and

- enhancing our counterparty strength and improving the sustainability of our franchise.

For additional information regarding our third-party reinsurance programs, see Note 5 to our consolidated financial statements entitled "Reinsurance" included elsewhere in this Annual Report.

Corporate & Other

Overview

Corporate & Other activities include business activities associated with our title insurance operations, income and losses from holding company treasury operations, as well as general corporate operating expenses not attributable or allocated to our Mortgage Insurance segment.

As a result of our acquisition of Agents National Title Insurance Company (renamed Essent Title Insurance, Inc. effective January 1, 2025), a title insurance underwriter, and Boston National Title, an independent title agency, effective July 1, 2023, we offer title insurance products through a network of title insurance agents and title and settlement services.

Title insurance is essential to the real estate closing process in most transactions in the U.S. involving real property mortgage lenders. Mortgage lenders and purchasers of real estate generally desire to be protected from loss or damage in the event of defects in the title of the subject property. Title insurance is a means of providing such protection. Title insurance policies insure the interests of owners or lenders against defects in the title to real property, and the policies typically include the duty to defend against claimed title defects. These defects include adverse ownership claims, liens, encumbrances or other matters affecting title. Title insurance policies generally are issued on the basis of a preliminary title report or commitment, which is typically prepared after a search of one or more of public records, maps, documents and prior title policies to ascertain

the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property.

The size of the title insurance industry is closely tied to various macroeconomic factors, including, but not limited to, growth in the gross domestic product, inflation, unemployment, the availability of credit, consumer confidence, interest rates, and sales volumes and prices for new and existing homes, as well as the volume of refinancing of previously issued mortgages.

Most real estate transactions consummated in the U.S. require the use of title insurance by a lending institution before the transaction can be completed. Generally, revenues from title insurance policies are directly correlated with the value of the property underlying the title policy, and appreciation or depreciation in the overall value of the real estate market are major factors in total industry revenues. Industry revenues are also driven by factors affecting the volume of real estate closings, such as the state of the economy, the availability of mortgage funding, and changes in interest rates, which affect demand for new mortgage loans and refinancing transactions.

Title Insurance Industry

Title insurance plays a key role in the U.S. economy by insuring the secure transfer of real estate and facilitating the growth of homeownership. Through our title insurance operations, we provide our customers with title insurance and escrow and other title-related services that support their ability to effectively close real estate transactions.

In real estate transactions financed with a mortgage, virtually all real property mortgage lenders require their borrowers to obtain a title insurance policy at the time a mortgage loan is made. The beneficiaries of title insurance policies generally are real estate owners and mortgage lenders. A title insurance policy indemnifies the named insured and certain successors in interest against certain title defects, liens and encumbrances existing as of the date of the policy and not specifically excepted from its provisions. The policy typically provides coverage for the real property mortgage lender in the amount of its outstanding mortgage loan balance and for the owner in the amount of the purchase price of the property. In some cases, the policy might provide insurance in a greater amount, or for automatic increases in coverage over time. In a refinancing transaction, only a lender's policy is generally purchased because ownership of the property has not changed. In the case of an all-cash real estate purchase, no lender's policy is issued but typically an owner's title policy is issued. The potential for claims under a title insurance policy issued to a mortgage lender generally ceases upon repayment of the mortgage loan. The potential for claims under a title insurance policy issued to an owner generally ceases upon the sale or transfer of the insured property.

An owner's title insurance policy, like those that we issue in connection with the closing of a real estate transaction, provides owners with protection from losing their property due to unforeseen or unexpected title claims. Unlike other types of insurance, title insurance protects against past problems instead of future risk, such as the previous owner's debt, liens, or other claims of ownership that may have been in place prior to the purchase of the property. Under our policies, we defend insureds when covered claims are filed against their interest in the property.

Before issuing title policies, title insurers typically seek to limit their risk of loss by performing title searches and examinations and, in many instances, curing identified title defects. The premium for title insurance is typically due and earned in full when the real estate transaction is closed. Title insurance premiums paid in connection with a title insurance policy are based on (and typically are a percentage of) either the amount of the mortgage loan or the purchase price of the property insured. The premium charged by a title insurer or an agent is subject to regulation in most areas. Such regulations vary from jurisdiction to jurisdiction.

The amount of the insured risk or "face amount" of insurance under a title insurance policy is generally equal to either the amount of the loan secured by the property or the purchase price of the property. The title insurer is also responsible for the cost of defending the insured title against covered claims. The insurer's actual exposure at any given time; however, generally is less than the total face amount of policies outstanding because the coverage of a lender's policy is reduced and eventually terminated as a result of payments on the mortgage loan. A title insurer also generally does not know when a property has been sold or refinanced except when it issues the replacement coverage. Because of these factors, the total liability of a title underwriter on outstanding policies cannot be precisely determined.

In a typical residential real estate sale transaction where title insurance is issued, a third party, such as a real estate broker or agent, lawyer or settlement agent, orders the title insurance on behalf of an insured or in certain instances, such as with respect to a lender, the insured orders on its own behalf. Once the order has been placed and a title insurance company or an agent has determined the current status of the title to the property to its satisfaction, the title insurer or agent prepares, issues and circulates a commitment or preliminary report. The commitment or preliminary report identifies the conditions, exceptions and/or limitations that the title insurer intends to attach to the policy and identifies items appearing on the title that, in certain circumstances, must be eliminated prior to closing. A title insurance company's predominant expense relates to such searches and examinations, the preparation of preliminary title reports, policies or commitments, facilitation and closing of real estate transactions. Claim losses generally result from errors made in the title search and examination process, from fraud, forgery and hidden defects such as incapacity, missing heirs of the property, closing-related errors, etc.

The closing or settlement function, sometimes called an escrow in the western states, is, depending on the local custom in the region, performed by a lawyer, an escrow company or a title insurance company or agent, generally referred to as a "settlement agent." Once documentation has been prepared and signed, and any required mortgage lender payoff demands are obtained, the transaction closes. The settlement agent typically records the appropriate title documents and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued, typically insuring the priority of the mortgage of the real property mortgage lender in the amount of its mortgage loan and the owner in the amount of the purchase price. Before a closing takes place, however, the title insurer or agent typically provides an update to the commitment to discover any adverse matters affecting title and, if any are found, works to eliminate them so that the title insurer or agent issues the title policy subject only to those exceptions to coverage which are acceptable to the title insurer, the owner and the owner's lender.

Competition

The title insurance and settlement services market is also highly competitive. Competitors in the industry include Fidelity National Financial, Inc., First American Financial Corporation, Old Republic International Corporation and Stewart Title Guaranty Company as well as a number of smaller title insurance operations. Numerous agency operations also provide aggressive competition. The addition or removal of regulatory barriers might result in changes to competition in the title insurance business. New competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition among the major title insurance companies, expansion by regional companies and any new entrants with alternative products could affect our business operations and financial condition.

Customers, Sales and Marketing

We market and distribute our title and settlement services to customers primarily to the residential sector of the real estate industry. We actively seek to develop new business relationships with persons in the real estate community, such as real estate sales agents and brokers, financial institutions, independent escrow companies and title agents, real estate developers, mortgage originators and servicers, and attorneys who order title insurance policies for their clients. Large customers, such as national residential mortgage lenders and developers, are an important part of our business. The buying criteria of locally based title agents and clients differ from those of large, geographically diverse customers in that the former tend to emphasize personal relationships and ease of transaction execution, while the latter generally place more emphasis on consistent product delivery across diverse geographical regions and the ability of service providers to meet their information systems requirements for electronic product delivery.

Underwriting

The search and examination function is performed by an independent agent, or directly produced by the underwriter, and the agent is responsible to ensure that the search and examination is completed. The agent thus retains the majority of the title premium collected, with the balance remitted to the title underwriter for bearing the risk of loss in the event that a claim is made under the title insurance policy. Independent agents may select among several title underwriters based upon their relationship with the underwriter, the amount of the premium "split" offered by the underwriter, the overall terms and conditions of the agency agreement and the scope of services offered to the agent. Premium splits vary by geographic region, and in some states are fixed by insurance regulatory requirements. Our relationship with each agent is governed by an agency agreement defining how the agent issues a title insurance policy on our behalf. The agency agreement also sets forth the agent's liability to us for policy losses attributable to the agent's errors. An agency agreement is usually terminable without cause upon 30 days' notice or immediately for cause. In determining whether to engage or retain an independent agent, we consider the agent's experience, financial condition and loss history. For each agent with whom we enter into an agency agreement, we maintain financial and loss experience records.

A title insurance underwriter's direct title and settlement operations handle the entire process of issuing title insurance policies and conducting real estate closings without relying on third-party agents. These operations include title searches, title curative work, escrow services, and the final settlement of real estate transactions. By managing these functions in-house, the underwriter ensures greater control over risk assessment, compliance, and service quality while streamlining the process for buyers, sellers, and lenders. Additionally, operating direct title and settlement services allows the underwriter to capture the full premium and settlement fee, maximizing revenue and eliminating the need to share fees with independent title agents.

Information Technology

We operate highly automated businesses that rely on information technology. We accept mortgage and title insurance applications and requests for title closing services through electronic submission and issue electronic insurance approvals. In order to facilitate this process, we establish direct connections to the origination and servicing systems of our customers and servicers, which may require a significant upfront investment. We also provide our customers secure access to our web-based mortgage insurance ordering and servicing systems to facilitate transactions.

We continue to upgrade and enhance our systems and technology, including:

- investing in new customer-facing technology that enables our customers to transact business faster and easier, whether over an internet browser or through direct system-to-system interfacing with our customers' loan origination and servicing systems;

- integrating our platform with third-party technology providers used by our customers in their loan origination process and for ordering mortgage insurance and provide title closing services;

- supporting a business rules engine that automatically enforces our eligibility guidelines and pricing rules at the time the mortgage insurance application is submitted;

- implementing advanced business process management software that focuses on improving our underwriting productivity and that may also be used to improve our quality assurance and loss management functions;

- deploying commercially available software combined with proprietary solutions to support title closing and settlement services; and

- development of a title insurance production system.

We believe that our technology, together with our information technology team, greatly enhances our operating efficiency and creates competitive advantages. Our team is experienced in large-scale project delivery, including mortgage insurance and title insurance administration systems and the development of web-enabled servicing capabilities. Technology costs are managed by standardizing our technology infrastructure, consolidating application systems, managing project execution risks and using contract employees as needed.

See "Item 1C - Cybersecurity" below for a discussion of our governance practices and processes for assessing, identifying and managing material risks from cybersecurity threats.

Investment Portfolio

Our investment portfolio, including cash, comprises the largest single component of our balance sheet, representing 88.8% of our total assets at December 31, 2024. Our primary objectives with respect to our investment portfolio are to preserve capital, generate investment income and maintain sufficient liquidity to cover operating expenses and pay future insurance claims. Our investments are subject to market-wide risks and fluctuations in value, as well as risks inherent in particular securities. As of December 31, 2024, predominantly all of our investment securities were rated investment-grade.

We have adopted, and our board of directors has approved, an investment policy that defines specific limits for asset sectors, single issuer, credit rating, asset duration, industry and geographic concentration and eligible and ineligible investments. Our senior management is responsible for the execution of our investment strategy and compliance with the adopted investment policy, and review of investment performance and strategy with the investment committee of the board of directors on a quarterly basis.

Our current strategy for the investment portfolio is focused primarily on the following: selecting fixed income securities; maintaining sufficient liquidity to meet expected and unexpected financial obligations; mitigating interest rate risk through management of asset durations; continuously monitoring investment quality; and limiting investments in assets that are highly correlated to the residential mortgage market.

We engage external asset managers to assist with the trading, investment research, investment due diligence and portfolio allocation within the guidelines that we have set. Substantially all of our investments available for sale were managed by external managers as of December 31, 2024. Assets not managed by external managers primarily include securities on deposit with state regulatory agencies in connection with the insurance licenses. To date, we have not used any derivatives to hedge any investment or business risks that we are currently assuming. We measure investment performance against market benchmarks on both total return and return volatility dimensions.

As part of our overall investment strategy, we also allocate a relatively small percentage of our portfolio to limited partnership investments in real estate, consumer credit and traditional venture capital and private equity investments to generate informational and financial returns.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Investments" for information regarding the performance of our investment portfolio.

Regulation

Direct U.S. Regulation

Our U.S.-based mortgage insurance business and title insurance operations are subject to comprehensive, detailed regulation by Federal regulators and state insurance departments. State regulations are principally designed for the protection of the public and our insured policyholders, rather than for the benefit of investors. Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or to officials to examine insurance companies and to enforce rules or to exercise discretion affecting almost every significant aspect of the insurance business.

GSE Qualified Mortgage Insurer Requirements

Pursuant to their charters, Fannie Mae and Freddie Mac purchase or guaranty low down payment loans insured by entities that they determine to be qualified mortgage insurance companies. Our primary mortgage insurance subsidiary, Essent Guaranty, Inc., is currently approved by both Fannie Mae and Freddie Mac as a mortgage insurer.

The FHFA, as the conservator of the GSEs since 2008, has the authority to establish the priorities of the GSEs and to control and direct their operations. The FHFA has established a strategic plan for the GSEs, including the development by the GSEs of aligned counterparty risk management standards for mortgage insurers that include uniform master policy and eligibility requirements. See "—Our Products and Services—Mortgage Insurance—Master Policy" above.

Fannie Mae and Freddie Mac maintain coordinated Private Mortgage Insurer Eligibility Requirements (PMIERs). The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets (which may be offset in part by third-party reinsurance obtained by private mortgage insurers on terms set forth in the PMIERs) from which to pay claims. The PMIERs also include enhanced operational performance expectations and define remedial actions that apply should an approved insurer fail to comply with these requirements. As of December 31, 2024, Essent Guaranty was in compliance with the PMIERs.

State Insurance Regulation

Each of our U.S. insurance subsidiaries is required by the insurance regulatory authority of its state of domicile, and the insurance regulatory authority of each other jurisdiction in which it is licensed to transact business, to make various filings with those insurance regulatory authorities and with the National Association of Insurance Commissioners (NAIC), including quarterly and annual financial statements prepared in accordance with statutory accounting principles. We are licensed to write mortgage insurance in all 50 states and the District of Columbia, and to write title insurance in 45 states and the District of Columbia. Most states also regulate transactions between insurance companies and their affiliates and have restrictions on transactions that have the effect of inducing lenders to place business with the insurer. For a description of limits on dividends payable to Essent Group Ltd. from our U.S. insurance subsidiaries, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 11 to our consolidated financial statements entitled "Dividends Restrictions" included elsewhere in this Annual Report.

In general, state regulation of our U.S. insurance businesses relates to:

- licenses to transact business;

- producer licensing;

- approval of policy forms;

- approval of premium rates;

- limits on insurable loans;

- quarterly, annual and other reports on our financial condition;

- the basis upon which assets and liabilities must be stated;

- requirements regarding contingency reserves;

- minimum capital levels and adequacy ratios;

- credit for reinsurance;

- limitations on the types of investment instruments which may be held in our investment portfolio;

- special deposits of securities;

- limits on dividends payable;

- advertising compliance;

- establishment of reserves;

- claims handling;

- privacy, data protection and cybersecurity;

- the use of artificial intelligence (AI);

- hazardous financial condition; and

- enterprise risk management.

Mortgage insurance premium rates are regulated to protect policyholders against the adverse effects of excessive, inadequate or unfairly discriminatory rates and to encourage competition in the insurance marketplace. Any increase in premium rates must be actuarially justified, generally on the basis of the insurer's loss experience, expenses and future trend analysis. The general mortgage default experience may also be considered. Premium rates are subject to review and approval by state regulators, except in states where such approval has been exempted by statute or regulation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for information about regulations governing our capital adequacy, information about our current capital and our expectations regarding our future capital position.

Title insurance premiums are subject to regulation in most states and vary from jurisdiction to jurisdiction. Some states promulgate rates, others require prior approval, and some simply require the filing of rates.

Effective January 1, 2025, our title underwriting company, Agents National Title Insurance Company, redomiciled from Missouri to Pennsylvania and changed its name to Essent Title Insurance, Inc.

The insurance holding company laws and regulations of Pennsylvania, the state in which both of our U.S. insurance subsidiaries are domiciled as of January 1, 2025, regulate, among other things, certain transactions between Essent Group Ltd., our insurance subsidiaries and/or other parties affiliated with us and certain transactions involving our common shares, including transactions that constitute a change of control of Essent Group Ltd. and, consequently, a change of control of our insurance subsidiaries. Specifically, these laws and regulations require that, before a person can acquire direct or indirect control of an insurer domiciled in Pennsylvania, prior written approval must be obtained from the Pennsylvania Insurance Department, which is required to consider various factors, including the financial strength of the acquirer, the integrity and management experience of the acquirer's board of directors and executive officers, and the acquirer's plans for the future operations of a reinsurer or insurer. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of our common shares.

State insurance law, and not Federal bankruptcy law, would apply to any insolvency or financially hazardous condition of our U.S. insurance subsidiaries.

The NAIC established a Mortgage Guaranty Insurance Working Group (MGIWG) to determine and make recommendations to the NAIC's Financial Condition Committee regarding what, if any, changes to the Mortgage Guaranty Insurance Model Act (the "MGI Model Act") and other NAIC guidance are deemed necessary to the solvency regulation of mortgage guaranty insurers, including, but not limited to, revisions to Statement of Statutory Accounting Principles (SSAP) No. 58 - Mortgage Guaranty Insurance. The revised Model Act was approved by MGIWG in 2023 and was adopted by the NAIC in March 2024. The NAIC Statutory Accounting Principles (E) Working Group has initiated a project to update SSAP No. 58 to align with the revised MGI Model Act. At this time, we cannot predict which states, if any, will adopt the amended MGI Model Act or any of its specific provisions, the effect changes in the MGI Model Act will have on the mortgage guaranty insurance market generally, or on our business specifically, the additional costs associated with compliance with any such changes, or any changes to our operations that may be necessary to comply, any of which could have a material adverse effect on our business, results of operations and financial condition. We also cannot predict whether other regulatory initiatives will be adopted or what impact, if any, such initiatives, if adopted as laws, may have on our business, results of operations and financial condition.

Statutory Accounting

The preparation of financial statements in conformity with state-regulated statutory accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Our mortgage insurance company is required to establish statutory accounting contingency loss reserves in an amount equal to 50% of our net earned premiums on mortgage guaranty insurance policies that we issue. These amounts generally cannot be withdrawn for a period of 10 years, except as permitted by applicable insurance law and regulations. With regulatory approval, a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year. For further information, see Note 16 to our consolidated financial statements entitled "Statutory Accounting" included elsewhere in this Annual Report.

Pursuant to statutory accounting requirements, our title insurer must defer a portion of premiums as an unearned premium reserve for the protection of policyholders (in addition to their reserves for known claims) and must maintain qualified assets in an amount equal to the statutory requirements. The level of unearned premium reserve required to be maintained at any time is determined by a statutory formula based factors such as age, number of policies, the dollar amount of policy liabilities underwritten, and the age and dollar amount of statutory premiums written.

Privacy and Information Security

The Gramm-Leach-Bliley Act of 1999 (GLBA) imposes privacy and data security requirements on financial institutions with which we transact business, including obligations to protect and safeguard consumers' nonpublic personal information and records, and limitations on the re-use of such information. The Federal Commission has issued the Standards for Safeguarding Customer Information, or the "Safeguards Rule," and the CFPB has issued the Privacy of Consumer Financial Information Rule, or "Privacy Rule," implementing sections of GLBA.

Many states have enacted legislation implementing their own financial privacy laws that, typically, replicate many of the requirements established, including obligations to protect social security numbers and provide notification in the event that a security breach results in a reasonable belief that unauthorized persons may have obtained access to consumer nonpublic information.

In 2017, the New York Department of Financial Services (NYDFS) adopted a Cybersecurity Regulation that applies to all individuals and entities licensed by the NYDFS, pursuant to which licensees must file for exemption or submit an annual compliance certification. In addition, The Cybersecurity Regulation mandates, among other things, the implementation and maintenance of a risk-based and documented data protection program, certain technical safeguards and controls, the designation of a Chief Information Security Officer, or CISO, and other specific governance and oversight measures, oversight of third party service providers, and the identification and documentation of material deficiencies and remediation plans. Covered entities that fail to comply with the Cybersecurity Regulation may be subject to NYDFS enforcement actions, the result of which could lead to civil penalties, and other legal and reputational costs. On November 1, 2023, NYDFS adopted its second amendment to the Cybersecurity Regulation, the majority of became effective in 2024. These amendments strengthen data protection requirements, including the implementation of specific technical and administrative security measures. Several other jurisdictions in which we operate have enacted similar laws but do not require certification of compliance by non-domestic licensees.

In addition, the NAIC's Insurance Data Security Model Law (the "Cybersecurity Model Law"), which is similar to New York's Cybersecurity Regulation, establishes standards for data security and for the investigation of and notification to insurance commissioners of cybersecurity events involving unauthorized access to, or the misuse of, certain nonpublic information. The Cybersecurity Model Law provides requirements to protect the confidentiality, integrity and availability of covered information systems and the sensitive or business information thereon. Over 25 states and jurisdictions have adopted a version of the Cybersecurity Model Law.

 Beginning with California in 2020, several states have enacting, or are considering enacting, consumer privacy protection laws applicable to companies that do business in the respective states and meet certain threshold requirements. These laws generally create a privacy framework to protect identified data privacy rights and impose obligations relating to the processing and protection of consumer personal information. Several of these laws include broad exemptions for data or entities regulated under GLBA; however, there may be limited instances where the laws apply to portions of our business. It is reasonably possible that these new privacy laws will prompt other state and federal regulators to move forward with new privacy regulations that could impact our businesses or our customers' businesses.

 The NAIC's Privacy Protections (H) Working Group (PPWG) is developing revisions to the NAIC's Privacy of

Consumer Financial and Health Information Regulation ("Model 672"). It has released a revised draft of Model 672 and has a dedicated drafting group tasked with leading its model update effort. The proposed amendments would expand the definition of nonpublic personal information; add consumer rights to request access, correction and deletion of nonpublic personal information; and add requirements for contracts with third-party service providers. In November 2024, PPWG received an extension until December 31, 2025 to finalize its amendments to Model 672.

Federal Mortgage-Related Laws and Regulations

Certain Federal laws directly or indirectly affect private mortgage insurers and title insurers. Private mortgage insurers are impacted indirectly by Federal laws and regulations affecting mortgage originators and lenders, purchasers of mortgage loans, such as the GSEs, and governmental insurers such as the FHA and the VA. For example, changes in Federal housing laws and regulation or other laws and regulations that affect the demand for private mortgage insurance may have a material adverse effect on us. In addition, mortgage origination and servicing transactions are subject to compliance with various Federal and state laws, including the Real Estate Settlement Procedures Act (RESPA), the Equal Credit Opportunity Act, the Fair Housing Act, the Truth In Lending Act (TILA), the Homeowners Protection Act of 1998 (HOPA), and the Fair Credit Reporting Act of 1970. Among other things, these laws and their implementing regulations prohibit payments for referrals of settlement service business, require fairness and non-discrimination in granting or facilitating the granting of credit, govern the circumstances under which companies may obtain and use consumer credit information, and provide for other consumer protections.

Dodd-Frank Act

The Dodd-Frank Act Wall Street Reform and Consumer Protection Act of 2010, which we refer to as the Dodd-Frank Act, amended certain provisions of TILA and RESPA that may have a significant impact on our business prospects. The Consumer Financial Protection Bureau (CFPB), a Federal agency created by the Dodd-Frank Act, is charged with implementation and enforcement of these provisions.

Qualified Mortgage Regulations—Ability To Repay Requirements

The CFPB regulates the offering and provision of consumer financial products and services under Federal law, including residential mortgages, and is authorized to issue regulations governing a loan originator's determination that, at the time a loan is originated, the consumer has a reasonable ability to repay the loan. The Dodd-Frank Act provides for a statutory presumption that a borrower will have the ability to repay a loan if the loan has characteristics satisfying the qualified mortgage (QM), definition. Creditors who violate the ability-to-repay (ATR), standard can be liable for all interest and fees paid by the borrower as well as actual and statutory damages. Furthermore, the borrower may assert this as a defense by recoupment or set off without regard to any statute of limitation in any foreclosure action initiated by or on behalf of the creditor, assignee or any holder of the mortgage.

Pursuant to the CFPB's announced final rule regarding QMs, which we refer to as the QM Rule, a loan is deemed to be a QM if it meets certain specified requirements, including if:

- the term of the mortgage is less than or equal to 30 years;

- there is no negative amortization, interest only or balloon features;

- the lender properly documents the loan in accordance with the requirements;

- the total "points and fees" do not exceed certain thresholds, generally 3%; and

- the total debt-to-income ratio does not exceed 43%.

Under the QM Rule, a loan receives a conclusive presumption that the consumer had the ability to repay if the annual percentage rate does not exceed the average prime offer rate (APOR) for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. A loan receives a rebuttable presumption that the consumer had the ability to repay if the annual percentage rate exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points.

We expect that most lenders will continue to be reluctant to make non-QM loans because they will not be entitled to the presumption against civil liability under the Dodd-Frank Act, and mortgage investors may be reluctant to purchase mortgages or mortgage-backed securities that are not QMs due to potential assignee liability for such loans. As a result, we believe that the QM regulations have a direct impact on establishing a subset of borrowers who can meet the regulatory standards and directly affect the willingness of lenders and mortgage investors to extend mortgage credit and therefore the size of the residential mortgage market. See "Risk Factors—Risks Relating to Regulation and Litigation—*Our business prospects and operating*

results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs."

<u>*Qualified Residential Mortgage Regulations—Risk Retention Requirements*</u>

The Dodd-Frank Act generally requires an issuer of an asset-backed security or a person who organizes and initiates an asset-backed transaction (a "securitizer") to retain at least 5% of the risk associated with securitized mortgage loans, although in some cases the retained risk may be allocated between the securitizer and the mortgage originator. This risk retention requirement does not apply to a mortgage loan that is a "qualified residential mortgage," (QRM), or that is insured or guaranteed by the FHA or other specified Federal agencies.

The QRM regulations align the definition of a QRM loan with that of a QM loan. If, however, the QRM definition is changed (or the QM definition is amended) in a manner that is unfavorable to us, such as to give no consideration to mortgage insurance in computing LTV or to require a large down payment for a loan to qualify as a QRM, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance. See "Risk Factors—Risks Relating to Regulation and Litigation—*The amount of insurance we write could be adversely affected by the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM").*"

Mortgage Servicing Rules

The Dodd-Frank Act amended and expanded upon mortgage servicing requirements under TILA and RESPA, Regulation Z (promulgated pursuant to TILA) and Regulation X (promulgated pursuant to RESPA) subsequently amended to conform these regulations accordingly. Included within these rules are new or enhanced requirements for handling escrow accounts, responding to borrower assertions of error and inquiries from borrower, special handling of loans that are in default, and loss mitigation in the event of borrower default. A provision of the required loss mitigation procedures prohibits the loan holder or servicer from commencing foreclosure until 120 days after the borrower's delinquency. Complying with the new rules could cause the servicing of mortgage loans to become more burdensome and costly than it had been prior to the implementation of these rules. As to servicing of mortgage loans covered by our insurance policies, these rules could contribute to delays in realization upon collateral and have an adverse impact on resolution of claims.

Homeowners Protection Act of 1998

HOPA provides for the automatic termination, or cancellation upon a borrower's request, of private mortgage insurance upon satisfaction of certain conditions. HOPA requires that lenders give borrowers certain notices with regard to the automatic termination or cancellation of mortgage insurance. These provisions apply to borrower-paid mortgage insurance for purchase money, refinance and construction loans secured by the borrower's principal dwelling. FHA and VA loans are not covered by HOPA. Under HOPA, automatic termination of mortgage insurance would generally occur when the mortgage is first scheduled to reach an LTV of 78% of the home's original value, assuming that the borrower is current on the required mortgage payments. A borrower who has a "good payment history," as defined by HOPA, may generally request cancellation of mortgage insurance when the LTV is first scheduled to reach 80% of the home's original value or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. It is the servicer's responsibility to notify us when coverage is to be canceled under the HPA, either automatically or due to a borrower-requested cancellation, and we will process the servicer's request. If mortgage insurance coverage is not cancelled at the borrower's request or by the automatic termination provision, the mortgage servicer must terminate mortgage insurance coverage by the first day of the month following the date that is the midpoint of the loan's amortization, assuming the borrower is current on the required mortgage payments.

The GSEs have implemented certain guidelines that may provide more flexibility to certain borrowers to cancel BPMI than is otherwise required for such loans under HOPA. See "—Our Products and Services—Mortgage Insurance—Primary Mortgage Insurance" above.

Real Estate Settlement Procedures Act of 1974

Each of mortgage insurance and title insurance generally may be considered to be a "settlement service" for purposes of RESPA under applicable regulations. Subject to limited exceptions, RESPA prohibits persons from giving or accepting anything of value in connection with the referral of a settlement service. RESPA authorizes the CFPB, the U.S. Department of Justice, state attorneys general and state insurance commissioners to bring civil enforcement actions, and also provides for criminal penalties and private rights of action. In the past, a number of lawsuits have challenged the actions of private mortgage insurers under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of mortgage insurance, including the provision of contract underwriting services. In addition to these private lawsuits, other

private mortgage insurance companies have received "Civil Investigative Demands" from, and entered into consent orders with, the CFPB as part of its investigation to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of the RESPA, the Consumer Financial Protection Act and the Dodd-Frank Act. The CFPB's ruling in its enforcement order against PHH Corporation for alleged RESPA violations stemming from captive mortgage insurance arrangements was overturned on appeal by a panel of the U.S. Court of Appeals for the D.C. Circuit, a decision affirmed in January 2018 by the D.C. Circuit en banc. Although we did not participate in the practices that were the subject of the CFPB consent orders or the PHH case, the private mortgage insurance industry and our insurance subsidiaries are subject to substantial Federal and state regulation. Increased Federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results.

Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act)

The SAFE Act requires mortgage loan originators to be licensed and/or registered with the Nationwide Mortgage Licensing System and Registry, or the NMLS. The NMLS is a database established by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators. Among other things, the database was established to support the licensing of mortgage loan originators by each state. As part of this licensing and registration process, loan originators who are employees of institutions other than depository institutions or certain of their subsidiaries that are regulated by a Federal banking agency, must generally be licensed under the SAFE Act guidelines enacted by each state in which they engage in loan originator activities and registered with the NMLS. The SAFE Act generally prohibits employees of a depository institution (including certain of their subsidiaries that are regulated by a Federal banking agency) from originating residential mortgage loans without first registering with the NMLS and maintaining that registration. Certain of our underwriters are licensed pursuant to the SAFE Act.

Fair Credit Reporting Act

The Fair Credit Reporting Act of 1970, as amended (FCRA), imposes restrictions on the permissible use of credit report information. FCRA has been interpreted by some FTC staff and Federal courts to require mortgage insurance companies to provide "adverse action" notices to consumers in the event an application for mortgage insurance is declined or offered at less than the best available rate for the loan program applied for on the basis of a review of the consumer's credit report information. We provide such notices as required. Although they occurred before our establishment and we have not been involved, there has been class action litigation over these FCRA adverse action notices involving the mortgage insurance industry, including court-approved settlements.

Housing Finance Reform

Presently, the Federal government plays a dominant role in the U.S. housing finance system through the involvement of the GSEs and the FHA, VA and Ginnie Mae. There is broad policy consensus toward the need for private capital to play a larger role and government credit risk to be reduced. However, to date there has been a lack of consensus with regard to the specific changes necessary to return a larger role for private capital and how small the eventual role of government should become. Since the GSEs were placed into conservatorship in September 2008, there have been a wide ranging set of GSE and secondary market reform advocacy proposals put forward, including nearly complete privatization and elimination of the role of the GSEs, recapitalization of the GSEs and a number of alternatives that combine a Federal role with private capital, some of which eliminate the GSEs and others of which envision an ongoing role for the GSEs. Since 2011, a number of comprehensive GSE/secondary market legislative reform bills have also been introduced or discussed in the U.S. Congress, differing with regard to the future role of the GSEs, the overall structure of the secondary market and the role of the Federal government within the mortgage market. In addition, the size, complexity and centrality of the GSEs to the current housing finance system and the importance of housing to the economy make the transition to any new housing finance system difficult.

Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement. Congress, however, has not enacted any legislation to date. We believe that the continuing conservatorship of the GSEs by the FHFA makes it likely that the U.S. Congress will eventually address the role and purpose of the GSEs in the U.S. housing market and potentially legislate structural and other changes to the GSEs and the functioning of the secondary mortgage market. New Federal legislation could reduce the level of private mortgage insurance coverage used by the GSEs as credit enhancement, eliminate the requirement altogether or otherwise alter or eliminate the role of the GSEs, and thereby materially affect our ability to compete, demand for our products and the profitability of our business.

There can be no assurance that other Federal laws and regulations affecting these institutions and entities will not change, or that new legislation or regulations will not be adopted that will adversely affect the private mortgage insurance industry. See "Risk Factors—Risks Relating to Regulation and Litigation—*Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit*

enhancements generally and private mortgage insurance specifically, could reduce our revenues or adversely affect our profitability and returns" and "—*Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns*."

FHA Reform

We compete with the single-family mortgage insurance programs of the FHA, which is part of HUD. The most recent FHA report to Congress dated November 15, 2024 on the financial status of the FHA Mutual Mortgage Insurance Fund (MMIF) showed the capital reserve ratio of the MMIF Forward Portfolio at 10.9%, above the Congressionally mandated required minimum level of 2%.

Basel Committee Capital Adequacy Requirements

In 1988, the Basel Committee on Banking Supervision, which we refer to as the "Basel Committee," developed the Basel Capital Accord ("Basel I") which set out international benchmarks for assessing banks' capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I ("Basel II"), which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee made further revisions that established risk-based capital and leverage capital requirements for most United States banking organizations through further revisions to Basel II ("Basel III") (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal banking agencies in 2019). In December 2017, the Basel Committee published final revisions to the Basel III capital framework ("Basel IV"), which were generally targeted for implementation by each participating country by January 1, 2022 but have been delayed.

In July 2023, the Federal banking agencies issued a Notice of Public Rulemaking (NPR) known as the "Basel III Endgame". This proposal significantly alters the regulatory capital regime of U.S. banks including regional and mid-sized banks. The proposed changes would generally apply to banks with assets greater than $100 billion. Under the proposal, mortgage risk weights would be increased and continue the current capital treatment for high loan to value mortgages with mortgage insurance, where private mortgage insurance doesn't mitigate credit risk and lower the capital charge. The comment period for the NPR ended in January 2024. If the Federal banking agencies decide to implement the Basel III Endgame as specifically drafted, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance. The timing, scope, and content of any such proposed rulemaking and any potential impact it may have, as well as whether any new guidelines will be proposed or finalized in the United States in response to Basel IV remains uncertain due to changes resulting from the Trump Administration and the Federal Reserve.

See "Risk Factors—Risks Relating to Regulation and Litigation—*The implementation of the Basel rules may discourage the use of mortgage insurance*."

Bermuda Insurance Regulation

The Insurance Act 1978 of Bermuda and related regulations, as amended, or the Insurance Act, regulates the insurance business of our Bermuda-based reinsurance subsidiary, Essent Reinsurance Ltd., and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority (BMA). In deciding whether to grant registration, the BMA has broad discretion to act as it thinks fit in the public interest. The BMA is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise to operate an insurance business. In addition, the BMA is required by the Insurance Act to determine whether a person who proposes to control 10%, 20%, 33% or 50% (as applicable) of the voting powers of a Bermuda-registered insurer or its parent company is a fit and proper person to exercise such degree of control.

The continued registration of an applicant as an insurer is subject to the applicant complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.

The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Insurance Act distinguishes between insurers carrying on long-term business, insurers carrying on special purpose business and insurers carrying on general business. There are six classifications of insurers carrying on general business

(Classes 1, 2, 3, 3A, 3B, and 4) with Class 1 insurers subject to the lightest regulation and Class 4 insurers subject to the strictest regulation.

Essent Re, which is incorporated in Bermuda to carry on general insurance and reinsurance business, is registered as a Class 3B insurer in Bermuda and is regulated as such under the Insurance Act. We are not, however, licensed in Bermuda to carry on long-term business. Long-term business broadly includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer's Registration

An insurer's registration may be cancelled by the BMA on certain grounds specified in the Insurance Act. Failure of the insurer to comply with its obligations under the Insurance Act, or if the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles, would be such grounds.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, Essent Re's principal representative is Artex Risk Solutions and its principal office for these purposes is the offices of Artex. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative to forthwith notify the BMA where the principal representative believes there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or a liquidity or other ratio. Within 14 days of such notification to the BMA, the principal representative must furnish the BMA with a written report setting out all the particulars of the case that are available to the principal representative.

Independent Approved Auditor

A Class 3B insurer must appoint an independent auditor who will annually audit and report on the insurer's financial statements prepared under generally accepted accounting principles or international financial reporting standards, statutory financial statements and statutory financial returns each of which are required to be filed annually with the BMA. The auditor must be approved by the BMA as the independent auditor of the insurer. If the insurer fails to appoint an approved auditor or at any time fails to fill a vacancy for such auditor, the BMA may appoint an approved auditor for the insurer and shall fix the remuneration to be paid to the approved auditor within 14 days, if not agreed sooner by the insurer and the auditor.

Loss Reserve Specialist

A Class 3B insurer is required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its losses and loss expenses provisions. The loss reserve specialist will normally be a qualified casualty actuary and must be approved by the BMA.

Annual Financial Statements

A Class 3B insurer is required to prepare annual GAAP financial statements and statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer. An insurer is required to file with the BMA the annual GAAP financial statements and statutory financial statements within four months from the end of the relevant financial year (unless specifically extended). The statutory financial statements do not form part of the public records maintained by the BMA but the GAAP financial statements are available for public inspection.

Annual Statutory Financial Return

An insurer is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return includes, among other matters, a report of the approved independent auditor on the statutory financial statements of the insurer, a general business solvency certificate, the statutory financial statements themselves and the opinion of the loss reserve specialist. The principal representative and at least two directors of the insurer must sign the solvency certificate. The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return. The statutory financial return is not available for public inspection.

Minimum Solvency Margin, Enhanced Capital Requirement and Restrictions on Dividends and Distributions

A Class 3B insurer must maintain at all times a solvency margin and an enhanced capital requirement in accordance with the provisions of the Insurance Act. Each year the insurer is required to file with the BMA a capital and solvency return within four months of its relevant financial year end (unless specifically extended). The prescribed form of capital and solvency return comprises the insurer's Bermuda Solvency Capital Requirement model, a schedule of fixed income investments by rating categories, a schedule of net loss and loss expense provisions by line of business, a schedule of premiums written by line of business, a schedule of risk management and a schedule of fixed income securities.

The Insurance Act mandates certain actions and filings with the BMA if a Class 3B insurer fails to meet and/or maintain its enhanced capital requirement or solvency margin including the filing of a written report detailing the circumstances giving rise to the failure and the manner and time within which the insurer intends to rectify the failure. A Class 3B insurer is prohibited from declaring or paying a dividend if in breach of its enhanced capital requirement, solvency margin or minimum liquidity ratio or if the declaration or payment of such dividend would cause such a breach. Where an insurer fails to meet its solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. Class 3B insurers must obtain the BMA's prior approval for a reduction by 15% or more of the total statutory capital or for a reduction by 25% of more its total statutory capital and surplus as set forth in its previous year's statutory financial statements. These restrictions on declaring or paying dividends and distributions under the Insurance Act are in addition to those under the Companies Act which apply to all Bermuda companies.

Minimum Liquidity Ratio

The Insurance Act provides a minimum liquidity ratio for general business. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable.

There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans.

The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention

The BMA may appoint an inspector with powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interests of the insurer's policyholders or potential policyholders. In order to verify or supplement information otherwise provided to the inspector, the BMA may direct an insurer to produce documents or information relating to matters connected with its business.

An inspector may examine on oath any past or present officer, employee or insurance manager of the insurer under investigation in relation to its business and apply to the court in Bermuda for an order that other persons may also be examined on any matter relevant to the investigation. It shall be the duty of any insurer in relation to whose affairs an inspector has been appointed and of any past or present officer, employee or insurance manager of such insurer, to produce to the inspector on request all books, records and documents relating to the insurer under investigation which are in its or his custody or control and otherwise to give to the inspector all assistance in connection with the investigation which it or he is reasonably able to give.

If it appears to the BMA that there is a risk of an insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer (1) not to take on any new

insurance business, (2) not to vary any insurance contract if the effect would be to increase its liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments, (7) to limit its premium income, (8) not to enter into any specified transaction with any specified persons or persons of a specified class, (9) to provide such written particulars relating to the financial circumstances of the insurer as the BMA thinks fit, (10) to obtain the opinion of a loss reserve specialist and to submit it to the BMA and (11) to remove a controller or officer.

Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to the BMA. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides for sanctions for breach of the statutory duty of confidentiality.

Human Capital Management

We believe that attracting, developing and retaining quality employees is imperative to building a successful and sustainable business model. We make significant investments in our employees, providing a wide range of continuing education opportunities to support their professional growth and success.

As of December 31, 2024, we had a total of 625 employees, including 618 employees based in our Radnor, PA, Winston-Salem, NC, New York, NY, Reston, VA, Pittsburgh, PA, Columbia, MO and Charlotte, NC locations, or remotely throughout the United States, and 7 employees located in Hamilton, Bermuda. None of our employees are represented by a labor union and we consider our employee relations to be good. We also periodically engage contractors who provide services to us on a temporary basis.

We believe that our "do the right thing" culture has enabled us to achieve our approximately 95% retention rate over the past 5 years (excluding our recently acquired title and settlement services operations). We design compelling job opportunities, aligned with our mission, in a fast-paced, results-driven work environment. The process through which we recruit employees has an impact on the quality, diversity and timing of filling positions. Open positions may be filled internally through our internal posting process or externally through a combination of broadly available Internet job boards as well as college placement services, trade journals and professional recruiting firms.

Employee engagement begins at the time of hire by paying a fair and livable wage and providing medical, dental, vision, prescription, life and long- and short-term disability coverage to full-time employees. We contribute generously to the retirement savings plans of our U.S.-based employees, with an immediately vested non-discretionary matching contribution to our 401(k) plan in an amount equal to 100% of up to the first 5% of an employee's eligible compensation. We believe that all employees should make good decisions, do the right thing and act like owners and we have made all employees owners through a share grant program. Nearly every member of our current workforce has outstanding awards for equity shares in our company.

We offer varied employee training, development, mentorship and leadership opportunities and encourage our employees to continue to develop in their careers. We provide compliance and job-related training to all newly hired employees, as well as annual compliance training, to ensure their ongoing success. We also provide many opportunities throughout the year to participate in sales, underwriting, risk management and other related training. We also offer a tuition reimbursement program and offer certifications and professional training opportunities, including MBA certifications, Nationwide Multistate Licensing System & Registry (NMLS) continuing education for underwriters and other professional training in areas including but not limited to cybersecurity, risk, accountancy, actuarial sciences, human resources, underwriting, information technology, appraisals, marketing and project management.

We value honest and timely feedback. We use a third-party firm to periodically conduct anonymous employee-wide engagement surveys, as well as targeted "pulse" surveys, to identify areas of strength and opportunities for improvement and to ensure continued engagement and retention of our employees.

We believe a diverse and inclusive workforce provides for a broad array of viewpoints, talents and skills and assists in building a sustainable future. We are focused on cultivating a diverse and inclusive culture where our employees can freely bring diverse perspectives and varied experiences to work. We seek to hire and retain highly talented employees and empower them to create value for our shareholders. In our employee recruitment and selection process and operation of our business, we adhere to equal employment opportunity policies and encourage the participation of our employees in training programs that

will enhance their effectiveness in the performance of their duties. As of December 31, 2024, approximately 67% of our workforce was comprised of women and minorities.

For additional information, please see the section titled "Social Issues and Human Capital" in our 2025 Proxy Statement.

Corporate Structure

Essent Group Ltd. was organized as a limited liability company under the laws of Bermuda on July 1, 2008. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and our telephone number is (441) 297-9901. Our corporate website address is www.essentgroup.com. The information contained on, or accessible through, our corporate website does not constitute part of this Annual Report.

Our U.S. mortgage insurance operations are conducted through Essent Guaranty, Inc., a Pennsylvania-domiciled insurer which is a monoline insurance company licensed in all 50 states and the District of Columbia. We have a wholly-owned Bermuda-domiciled reinsurer, Essent Reinsurance Ltd., which has a Class 3B insurance license issued by the Bermuda Monetary Authority. Our primary title insurance operations are conducted through Essent Title Insurance, Inc. (prior to January 1, 2025 called Agents National Title Insurance Company), a Pennsylvania-domiciled title insurance underwriter licensed in 45 states and the District of Columbia.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is http://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, http://www.essentgroup.com, as soon as reasonably practicable after they are filed electronically with the SEC. Copies are also available, without charge, by writing to Secretary, Essent Group Ltd., Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. The information on our website is not a part of this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

Our current business and future results may be affected by a number of risks and uncertainties, including those described below. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Relating to the Operation of Our Businesses

Intense competition within the private mortgage insurance industry could result in the loss of customers, lower premiums, wider credit guidelines and other changes which could lower our revenues or raise our costs.

The private mortgage insurance industry is intensely competitive, with six private mortgage insurers currently approved and eligible to write business for the GSEs. We compete with other private mortgage insurers on the basis of pricing, terms and conditions, underwriting guidelines, loss mitigation practices, financial strength, reputation, customer relationships, service and other factors. One or more private mortgage insurers may seek increased market share from government-supported insurance programs, such as those sponsored by the FHA, or from other private mortgage insurers by reducing pricing, loosening their underwriting guidelines or relaxing their risk management practices, which could, in turn, improve their competitive position in the industry and negatively impact our level of NIW. A decline in industry NIW might result in increased competition as certain private mortgage insurance companies may seek to maintain their NIW levels within a smaller market. In addition, the perceived increase in the credit quality of loans that currently are being insured, the relative financial strength of the existing mortgage insurance companies and the possibility of the private mortgage insurance market acquiring a greater share of the overall mortgage insurance market may encourage new entrants into the private mortgage insurance industry, which could further increase competition in our business.

Our revenues, profitability and returns would decline if we lose a significant customer.

Our U.S. mortgage insurance business depends on our relationships with our largest lending customers. Our top ten customers generated 50.2% of our NIW during year ended December 31, 2024, compared to 39.9% and 41.6% for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2024, one customer represented more than 10% of our consolidated revenues. Maintaining our business relationships and business volumes with our largest lending customers remains critical to the success of our business.

Our master policies do not, and by law cannot, require our customers to do business with us. Under the terms of our master policy, our customers, or the parties they designate to service the loans we insure, have the unilateral right to cancel our insurance coverage at any time for any loan that we insure. Upon cancellation of coverage, subject to the type of coverage, we may be required to refund unearned premiums, if any.

In addition, adverse macroeconomic conditions could subject customers to serious financial constraints that may jeopardize the viability of their business plans or their access to additional capital, forcing them to consider alternatives such as bankruptcy or consolidation with others in the industry. Other factors, such as rising interest rates, which could reduce mortgage origination volumes generally, rising costs associated with regulatory compliance and the relative cost of capital, may also result in consolidation among our customers. In the event our customers consolidate, they may revisit their relationships with individual private mortgage insurers, such as us, which could result in a loss of customers or a reduction in our business. The loss of business from a significant customer could have a material adverse effect on the amount of new business we are able to write, and consequently, our revenue, and we can provide no assurance that any loss of business from a significant customer would be replaced from other new or existing lending customers.

The amount of insurance we may be able to write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

We compete for business with alternatives to private mortgage insurance, consisting primarily of government-supported mortgage insurance programs as well as home purchase or refinancing alternatives that do not use any form of mortgage insurance.

Government-supported mortgage insurance programs include, but are not limited to federal mortgage insurance programs, including those offered by the FHA and VA, and state-supported mortgage insurance funds, including, but not limited to, those funds supported by the states of California and New York.

Alternatives to private mortgage insurance include, but are not limited to:

- lenders and other investors holding mortgages in their portfolios and self-insuring;

- investors using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement;

- mortgage sellers retaining at least a 10% participation in a loan or mortgage sellers agreeing to repurchase or replace a loan upon an event of default; and

- lenders originating mortgages using "piggyback structures" which avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10%, 15% or 20% loan-to-value ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% loan-to-value ratio that has private mortgage insurance.

Any of these alternatives to private mortgage insurance could reduce or eliminate the demand for our product, cause us to lose business or limit our ability to attract the business that we would prefer to insure. Government-supported mortgage insurance programs are not subject to the same capital requirements, risk tolerance or business objectives that we and other private mortgage insurance companies are, and therefore, generally have greater financial flexibility in setting their pricing, guidelines and capacity, which could put us at a competitive disadvantage. In addition, loans insured under FHA and other Federal government-supported mortgage insurance programs are eligible for securitization in Ginnie Mae securities, which may be viewed by investors as more desirable than Fannie Mae and Freddie Mac securities due to the explicit backing of Ginnie Mae securities by the full faith and credit of the U.S. Federal government.

Consequently, if the FHA or other government-supported mortgage insurance programs maintain or increase their share of the mortgage insurance market, our business could be affected. Factors that could cause the FHA or other government-supported mortgage insurance programs to maintain or increase their share of the mortgage insurance market include:

- a reduction in the premiums charged for government mortgage insurance or a loosening of underwriting guidelines;

- past and potential future capital constraints in the private mortgage insurance industry;

- increases in premium rates or tightening of underwriting guidelines by private mortgage insurers based on past loan performance or other risk concerns;

- increased levels of loss mitigation activity by private mortgage insurers on older vintage portfolios when compared to the more limited loss mitigation activities of government insurance programs;

- imposition of additional loan level delivery fees by the GSEs on loans that require mortgage insurance;

- increases in GSE guaranty fees and the difference in the spread between Fannie Mae mortgage-backed securities and Ginnie Mae mortgage-backed securities;

- the perceived operational ease of using government insurance compared to the products of private mortgage insurers;

- differences in the enforcement of program requirements by the FHA relative to the enforcement of policy terms by private entities;

- the implementation of new or the amendment of current regulations under the Dodd-Frank Act (particularly with respect to the Qualified Mortgage and Qualified Residential Mortgage rules) and the Basel III Endgame, which may be more favorable to the FHA than to private mortgage insurers (see "Risks Related to Regulation and Litigation—*Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs*", "Risks Related to Regulation and Litigation—*The amount of insurance we write could be adversely affected by the implementation of the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM")*" and "Risks Related to Regulation and Litigation—*The implementation of the Basel rules discourage the use of mortgage insurance*"); and

- increases in FHA loan limits above GSE loan limits.

Further, at the direction of the FHFA, the GSEs may continue to consider new, and to pursue existing, credit risk sharing programs. These programs have included the use of structured finance vehicles and off-shore reinsurance. The growth of these programs and the perception that some of these risk-sharing structures have beneficial features in comparison to private mortgage insurance (e.g. lower costs, reduced counterparty risk due to collateral on hand or more diversified insurance

exposures) may create increased competition for mortgage insurance going forward on loans traditionally sold to the GSEs with private mortgage insurance. As part of their expanded risk sharing programs, the GSEs have also piloted programs to directly place mortgage insurance rather than have lenders place the mortgage insurance with private mortgage insurers. No assurances can be given that these practices may not be expanded to cover more loans traditionally insured by lenders with private mortgage insurance prior to sale to the GSEs, which could impact our business.

In addition, in the event that a government-supported mortgage insurance program in one of our markets reduces prices significantly or alters the terms and conditions of its mortgage insurance or other credit enhancement products in furtherance of political, social or other goals rather than a profit motive, we may be unable to compete in that market effectively, which could have an adverse effect on our business, financial condition and operating results.

If the volume of low down payment home mortgage originations declines, the amount of mortgage insurance that we write could decline, which would reduce our revenues.

Our ability to write new mortgage insurance business depends, among other things, on the origination volume of low down payment mortgages that require mortgage insurance. Factors that affect the volume of low down payment mortgage originations include:

- the level of home mortgage interest rates;

- the health of the domestic economy as well as conditions in regional and local economies;

- housing affordability;

- the deductibility of mortgage interest and mortgage insurance for income tax purposes;

- population trends, including the rate of household formation;

- the rate of home price appreciation, which in times of significant refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance;

- government housing policies encouraging loans to borrowers that may need low down payment financing, such as first-time homebuyers;

- the extent to which the guaranty fees, loan-level price adjustments, credit underwriting guidelines and other business terms provided by the GSEs affect lenders' willingness to extend credit for low down payment mortgages;

- requirements for ability-to-pay determinations prior to extending credit as discussed below;

- restrictions on mortgage credit due to more stringent underwriting standards and the risk retention requirements for securitized mortgage loans affecting lenders as discussed below; and

- changes in the credit standards, premiums or other terms of obtaining FHA, VA or USDA insurance, which competes directly with private mortgage insurance.

If the volume of low down payment loan originations declines, then our ability to write new policies may suffer, and our revenue and results of operations may be negatively impacted.

We expect our claims to increase as our portfolio matures.

We believe that, based upon our experience and industry data, claims incidence for mortgage insurance is generally highest in the third through sixth years after loan origination. Although the claims experience on NIW by us since we began to write coverage in 2010 has been relatively favorable to date, we expect incurred losses and claims to increase as a greater amount of this book of insurance reaches its anticipated period of highest claim frequency. As a result of the significant decrease in our persistency rate largely as a result of a high level of refinancings in 2020 and 2021 triggered by historically low interest rates precipitated by the economic impacts of the COVID-19 pandemic, approximately 91% of our aggregate insurance in force as of December 31, 2024 corresponds to policies we have written since January 1, 2020. The actual default rate and the average reserve per default that we experience as our portfolio matures is difficult to predict, particularly in light of the consequences of the COVID-19 pandemic, and is dependent on the specific characteristics of our current in-force book (including the credit score of the borrower, the loan-to-value ratio of the mortgage, geographic concentrations, etc.), as well as the profile of new business we write in the future. In addition, the default rate and the average reserve per default will be affected by future macroeconomic factors such as housing prices, interest rates and employment as well as the impacts of the COVID-19 pandemic. Incurred losses and claims could be further increased in the future in the event of general economic weakness or decreases in housing values. An increase in the number or size of claims, compared to what we anticipate, could

adversely affect our results of operations or financial conditions.

Because we establish loss reserves only upon a loan default rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with industry practice and statutory accounting rules applicable to mortgage guaranty insurance companies, we establish loss reserves only for loans in default. Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred in connection with defaults that have not yet been reported. We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss. Because our reserving method does not account for the impact of future losses that could occur from loans that are not yet delinquent, our obligation for ultimate losses that we expect to occur under our policies in force at any period end is not reflected in our financial statements, except in the case where a premium deficiency exists. As a result, future losses may have a material impact on future results as defaults occur.

A downturn in the U.S. economy, a decline in the value of borrowers' homes from their value at the time their loans close and natural disasters, acts of terrorism or other catastrophic events may result in more homeowners defaulting and could increase our losses.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as increasing unemployment and whether the home of a borrower who defaults on his or her mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. In general, favorable economic conditions reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. Deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values, which in turn can decrease the willingness of borrowers with sufficient resources to make mortgage payments when the mortgage balance exceeds the value of the home. Housing values may decline even absent deterioration in economic conditions due to declines in demand for homes, which may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues affecting lenders or other factors, such as the phase-out of the mortgage interest deduction or changes in the tax treatment of residential property. If our loss projections are inaccurate, our loss payments could materially exceed our expectations resulting in an adverse effect on our financial position and operating results. If economic conditions, such as employment and home prices, are less favorable than we expect, our premiums and underwriting standards may prove inadequate to shield us from a material increase in losses. In addition, natural disasters, such as hurricanes and floods, and acts of terrorism or other catastrophic events could result in increased claims against policies that we have written due to the impact that such events may have on the employment and income of borrowers and the value of affected homes, resulting in defaults on and claims under our policies. We cannot assure you that any strategies we may employ to mitigate the impact on us of such events, including limitations under our master policy on the payment of claims in certain circumstances where a property is damaged, the dispersal of our risk by geography and the potential use of third-party reinsurance structures, will be successful.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and cause a decline in our revenue.

Generally, in each year, most of our mortgage insurance premiums are from policies that have been written in prior years. As a result, the length of time mortgage insurance policies remains in force, which is also generally referred to as persistency, is a significant determinant of our revenues. A lower level of persistency could reduce our future revenues. Our annual persistency rate was 85.7%, 86.9% and 82.1% at December 31, 2024, 2023 and 2022, respectively. The factors affecting the persistency of our mortgage insurance portfolio include:

- the level of current mortgage interest rates compared to the mortgage interest rates on the insurance in force, which affects the incentives of borrowers we have insured to refinance;

- the amount of equity in a home, as homeowners with more equity in their homes can generally more readily move to a new residence or refinance their existing mortgage;

- the rate at which homeowners sell their existing homes and move to new locations, generally referred to as housing turnover, with more rapid economic growth and stronger job markets tending to increase housing turnover;

- the mortgage insurance cancellation policies of mortgage investors along with the current values of the homes underlying the mortgages in the insurance in force; and

- the cancellation of borrower-paid mortgage insurance mandated by law based on the amortization schedule of the loan, which generally occurs sooner the lower the note rate of the insured loan.

If interest rates rise, persistency is likely to increase, which may extend the average life of our insured portfolio and result in higher levels of future claims as more loans remain outstanding.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and, as a result, any inadequacy could materially affect our financial condition and results of operations.

Our mortgage insurance premium rates may not be adequate to cover future losses. We set premiums at the time a policy is issued based on a number of factors, including our expectations regarding likely mortgage performance over the expected life of the coverage as well as competition from other private mortgage insurers, government programs and other products. These expectations may prove to be incorrect. Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a mortgage insurance policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. The premiums we charge, and the associated investment income, may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. Should we wish to increase our premium rates, any such change would be prospectively applied to new policies written, and the changes would be subject to approval by state regulatory agencies, which may delay or limit our ability to increase our premium rates.

Competition in the title insurance and settlement services industry may adversely affect our business, financial condition, and results of operations.

Competition in the title insurance and settlement services industry is intense, particularly with respect to price, service and expertise. Although we provide title and settlement services to large commercial customers, there are many other providers that have substantially greater gross revenue than we do and, if affiliated with a title insurance underwriter, could have significantly greater capital. The size and number of title insurance and settlement service providers varies in the geographic areas in which we conduct our title business. Our existing competitors may expand their title insurance business and, although we are not aware of any current initiatives to reduce regulatory barriers to entering our industry, any such reduction could result in new competitors, including financial institutions, entering the title insurance business. From time to time, new entrants enter the marketplace with alternative products to traditional title insurance, although many of these alternative products have been disallowed by title insurance regulators. Further, advances in technologies could, over time, significantly disrupt the traditional business model of financial services and real estate-related companies, including title insurance. These alternative products or disruptive technologies, if permitted by regulators, could adversely affect our business, financial condition, and results of operations.

Our success depends, in part, on our ability to manage risks in our investment portfolio.

A substantial majority of our investment portfolio consists of investment-grade debt obligations. Our investments are subject to fluctuations in value as a result of broad changes in market conditions as well as risks inherent in particular securities. Changing market conditions could materially impact the future valuation of securities in our investment portfolio, which may cause us to impair, in the future, some portion of the value of those securities and which could have a significant adverse effect on our liquidity, financial condition and operating results.

Income from our investment portfolio is a source of cash flow to support our operations and make claim payments. If we, or our investment advisors, improperly structure our investments to meet those future liabilities or we have unexpected losses, including losses resulting from the forced liquidation of investments before their maturity, we may be unable to meet those obligations. Our investments and investment policies are subject to state insurance laws, which results in our portfolio being predominantly limited to highly rated fixed income securities. If interest rates rise above the rates on our fixed income securities, the market value of our investment portfolio would decrease. Any significant decrease in the value of our investment portfolio would adversely impact our financial condition.

In addition, compared to historical averages, interest rates and investment yields on highly rated investments have generally been low during the period in which we purchased the securities in our portfolio, which limits the investment income we can generate. We depend on our investments as a source of revenue, and a prolonged period of low investment yields would have an adverse impact on our revenues and could adversely affect our operating results.

As part of our overall investment strategy, we also allocate a relatively small percentage of our portfolio to limited partnership investments in real estate, consumer credit and traditional venture capital and private equity investments. Fluctuations in the fair value of these entities may increase the volatility of our reported results of operations.

We may be forced to change our investments or investment policies depending upon regulatory, economic and market conditions, and our existing or anticipated financial condition and operating requirements, including the tax position, of our business. Our investment objectives may not be achieved. Although our portfolio consists predominantly of investment-grade fixed income securities and complies with applicable regulatory requirements, the success of our investment activity and the

value of our portfolio is affected by general economic conditions, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets and the level and volatility of interest rates.

Because loss reserve estimates are subject to uncertainties and are based on assumptions that may be volatile, ultimate losses may be substantially different than our loss reserves.

We establish reserves using estimated claim rates and claim amounts in estimating the ultimate loss on delinquent loans. The estimated claim rates and claim amounts represent our best estimates of what we will actually pay on the loans in default as of the reserve date. Our master policy provides us the right to rescind or deny claims under certain circumstances. Our reserve calculations do not currently include any estimate for claim rescissions, but we may be required to do so at some later time to ensure that our reserves meet the requirements of accounting principles generally accepted in the United States.

The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, such as current rates or trends in unemployment, housing price appreciation and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. If prevailing economic conditions deteriorate suddenly and/or unexpectedly, our estimates of loss reserves could be materially understated, which may adversely impact our financial condition and operating results. Changes to our estimates could result in a material impact to our results of operations, even in a stable economic environment, and there can be no assurance that actual claims paid by us will not be substantially different than our loss reserves.

A downgrade in our financial strength ratings may adversely affect the amount of business that we write.

Financial strength ratings, which various ratings organizations publish as a measure of an insurance company's ability to meet contractholder and policyholder obligations, are important to maintain confidence in our products and our competitive position. A downgrade in our financial strength ratings, or the announced potential for a downgrade, could have an adverse effect on our financial condition and results of operations in many ways, including: (i) increased scrutiny of us and our financial condition by our customers, potentially resulting in a decrease in the amount of new insurance policies that we write; (ii) requiring us to reduce the premiums that we charge for mortgage insurance in order to remain competitive; and (iii) adversely affecting our ability to obtain reinsurance or to obtain reasonable pricing on reinsurance. A ratings downgrade could also increase our cost of capital and limit our access to the capital markets.

In addition, if the GSEs renew their historical focus on financial strength or other third-party credit ratings as components of their eligibility requirements for private mortgage insurers and do not set such requirements at a level that we can satisfy, or if as a result of a downgrade we would no longer comply with such rating requirements, our revenues and results of operations would be materially adversely affected. See "—*Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns*" and "Business—Regulation—Direct U.S. Regulation—GSE Qualified Mortgage Insurer Requirements."

If servicers fail to adhere to appropriate servicing standards or experience disruptions to their businesses, our losses could unexpectedly increase.

We depend on reliable, consistent third-party servicing of the loans that we insure. Among other things, our mortgage insurance policies require our policyholders and their servicers to timely submit premium and monthly insurance in force and default reports and utilize commercially reasonable efforts to limit and mitigate loss when a loan is in default. If one or more servicers were to experience adverse effects to its business, such servicers could experience delays in their reporting and premium payment requirements. Without reliable, consistent third-party servicing, our insurance subsidiaries may be unable to correctly record new loans as they are underwritten, receive and process payments on insured loans and/or properly recognize and establish loss reserves on loans when a default exists or occurs but is not reported to us. In addition, if these servicers fail to limit and mitigate losses when appropriate, our losses may unexpectedly increase. Significant failures by large servicers or disruptions in the servicing of mortgage loans covered by our insurance policies would adversely impact our business, financial condition and operating results.

Furthermore, we have delegated to the GSEs, who have in turn delegated to most of their servicers, authority to accept modifications, short sales and deeds-in-lieu of foreclosure on loans we insure. Servicers are required to operate under protocols established by the GSEs in accepting these loss mitigation alternatives. We are dependent upon servicers in making these decisions and mitigating our exposure to losses. In some cases, loss mitigation decisions favorable to the GSEs may not be favorable to us, and may increase the incidence of paid claims. Inappropriate delegation protocols or failure of servicers to service in accordance with the protocols may increase the magnitude of our losses and have an adverse effect on our business, financial condition and operating results. Our delegation of loss mitigation decisions to the GSEs is subject to cancellation but exercise of our cancellation rights may have an adverse impact on our relationship with the GSEs and lenders.

Our delegated underwriting program may subject our mortgage insurance business to unanticipated claims.

In our mortgage insurance business, we enter into agreements with our customers that commit us to insure loans made by them using pre-established underwriting guidelines. Once we accept a customer into our delegated underwriting program, we generally insure a loan originated by that customer without re-confirming the customer followed our specified underwriting guidelines. Under this program, a customer could commit us to insure a material number of loans with unacceptable risk profiles before we discover the problem and terminate that customer's delegated underwriting authority or pursue other rights that may be available to us, such as our rights to rescind coverage or deny claims, which rights are limited by the terms of our master policy.

We face risks associated with our contract underwriting business.

We provide contract underwriting services for certain of our customers, including on loans for which we are not providing mortgage insurance. For substantially all of the existing loans that were originated through our contract underwriting services, we have agreed that if we make a material error in providing these services and the error leads to a loss for the customer, the customer may, subject to certain conditions and limitations, claim a remedy. Accordingly, we have assumed some risk in connection with providing these services. We also face regulatory and litigation risk in providing these services.

Our information technology systems may become outmoded, be temporarily interrupted or fail thereby causing us to fail to meet our customers' demands.

Our business is highly dependent on the effective operation of our information technology systems, which are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attacks, security breaches, catastrophic events, errors in usage, hardware or software malfunction, defects or degradation, and other incidents which may impact the operation or availability of such systems. In addition, because our information technology and telecommunications systems interface with and depend on third-party systems and infrastructure beyond our control, we could experience service denials or failures of controls if demand for our service exceeds capacity or a third-party system or infrastructure fails or experiences an interruption. Although we have disaster recovery and business continuity plans in place, we may not be able to adequately execute these plans in a timely fashion. Additionally, we may not satisfy our customers' requirements if we fail to invest sufficient resources in, or otherwise are unable to maintain and upgrade our information technology systems, or if our disaster recovery or business continuity plans fail to sufficiently address such a business interruption, system failure or service denial. Because we rely on our information technology systems for many critical functions, including connecting with our customers, if such systems were to fail or become outmoded, we may experience a significant disruption in our operations and in the business we receive, which could negatively affect our operating results, financial condition and profitability.

The security of our information technology systems may be compromised and confidential information, including non-public personal information that we maintain, could be improperly disclosed.

Our information technology systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks. As part of our business, we maintain large amounts of confidential information, including non-public personal information on consumers and our employees. Breaches in security, including inadvertent disclosure, could result in the loss or misuse of this information, which could, in turn, result in potential regulatory actions or litigation, including material claims for damages, interruption to our operations, damage to our reputation or otherwise have a material adverse effect on our business, financial condition and operating results. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to or acquisition of our customer data, we may also have obligations to notify customers, other stakeholders, and federal and state government regulators about the incident. All 50 states, as well as a growing number of regulatory bodies, have adopted notification requirements that are triggered in the event of the actual or reasonably suspected unauthorized access to, or acquisition of, certain types of personal information. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs (including fines) and could increase negative publicity surrounding any incident that compromises customer data. Although we believe that we have appropriate information security policies, safeguards and systems in place in order to prevent unauthorized use or disclosure of confidential information, including non-public personal information, there can be no assurance that such policies, safeguards and systems will prevent all security issues, or that such use or disclosure will not occur.

We are exposed to risks associated with our title insurance and settlement services business that could negatively affect our results of operations and financial condition.

The volume of title insurance and settlement services that we offer are significantly driven by the level of overall activity in the mortgage, real estate and mortgage finance markets generally. If real estate transaction volumes decline, as they have in the past several years in large part due to elevated interest and mortgage rates, we could experience less demand for our title

insurance and settlement services. Additionally, by their nature, title claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are administered and paid, significantly varying dollar amounts of individual claims and other factors. From time to time, we could experience large losses or an overall worsening of our loss payment experience in regard to the frequency or severity of claims that require us to record additional charges to our claims loss reserve. These loss events are unpredictable and may require us to increase our loss reserves and could adversely affect our financial performance.

We may not be able to collect all amounts due to us from reinsurers and reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all.

We have ceded to third-party reinsurers and special purpose reinsurers funded through the issuance of insurance-linked notes certain risk that we have insured in order to limit our maximum net loss arising in periods of elevated claims on our mortgage insurance portfolio as well as to claim reinsurance credit and capital relief under insurance laws applicable to us and the regulations of the GSEs. Although the reinsurers to which we have ceded such risk are liable to us to the extent of the ceded insurance, we remain liable as the direct insurer on all risks so reinsured. As a result, our reinsurance arrangements do not fully eliminate our obligation to pay claims, and we have assumed credit risk with respect to our ability to recover amounts due from our reinsurers. We may not be able to collect all amounts due to us from reinsurers, which could have a material adverse effect on our results of operations or financial condition.

The availability and cost of reinsurance are subject to prevailing market conditions that are beyond our control. For example, reinsurance may be more difficult or costly to obtain following an economic downturn that results in a significant negative impact on the U.S. housing market. No assurances can be made that reinsurance will remain continuously available to us in amounts that we consider sufficient and at rates that we consider acceptable, which would cause us to increase the amount of risk we retain, reduce the amount of business we write or look for alternatives to reinsurance. If investors are unwilling to purchase, or to purchase at a reasonable price, insurance-linked notes that fund the type of special purpose reinsurers with which we have entered into reinsurance transactions, we may not be able to obtain reinsurance on business that we write in the future at a level consistent with the reinsurance we have obtained on our current business. This, in turn, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to Regulation and Litigation

Legislative or regulatory actions or decisions to change the role of the GSEs in the U.S. housing market generally, or changes to the charters of the GSEs with regard to the use of credit enhancements generally and private mortgage insurance specifically, could reduce our revenues or adversely affect our profitability and returns.

The Department of the Treasury and the FHFA placed the GSEs into conservatorship in September 2008, putting regulatory and operational control of the GSEs under the auspices of the FHFA. Although we believe the FHFA's conservatorship was intended to be temporary, the GSEs have remained in conservatorship for over 16 years. During that time, there have been a wide-ranging set of GSE and secondary market reform advocacy proposals put forward, including nearly complete privatization of the mortgage market and elimination of the role of the GSEs, recapitalization of the GSEs and a set of alternatives that would combine a Federal role with private capital, some of which eliminate the GSEs and others which envision an ongoing role for the GSEs.

It remains unclear whether any of these legislative or regulatory reforms will be enacted or implemented. Any changes to the charters or statutory authorities of the GSEs would require Congressional action to implement. Passage and timing of any GSE reform legislation or incremental change is uncertain and could change through the legislative process, which could take time, making the actual impact on us difficult to predict. As a result of the uncertainty regarding resolution of the conservatorship of the GSEs and the proper structure of any new secondary mortgage market, as well as the Federal government's increased role within the housing market since the start of the recent financial crisis, we cannot predict how or when the role of the GSEs may change. In addition, the size, complexity and centrality of the GSEs to the current housing finance system and the importance of housing to the nation's economy make the transition to any new housing finance system difficult and present risks to market participants, including to us.

The charters of the GSEs currently require certain credit enhancement for low down payment mortgage loans in order for such loans to be eligible for purchase or guarantee by the GSEs, and lenders historically have relied on mortgage insurance to a significant degree in order to satisfy these credit enhancement requirements. Because the overwhelming majority of our current and expected future business is the provision of mortgage insurance on loans sold to the GSEs, if the charters of the GSEs are amended to change or eliminate the acceptability of private mortgage insurance in their purchasing practices, then our volume of new business and our revenue may decline significantly.

Changes to the statutory requirements of the FHFA's conservatorship of the GSEs, the elimination of the GSEs or the replacement of the GSEs with any successor entities or structures, or changes to the GSE charters would require Federal legislative action, which makes predicting the timing or substance of such changes difficult. As a result, it is uncertain what role the GSEs, the FHFA, the government and private capital, including private mortgage insurance, will play in the U.S. housing finance system in the future or the impact and timing of any such changes on the market and our business.

Changes in the business practices of the GSEs, including actions or decisions to decrease or discontinue the use of mortgage insurance or changes in the GSEs' eligibility requirements for mortgage insurers, could reduce our revenues or adversely affect our profitability and returns.

Our business model is highly dependent on the GSEs, as the GSEs are the primary beneficiaries of most of our mortgage insurance policies. The GSEs' business practices may be impacted by their results of operations, administrative policy decisions or legislative or regulatory changes. Recently, the GSEs have been focused on, among other things, supporting the housing finance system during times of stress, as well as equitable and affordable housing initiatives. Changes in the business practices of the GSEs, which can be implemented by the GSEs at the FHFA's direction, could negatively impact our operating results and financial performance, including changes to:

- the level of coverage when private mortgage insurance is used to satisfy the GSEs' charter requirements on low down payment mortgages;

- the overall level of guaranty fees or the amount of loan level delivery fees that the GSEs assess on loans that require mortgage insurance;

- the GSEs' influence in the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection;

- the underwriting standards that determine what loans are eligible for purchase by the GSEs, which can affect the volume and quality of the risk insured by the mortgage insurer;

- the terms on which mortgage insurance coverage may be cancelled, including GSE requirements and programs that permit cancellation prior to reaching the applicable thresholds and conditions established by HOPA;

- programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs;

- the extent to which the GSEs establish requirements for mortgage insurers' rescission practices or rescission settlement practices with lenders;

- the size of loans that are eligible for purchase or guaranty by the GSEs, which if reduced or otherwise limited may reduce the overall level of business and the number of low down payment loans with mortgage insurance that the GSEs purchase or guaranty; and

- requirements for a mortgage insurer to become and remain an approved eligible insurer for the GSEs, including, among other items, minimum capital adequacy targets, the credit received against such capital requirements for reinsurance, and the terms that the GSEs require to be included in mortgage insurance master policies for loans that they purchase or guaranty.

Fannie Mae and Freddie Mac maintain coordinated Private Mortgage Insurer Eligibility Requirements (PMIERs). The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets from which to pay claims. The PMIERs also include enhanced operational performance expectations and standards relating to rescission rights, and define remedial actions that apply should an approved insurer fail to comply with these requirements. Future revisions to these eligibility requirements could negatively impact our ability to write mortgage insurance at our current levels, generate the returns we anticipate from our business or otherwise participate in the private mortgage insurance market at all. See "Business—Regulation—Direct U.S. Regulation—GSE Qualified Mortgage Insurer Requirements" above.

Our business prospects and operating results could be adversely impacted if, and to the extent that, the Consumer Financial Protection Bureau's ("CFPB") rule defining a qualified mortgage ("QM") reduces the size of the origination market or creates incentives to use government mortgage insurance programs.

The Dodd-Frank Act established the CFPB to regulate the offering and provision of consumer financial products and services under Federal law, including residential mortgages, and generally requires creditors to make a reasonable, good faith determination of a consumer's ability-to-repay any consumer credit transaction secured by a dwelling prior to effecting such transaction. The CFPB is authorized to issue the regulations governing a good faith determination; the Dodd-Frank Act, however, provides a statutory presumption of eligibility of loans that satisfy the QM definition. The CFPB's final rule defining what constitutes a QM, which we refer to as the "QM Rule," a loan is deemed to be a QM if, among other factors:

- the term of the loan is less than or equal to 30 years;

- there are no negative amortization, interest only or balloon features;

- the lender properly documents the loan in accordance with the requirements;

- the total "points and fees" do not exceed certain thresholds, generally 3% of the total loan amount; and

- the total debt-to-income ratio of the borrower does not exceed 43%.

Under the QM Rule, a loan receives a conclusive presumption that the consumer had the ability to repay if the annual percentage rate does not exceed the average prime offer rate (APOR) for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. A loan receives a rebuttable presumption that the consumer had the ability to repay if the annual percentage rate exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points.

Failure to comply with the ability-to-repay requirement exposes a lender to substantial potential liability. As a result, we believe that the QM regulations may cause changes in the lending standards and origination practices of our customers. Under the QM Rule, mortgage insurance premiums that are payable by the consumer at or prior to consummation of the loan may be included in the calculation of points and fees, including our borrower-paid single premium products. To the extent the use of private mortgage insurance causes a loan not to meet the definition of a QM, the volume of loans originated with mortgage insurance may decline or cause a change in the mix of premium plans and therefore our profitability.

The amount of insurance we write could be adversely affected by the Dodd-Frank Act's risk retention requirements and the definition of Qualified Residential Mortgage ("QRM").

The Dodd-Frank Act requires an originator or issuer to retain a specified percentage of the credit risk exposure on securitized mortgages that do not meet the definition of QRM. As required by the Dodd-Frank Act, the Office of the Comptroller of the Currency, the Federal Reserve Board, the Federal Deposit Insurance Commission, the Federal Housing Finance Agency, the Securities and Exchange Commission and the Department of Housing and Urban Development adopted in 2015 a joint final rule implementing the Qualified Residential Mortgage, or QRM, which aligns the definition of a QRM loan with that of a QM loan. If, however, the QRM definition is changed (or if the QM definition is amended) in a manner that is unfavorable to us, such as to give no consideration to mortgage insurance in computing LTV or to require a large down payment for a loan to qualify as a QRM, the attractiveness of originating and securitizing loans with lower down payments may be reduced, which may adversely affect the future demand for mortgage insurance.

The implementation of the Basel rules may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (the "Basel Committee"), developed the Basel Capital Accord ("Basel I"), which sets out international benchmarks for assessing banks' capital adequacy requirements. In 2005, the Basel Committee issued an update to Basel I ("Basel II"), which, among other things, sets forth capital treatment of mortgage insurance purchased and held on balance sheet by banks in respect of their origination and securitization activities. Following the financial crisis of 2008, the Basel Committee made further revisions to Basel II ("Basel III") to improve the quality and quantity of capital banking organizations hold. The Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation (collectively, the "Federal Banking Agencies") implemented Basel III through the adoption of revisions to their regulatory capital rules (the "Basel III Rules"), which establish minimum risk-based capital and leverage capital requirements for most United States banking organizations (although banking organizations with less than $10 billion in total assets may now choose to comply with an alternative community bank leverage ratio framework established by the Federal banking agencies in 2019). In December 2017, the Basel Committee published final revisions to the Basel III capital framework ("Basel IV"), which were generally targeted for implementation by each participating country by January 1, 2022 but have been delayed.

In July 2023, the Federal banking agencies issued a Notice of Public Rulemaking (NPR) known as the "Basel III Endgame". This proposal significantly alters the regulatory capital regime of U.S. banks including regional and mid-sized banks. The proposed changes would generally apply to banks with assets greater than $100 billion. Under the proposal, mortgage risk weights would be increased and continue the current capital treatment for high loan to value mortgages with mortgage insurance, where private mortgage insurance doesn't mitigate credit risk and lower the capital charge. The comment period for the NPR ended in January 2024. If the Federal banking agencies decide to implement the Basel III Endgame as specifically drafted, mortgage insurance would not lower the LTV ratio of residential loans for capital purposes, and therefore may decrease the demand for mortgage insurance. The timing, scope, and content of any such proposed rulemaking and any potential impact it may have, as well as whether any new guidelines will be proposed or finalized in the United States in response to Basel IV remains uncertain due to changes resulting from the Trump Administration and the Federal Reserve.

Our operating insurance and reinsurance subsidiaries are subject to regulation in various jurisdictions, and material changes in the regulation of their operations could adversely affect us.

Our insurance and reinsurance subsidiaries are subject to government regulation in each of the jurisdictions in which they are licensed or authorized to do business. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, which may include trade and claim practices, accounting methods, premium rates, marketing practices, advertising, policy forms, and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders. Moreover, insurance laws and regulations, among other things:

- establish solvency requirements, including minimum reserves and capital and surplus requirements;

- determine the credit that we receive for reinsurance arrangements into which we enter;

- limit the amount of dividends, tax distributions, intercompany loans and other payments our insurance subsidiaries can make without prior regulatory approval; and

- impose restrictions on the amount and type of investments we may hold.

The NAIC examines existing state insurance laws and regulations in the United States. During 2012, the NAIC established a Mortgage Guaranty Insurance Working Group (MGIWG) to determine and make recommendations to the NAIC's Financial Condition Committee including, but not limited to, revisions to *Statement of Statutory Accounting Principles (SSAP) No. 58 - Mortgage Guaranty Insurance*. The revised Model Act was approved by MGIWG in 2023 and was adopted by the NAIC in March 2024. The NAIC Statutory Accounting Principles (E) Working Group has initiated a project to update SSAP 58 to align with the revised Model Act. We cannot predict the effect that any NAIC recommendations or proposed or future legislation or rule-making in the United States or elsewhere may have on our financial condition or operations.

State regulation of the rates we charge for title insurance could adversely affect our results of operations.

Our title insurance underwriter is subject to extensive rate regulation by the applicable state agencies in the jurisdictions in which it operates. Title insurance rates are regulated differently in various states, with some states requiring the subsidiaries to file and receive approval of rates before such rates become effective and some states promulgating the rates that can be charged. In general, premium rates are determined on the basis of historical data for claim frequency and severity as well as related production costs and other expenses. In all states in which our title insurance subsidiary operates, our rates must not be excessive, inadequate or unfairly discriminatory. Premium rates are likely to prove insufficient when ultimate claims and expenses exceed historically projected levels. Premium rate inadequacy may not become evident quickly and may take time to correct, and could adversely affect our business operating results and financial conditions.

If our principal Bermuda operating subsidiary becomes subject to insurance statutes and regulations in jurisdictions other than Bermuda or if there is a change in Bermuda law or regulations or the application of Bermuda law or regulations, there could be a significant and negative impact on our business.

Our primary reinsurance subsidiary, Essent Reinsurance Ltd., is a registered Bermuda Class 3B insurer pursuant to Section 4 of the Insurance Act 1978. As such, it is subject to regulation and supervision in Bermuda and is not licensed or admitted to do business in any jurisdiction except Bermuda. Generally, Bermuda insurance statutes and regulations applicable to Essent Re are less restrictive than those that would be applicable if they were governed by the laws of any state in the United States. We do not presently intend for Essent Re to be admitted to do business in the United States, the U.K. or any jurisdiction other than Bermuda. However, recent scrutiny of the insurance and reinsurance industry in the United States and other countries could subject Essent Re to additional regulation in the future that may make it unprofitable or illegal to operate a reinsurance business through our Bermuda subsidiaries. We cannot assure you that insurance regulators in the United States, the U.K. or elsewhere will not review the activities of Essent Re or its subsidiaries or agents and assert that Essent Re is subject to such jurisdiction's licensing requirements. If in the future Essent Reinsurance Ltd. becomes subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that Essent Re would be in compliance with such laws or that complying with such laws would not have a significant and negative effect on our business.

The process of obtaining licenses is very time consuming and costly, and Essent Re may not be able to become licensed in jurisdictions other than Bermuda should we choose to do so. The modification of the conduct of our business that would result if we were required or chose to become licensed in certain jurisdictions could significantly and negatively affect our financial condition and results of operations. In addition, our inability to comply with insurance statutes and regulations could significantly and adversely affect our financial condition and results of operations by limiting our ability to conduct business as well as subject us to penalties and fines.

Because Essent Re is a Bermuda company, it is subject to changes in Bermuda law and regulation that may have an adverse impact on our operations, including through the imposition of tax liability or increased regulatory supervision. Bermuda insurance statutes and the regulations, and policies of the BMA, require Essent Re to, among other things:

- maintain a minimum level of capital and surplus;

- maintain an enhanced capital requirement, general business solvency margins and a minimum liquidity ratio;

- restrict dividends and distributions;

- obtain prior approval regarding the ownership and transfer of shares;

- maintain a principal office and appoint and maintain a principal representative in Bermuda;

- file annual financial statements, an annual statutory financial return and an annual capital and solvency return; and

- allow for the performance of certain periodic examinations of Essent Reinsurance Ltd. and its financial condition.

These statutes and regulations may restrict Essent Re's ability to write insurance and reinsurance policies, distribute funds and pursue its investment strategy. In addition, Essent Re is exposed to any changes in the political environment in Bermuda. The Bermuda insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including the U.K. As a result of the delay in implementation of Solvency II Directive 2009/138/EC ("Solvency II"), it is unclear when the European Commission will make a final decision on whether or not it will recognize the solvency regime in Bermuda to be equivalent to that laid down in Solvency II. While we cannot predict the future impact on our operations of changes in the laws and regulation to which we are or may become subject, any such changes could have a material adverse effect on our business, financial condition and results of operations.

The mortgage insurance industry is, and as a participant in that industry we are, subject to litigation and regulatory risk generally.

The U.S. mortgage insurance industry faces litigation risk in the ordinary course of operations, including the risk of class action lawsuits and administrative enforcement by Federal and state agencies. Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. Mortgage insurers have been involved in class action litigation alleging violations of Section 8 of the Real Estate Settlement Procedures Act of 1974, or RESPA, and the Fair Credit Reporting Act, or FCRA. Section 8 of RESPA generally precludes mortgage insurers from paying referral fees to mortgage lenders for the referral of mortgage insurance business. This limitation also can prohibit providing services or products to mortgage lenders free of charge, charging fees for services that are lower than their reasonable or fair market value and paying fees for services that mortgage lenders provide that are higher than their reasonable or fair market value, in exchange for the referral of mortgage insurance business services. Violations of the referral fee limitations of RESPA may be enforced by the CFPB, HUD, the Department of Justice, state attorneys general and state insurance commissioners, as well as by private litigants in class actions. In the past, a number of lawsuits have challenged the actions of private mortgage insurers under RESPA, alleging that the insurers have violated the referral fee prohibition by entering into captive reinsurance arrangements or providing products or services to mortgage lenders at improperly reduced prices in return for the referral of mortgage insurance, including the provision of contract underwriting services. In addition to these private lawsuits, other private mortgage insurance companies have received civil investigative demands from, and entered into consent orders with, the CFPB as part of its investigation to determine whether mortgage lenders and mortgage insurance providers engaged in acts or practices in connection with their captive mortgage insurance arrangements in violation of RESPA, the Consumer Financial Protection Act and the Dodd-Frank Act. The CFPB's ruling in its enforcement order against PHH Corporation for alleged RESPA violations stemming from captive mortgage insurance arrangements was overturned on appeal by a panel of the U.S. Court of Appeals for the D.C. Circuit, a decision affirmed in January 2018 by the D.C. Circuit en banc. Although we did not participate in the practices that were the subject of the CFPB consent orders or the PHH case, the private mortgage insurance industry and our insurance subsidiaries are subject to substantial Federal and state regulation. Increased Federal or state regulatory scrutiny could lead to new legal precedents, new regulations or new practices, or regulatory actions or investigations, which could adversely affect our financial condition and operating results.

Risks Relating to Taxes and Our Corporate Structure

We and our non-U.S. subsidiaries may become subject to U.S. Federal income and branch profits taxation.

Essent Group Ltd. and Essent Re and its subsidiaries intend to operate their business in a manner that will not cause them to be treated as engaged in a trade or business in the United States and, thus, will not be required to pay U.S. Federal income and branch profits taxes. However, our foreign subsidiaries are or could become subject to U.S. excise taxes on (re)insurance premium, and on stock repurchases, as well as U.S. withholding taxes on certain U.S. source investment income, and dividends

paid from U.S. subsidiaries from U.S. earnings and profits. Because there is uncertainty as to the activities which constitute being engaged in a trade or business in the United States, there can be no assurances that the U.S. Internal Revenue Service (the "IRS") will not contend successfully that Essent Group Ltd. or its non-U.S. subsidiaries are engaged in a trade or business in the United States. In addition, Section 845 of the Internal Revenue Code of 1986, as amended (the "Code"), was amended in 2004 to permit the IRS to reallocate, recharacterize or adjust items of income, deduction or certain other items related to a reinsurance contract between related parties to reflect the proper "amount, source or character" for each item (in contrast to prior law, which only covered "source and character"). Any U.S. Federal income and branch profits taxes levied upon earnings from our Bermuda operations could materially adversely affect our shareholders' equity and earnings.

Holders of 10% or more of our common shares may be subject to U.S. income taxation under the "controlled foreign corporation" ("CFC") rules.

If you are a "10% U.S. Shareholder" (defined to be a "U.S. Person" (as defined below) who owns (directly, or indirectly through non-U.S. entities or "constructively," as defined below) at least 10% of the total combined value or voting power of all classes of stock) of a non-U.S. corporation that is a CFC at any time during a taxable year and you own shares in such non-U.S. corporation directly or indirectly through non-U.S. entities on the last day of the non-U.S. corporation's taxable year on which it is a CFC, you must include in your gross income for U.S. Federal income tax purposes your pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. Also, due to attribution rules, the Company believes that, based upon ownership of its U.S. subsidiaries, its foreign reinsurer (Essent Reinsurance Ltd.) will be deemed a CFC. Accordingly, any shareholder who becomes a "10% U.S. Shareholder" at any time during the calendar year, by either vote or value will be subject to a "Subpart F income" inclusion on a per share per day basis. Subpart F income of a non-U.S. insurance corporation typically includes "foreign personal holding company income" (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income).

For purposes of this discussion, the term "U.S. Person" means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation, created in or organized under the laws of the United States, or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. Federal income tax purposes; or (v) any other person or entity that is treated for U.S. Federal income tax purposes as if it were one of the foregoing.

U.S. Persons who hold our shares may be subject to U.S. income taxation at ordinary income rates on their proportionate share of our "related party insurance income" ("RPII").

If the RPII (determined on a gross basis) of Essent Re were to equal or exceed 20% of Essent Re's gross insurance income in any taxable year and direct or indirect policyholders (and persons related to those policyholders) own directly or indirectly through entities 20% or more of the voting power or value of the Company, then a U.S. Person who owns any shares of Essent Re (directly or indirectly through non-U.S. entities) on the last day of the taxable year on which it is an RPII CFC would be required to include in its income for U.S. Federal income tax purposes such person's pro rata share of Essent Re's RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, in which case your investment could be materially adversely affected. In addition, any RPII that is includible in the income of a U.S. tax-exempt organization may be treated as unrelated business taxable income. The amount of RPII earned by a non-U.S. insurance subsidiary (generally, premium and related investment income from the indirect or direct insurance or reinsurance of any direct or indirect U.S. holder of shares or any person related to such holder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by the company. We do not expect gross RPII of Essent Re to equal or exceed 20% of its gross insurance income in any taxable year for the foreseeable future, but we cannot be certain that this will be the case because some of the factors which determine the extent of RPII may be beyond our control. Further, recently proposed regulations were published which could, if finalized in their current form, substantially expand the definition of RPII to include insurance income of Essent Re related to affiliate reinsurance transactions. These regulations would apply to taxable years beginning after the date the regulations are finalized. Although we cannot predict whether, when or in what form the proposed regulations might be finalized, the proposed regulations, if finalized in their current form, could limit our ability to execute affiliate reinsurance transactions that would otherwise be undertaken for non-tax business reasons in the future as that could increase the risk that gross RPII could constitute 20% or more of the gross insurance income of Essent Re in a particular taxable year, which could result in such RPII being taxable to U.S. persons that own our shares.

U.S. Persons who dispose of our shares may be subject to U.S. Federal income taxation at the rates applicable to dividends on a portion of such disposition.

Section 1248 of the Code in conjunction with the RPII rules provides that if a U.S. Person disposes of shares in a non-U.S. corporation that earns insurance income in which U.S. Persons own 25% or more of the shares (even if the amount of gross RPII is less than 20% of the corporation's gross insurance income or the ownership of its shares by direct or indirect policyholders and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as a dividend to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of our shares because the Company will not itself be directly engaged in the insurance business. The RPII provisions, however, have never been interpreted by the courts or the U.S. Treasury in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain.

U.S. Persons who hold our shares will be subject to adverse tax consequences if we are considered to be a passive foreign investment company ("PFIC") for U.S. Federal income tax purposes.

Essent Re is a PFIC, and any U.S. Person directly owning shares in Essent Re could be subject to adverse tax consequences. However, as 100% of the shares of Essent Re are owned by Essent Group Ltd., based upon the current relative value of its U.S. subsidiaries vs. foreign subsidiaries, management believes that Essent Group Ltd. is not currently a PFIC. However, in the event that future business circumstances (i.e. relative value changes) and/or tax law changes occur, Essent Group Ltd. may be considered a PFIC. Management has operated, and intends to continue to operate, in a manner such as to avoid Essent Group Ltd. being deemed a PFIC based upon relative value of its subsidiaries; however, there can be no guaranty that management will be successful in the future. If Essent Group Ltd. is considered a PFIC, then any U.S. Person who owns any of our shares could be subject to adverse tax consequences, including becoming subject to a greater tax liability than might otherwise apply and to tax on amounts in advance of when tax would otherwise be imposed, in which case your investment could be materially adversely affected. In addition, if Essent Group Ltd. were considered a PFIC, upon the death of any U.S. individual owning shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the shares that might otherwise be available under U.S. Federal income tax laws.

We believe that Essent Group Ltd. is not, has not been, and currently does not expect to become, a PFIC for U.S. Federal income tax purposes. However, there can be no assurance that new regulations, if made final, will not adversely impact Essent Group Ltd.'s PFIC status or U.S. Persons owning Essent Group Ltd. shares. If Essent Group Ltd. were considered a PFIC, it would have material adverse tax consequences for an investor that is subject to U.S. Federal income taxation.

Our tax liabilities and effective tax rate in the future could be adversely affected by changes in tax laws in countries in which we operate pursuant to ongoing efforts by the Organization for Economic Co-operation and Development ("OECD"), the U.S. Congress, Ireland Revenue, or the Government of Bermuda.

Member nations of the EU and other foreign taxing jurisdictions have adopted a comprehensive plan set forth by the OECD to create an agreed-upon set of international rules designed to end so-called "base erosion and profit shifting", commonly referred to as the "Pillar II" rules. Pillar II is a coordinated global effort to impose a minimum tax on large multinational corporations ("MNC"s) of 15% on the net income earned in each jurisdiction, with no cross-crediting between jurisdictions. Although the U.S. has not adopted Pillar II, the Bermuda Corporate Income Tax (see Note 12 to our consolidated financial statements entitled "Income Taxes" included elsewhere in this Annual Report) is a "de-facto" adoption of the Pillar II rules, and Ireland has also adopted Pillar II. The rules achieve a 15% minimum tax through either an undertaxed profits rule ("UTPR") or an income inclusion rule ("IIR"). As currently structured, and based on the results of annual "safe harbor" testing showing that the Company pays the minimum 15% on the pre-tax income of its Ireland direct and indirect subsidiaries, we do not believe that the Company will owe additional taxes in Ireland as a result of Ireland's adoption of the UTPR and IIR. Any future changes to these rules, and/or new interpretations by relevant jurisdictions of these occurrences could materially adversely affect our tax position, which could have a material adverse effect on our results of operations and financial condition.

U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income.

A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of the insurance income of any of our non-U.S. insurance subsidiaries is allocated to the organization, which generally would be the case if the tax-exempt shareholder is a 10% U.S. Shareholder or if there is RPII, and certain exceptions do not apply, and the tax-exempt organization owns any of our shares. Although we do not believe that any U.S. Persons should be allocated such insurance income, we cannot be certain that this will be the case. U.S. tax-exempt investors are advised to consult their own tax advisors.

There is the potential foreign bank account reporting and reporting of "Specified Foreign Financial Assets."

U.S. Persons holding our common shares should consider their possible obligation to file a FinCEN Form 114, Report of Foreign Bank and Financial Accounts with respect to their shares. Additionally, such U.S. and non-U.S. persons should consider their possible obligations to annually report certain information with respect to us with their U.S. Federal income tax returns. Shareholders should consult their tax advisors with respect to these or any other reporting requirement which may apply with respect to their ownership of our common shares.

Reduced tax rates for qualified dividend income may not be available in the future.

We believe that the dividends paid on the common shares should qualify as "qualified dividend income" if, as is intended, our common shares remain listed on a national securities exchange and Essent Group is not a PFIC. Qualified dividend income received by non-corporate U.S. Persons is generally eligible for long-term capital gain rates. There has been proposed legislation before the U.S. Senate and House of Representatives that would exclude shareholders of certain foreign corporations from this advantageous tax treatment. If such legislation were to become law, non-corporate U.S. Persons would no longer qualify for the reduced tax rate on the dividends paid by us.

Proposed U.S. tax legislation could have an adverse impact on us or holders of our common shares.

It is possible that legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us or holders of our common shares. It is also possible that future Treasury Regulations, and/or IRS administrative rulings could have an adverse impact on the Company or the holders of our common shares. We cannot be certain if, when or in what form such Treasury Regulations or IRS administrative pronouncements may be provided and whether such guidance will have a retroactive effect, and/or a negative impact upon an investor subject to U.S. taxation.

Existing U.S. tax law could have an adverse impact on us or holders of our common shares if future changes to the business causes the Company to exceed certain thresholds.

The base erosion anti-abuse tax or "BEAT" that could make certain levels of affiliate reinsurance between United States and non-U.S. members of our group economically unfeasible. Although we are not currently impacted by BEAT, there can be no assurance that changes to future taxable income calculations or future changes to BEAT will not have a negative impact on us. Future legislation adverse to the Company's effective tax rate may also extend beyond changes to the BEAT. In addition, the Inflation Reduction Act of 2022 ("IRA") introduced, among other tax provisions, the Corporate Alternative Minimum Tax ("CAMT") and a federal excise tax ("FET") of 1% on certain stock repurchases. Companies are not subject to the CAMT if it does not meet a certain net income threshold on a trailing 3-year average calculation. Based on such calculations, the Company is not currently subject to the CAMT. Management will continue to monitor the applicability of CAMT. Generally, the Excise Tax on certain stock repurchases applies to U.S.-domiciled companies. Proposed regulations issued in 2024, which may apply retroactively if finalized in their present form, provide in part that a foreign-parented MNC's stock repurchase is subject to the FET if it is funded by its U.S affiliate with a principal purpose of avoiding the FET. The Proposed Regulations provide that the determination of whether a funding by a U.S. affiliate has a principal purpose of avoiding the FET is based on all the facts and circumstances. Final regulations were also issued in 2024 which provide several procedural rules related to the payment of the tax and related compliance obligations. The Company may become subject to the FET on stock repurchases in 2025 and future years based on facts and circumstances regarding sources and uses of Essent Group Ltd capital under the Proposed Regulations.

Our holding company structure and certain regulatory and other constraints, including adverse business performance, could negatively impact our liquidity and potentially require us to raise more capital.

Essent Group Ltd. serves as the holding company for our insurance and other subsidiaries and does not have any significant operations of its own. As a result, its principal source of funds is income from our investment portfolio, dividends and other distributions from our insurance and other subsidiaries, including permitted payments under our expense-sharing arrangements, and funds that may be raised from time to time in the capital markets. Our dividend income is limited to upstream dividend payments from our insurance and other subsidiaries, which may be restricted by applicable state insurance laws. Under Pennsylvania law, our insurance subsidiaries may pay ordinary dividends without prior approval of the Pennsylvania Insurance Commissioner, but are not permitted to pay extraordinary dividends without the prior approval of the Commissioner. An extraordinary dividend is a dividend or distribution which, together with other dividends and distributions made within the preceding 12 months, exceeds the greater of (i) 10% of our surplus as shown in our last annual statement on file with the Commissioner, or (ii) our net income for the period covered by such statement, but shall not include pro rata distributions of any class of our own securities. Moreover, under Pennsylvania law, dividends and other distributions may only be paid out of unassigned surplus unless approved by the Commissioner. Our primary U.S. operating subsidiary, Essent Guaranty, Inc., had unassigned surplus of approximately $396.6 million as of December 31, 2024, and paid to its parent, Essent US Holdings, Inc., dividends totaling $165.5 million in 2024. For further information, see Note 11 to our consolidated financial statements entitled "Dividends Restrictions" included elsewhere in this Annual Report.

Our ability to pay dividends is dependent on our receipt of dividends and other funds from our subsidiaries.

Essent Group Ltd. is a holding company. As a result, our ability to pay dividends on our common shares in the future will depend on the earnings and cash flows of our operating subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to it. This ability is subject to general economic, financial, competitive, regulatory and other factors beyond our control. Furthermore, our subsidiaries are restricted by state insurance laws and regulations from declaring dividends to us. Our subsidiaries are also restricted by state insurance laws and regulations from declaring dividends to us. See "Risks Related to Taxes and Our Corporate Structure—*Our holding company structure and certain regulatory and other constraints, including adverse business performance, could negatively impact our liquidity and potentially require us to raise more capital.*" Accordingly, our operating subsidiaries may not be able to pay dividends up to Essent Group Ltd. in the future, which could prevent us from paying dividends on our common shares.

Holders of our shares may have difficulty effecting service of process on us or enforcing judgments against us in the United States.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Certain of our directors are not residents of the United States, and a substantial portion of our assets are owned by subsidiaries domiciled outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

We may repurchase a shareholder's common shares without the shareholder's consent.

Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders if our board of directors reasonably determines, in good faith, that failure to exercise our option would result in such adverse consequences or treatment.

Provisions in our bye-laws may reduce or increase the voting rights of our shares.

In general, and except as provided under our bye-laws and as provided below, our shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, if, and so long as, the shares of a shareholder are treated as "controlled shares" (as determined pursuant to sections 957 and 958 of the Code) of any U.S. Person that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by our issued shares, the voting rights with respect to the controlled shares owned by such U.S. Person will be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in our bye-laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. In addition, our board of directors may limit a shareholder's voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid certain material adverse legal or regulatory consequences to us, any of our subsidiaries or any direct or indirect shareholder or its affiliates. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among our other shareholders whose shares were not "controlled shares" of the 9.5% U.S. Shareholder so long as such reallocation does not cause any person to become a 9.5% U.S. Shareholder.

Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.

We are authorized under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder's voting rights are to be reallocated under the bye-laws. If any holder fails to respond to this request or submits incomplete or inaccurate information, we may, in our sole discretion, eliminate the shareholder's voting rights.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the BMA must approve all issues and transfers of shares of a Bermuda exempted company. However, the BMA has pursuant to its statement of June 1,

2005 given its general permission under the Exchange Control Act 1972 (and related regulations) for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes the New York Stock Exchange. This general permission would cease to apply if the Company were to cease to be so listed. We have obtained consent under the Bermuda Exchange Control Act 1972 (and its related regulations) from the BMA for the issue and transfer of our common shares to and between residents and non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes the NYSE. Bermuda insurance law requires that any person who becomes a holder of at least 10%, 20%, 33% or 50% of the common shares of an insurance or reinsurance company or its parent company must notify the BMA in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their shareholding in us and may direct, among other things, that the voting rights attaching to their shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.

The insurance holding company laws and regulations of the Commonwealth of Pennsylvania, the state in which our U.S. insurance subsidiaries are domiciled, require that, before a person can acquire direct or indirect control of an insurer domiciled in the state, prior written approval must be obtained from the Pennsylvania Insurance Department. The state insurance regulator is required to consider various factors, including the financial strength of the acquirer, the integrity and management experience of the acquirer's board of directors and executive officers, and the acquirer's plans for the future operations of the reinsurer or insurer. Pursuant to applicable laws and regulations, "control" over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of our common shares.

Except in connection with the settlement of trades or transactions entered into through the facilities of the NYSE, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide the information required under our bye-laws. If any such shareholder or proposed acquirer does not provide such information, or if the board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, the board of directors may decline to register any transfer or to effect any issuance or purchase of shares to which such request is related. Although these restrictions on transfer will not interfere with the settlement of trades on the NYSE, we may decline to register transfers in accordance with our bye-laws and board of directors resolutions after a settlement has taken place.

U.S. persons who own our shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Bermuda Companies Act 1981 (the "Companies Act"), which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act and our bye-laws which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors: Bermuda law provides that if a director has an interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the board. Under Delaware law such transaction would not be voidable if:

- the material facts as to such interested director's relationship or interests were disclosed or were known to the board of directors and the board of directors had in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors;

- such material facts were disclosed or were known to the shareholders entitled to vote on such transaction and the transaction were specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

- the transaction was fair as to the corporation as of the time it was authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which the director derived an improper personal benefit.

Business Combinations with Large Shareholders or Affiliates.   As a Bermuda company, we may enter into business combinations with our large shareholders or affiliates, including mergers, asset sales and other transactions in which a large shareholder or affiliate receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders, without obtaining prior approval from our board of directors or from our shareholders. If we were a Delaware company, we would need prior approval from our board of directors or a supermajority of our shareholders to enter into a

business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless we opted out of the relevant Delaware statute. Our bye-laws also include a provision restricting business combinations with interested shareholders consistent with the corresponding Delaware statute.

Shareholders' Suits.   The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the company to remedy a wrong done to the company where an act is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, a court would consider acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The prevailing party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Indemnification of Directors.   We may indemnify our directors or officers or any person appointed to any committee by the board of directors acting in their capacity as such in relation to any of our affairs for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not be opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

General Risk Factors

We may face difficulties, unforeseen liabilities or rating actions from acquisitions or the integration of such acquired businesses.

We have completed, and expect to complete, acquisitions in an effort to achieve profitable growth in our operations and to create additional value, such as our acquisition of our title insurance operations in 2023. Acquisitions and other structural changes expose us to a number of risks arising from, among other factors, economic, operational, strategic, financial, tax, legal, regulatory and compliance, any one, or a combination, of which could possibly result in the failure to realize the anticipated economic, strategic or other benefits of a transaction. Such events could likewise involve numerous additional risks, including potential losses from unanticipated litigation or levels of claims, the failure to accurately value the investment and/or an inability to generate sufficient revenue to offset acquisition costs. Further, the integration of the operations and personnel of acquired businesses may prove more difficult than anticipated, which may result in failure to achieve financial objectives associated with the acquisition or a diversion of management attention. Such events may also have unintended consequences on ratings assigned by the rating agencies to us. Any of these risks, if realized, could prevent us from achieving the benefits we expect from such transactions and/or result in a material adverse effect on our business.

We rely on our senior management team and our business could be harmed if we are unable to retain qualified personnel.

Our success depends, in part, on the skills, working relationships and continued services of our senior management team. We have employment agreements with each of our senior executives. The departure of any of our key executives could adversely affect the conduct of our business. In such an event, we would be required to obtain other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. Volatility or lack of performance in our share price may affect our ability to retain our key personnel or attract replacements should key personnel depart.

We may need additional capital to fund our operations or expand our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could negatively affect our results of operations and future growth.

We may require incremental capital to support our growth and comply with regulatory requirements. To the extent that we require capital in the future, we may need to obtain financing from the capital markets or other third-party sources of financing. We may also seek to reinsure part of our risk in force with third-party reinsurers in order to obtain reinsurance credit and capital

relief under insurance laws applicable to us and the regulations of the GSEs. Potential investors, lenders or reinsurers may be unable to provide us with financing or reinsurance that is attractive to us. Our access to such financing will depend, in part, on:

- general market conditions;

- the market's perception of our growth potential;

- our debt levels, if any;

- our expected results of operations;

- our cash flow;

- the availability of capital to third-party reinsurers to reinsurer our risks; and

- the market price of our common shares.

Our principal capital demands include funds for (i) the expansion of our business, (ii) the payment of certain corporate operating expenses, (iii) capital support for our subsidiaries, and (iv) Federal, state and local taxes. We may need to provide additional capital support to our insurance subsidiaries if required pursuant to insurance laws and regulations or by the GSEs. In particular, if we were unable to meet our obligations, our mortgage insurance subsidiary could lose GSE approval or be required to cease writing mortgage insurance business in one or more states, which would adversely impact our business, financial condition and operating results.

Our success will depend on our ability to maintain and enhance effective operating procedures and internal controls.

Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, failure to appropriately transition new hires or external events. We continue to enhance our operating procedures and internal controls to effectively support our business and our regulatory and reporting requirements. Our management does not expect that our disclosure controls or our internal controls will prevent all potential errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure controls and procedures are met. Any ineffectiveness in our controls or procedures could have a material adverse effect on our business.

We have a risk management framework designed to assess and monitor our risks. However, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will operate within our risk management framework, nor can there can be any assurance that our risk management framework will result in accurately identifying all risks and accurately limiting our exposures based on our assessments. Moreover, risk management is expected to be a new and important focus of regulatory examinations of companies under supervision. There can be no assurance that our risk management framework and documentation will meet the expectations of such regulators.

Our share price may be volatile or may decline regardless of operating performance.

The market price of our common shares may fluctuate significantly in the future. Some of the factors that could negatively affect the market price of our common shares include:

- actual or anticipated variations in our quarterly operating results;

- changes in our earnings estimates or publication of research reports about us or the real estate industry;

- changes in market valuations of similar companies;

- any indebtedness we incur in the future;

- changes in credit markets and interest rates;

- changes in government policies, laws and regulations;

- changes impacting Fannie Mae, Freddie Mac or Ginnie Mae;

- additions to or departures of our key management personnel;

- actions by shareholders;

- speculation in the press or investment community;

- strategic actions by us or our competitors;

- changes in our credit ratings;

- the availability of third-party reinsurance for the insurance coverage that we write;

- general market and economic conditions;

- our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts; and

- price and volume fluctuations in the stock market generally.

The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, even if it does not result in liability for us, could result in substantial costs to us and divert management's attention and resources.

Future sales of shares by existing shareholders could cause our share price to decline.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline. As of February 14, 2025, we had 103,835,368 outstanding common shares. In the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, and litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our common shares to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.

Future offerings of debt or equity securities, which may rank senior to our common shares, may restrict our operating flexibility and adversely affect the market price of our common shares.

If we decide to issue debt securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may adversely affect the market price of our common shares. Any such debt or preference equity securities will rank senior to our common shares and will also have priority with respect to any distributions upon a liquidation, dissolution or similar event, which could result in the loss of all or a portion of your investment. Our decision to issue such securities will depend on market conditions and other factors beyond our control, and we cannot predict or estimate the amount, timing or nature of our future offerings.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy

As with all institutions involved in the provision of financial services, information security represents a significant operational risk. To mitigate this risk, we have developed and manage a comprehensive information security program dedicated to protecting data entrusted to us by our clients as well as our own proprietary corporate information and the information technology infrastructure we use to process this data and information. Our approach is considered to be a defense-in-depth strategy, with multiple tiers of security controls and monitoring. Our security program is benchmarked against the National Institute of Standards and Technology Cybersecurity Framework (NIST), including, among other things, with respect to application security, vulnerability management and data protection, threat detection and incident response.

Cybersecurity risk management is the direct responsibility of our IT security team, which is led by our chief information officer (CIO) and our chief information security officer (CISO). The IT security team develops, maintains, and enforces our information security program and information security policies, which are reviewed at least annually and are subject to approval by our information security committee. Additionally, we complete the following:

- an annual enterprise risk assessment;

- an annual threat and vulnerability assessment conducted in accordance with NIST guidance which considers adversarial and non-adversarial threat events that could impact our environment;

- periodic IT risk assessments;

- quarterly vulnerability management reviews; and

- periodic cloud risk assessments.

Our IT security team regularly monitors the company's technology environment to address and investigate potential incidents. In the event of an incident, we would follow our internally developed incident response playbook, which includes but is not limited to guidelines for determining the severity of an incident, roles and responsibilities of the cyber response team, mitigation and recovery steps, and communication to internal and external stakeholders based upon nature and extent of the incident. We conduct regular external and internal penetration testing, "red teaming" exercises to seek to identify and remediate potential vulnerabilities, and other methods to ensure the readiness and effectiveness of our program and to continue to enhance our security posture. Our information security team also performs periodic tabletop exercises to simulate potential incidents in order to identify potential enhancements to monitoring and our incident response process.

We engage third party consultants with respect to cybersecurity, including to conduct vulnerability assessments and penetration testing of its information technology systems. We have established a formal third party risk management (TPRM) policy which defines the criteria that a third party service provider must meet in order to be considered by us. All vendors are risk ranked and reviewed by our TPRM team with results reported to our information security committee, which ultimately approves the use of new and existing vendors. In addition, we maintain an internal information security committee comprised of cross-departmental company executives and IT leaders to ensure that we maintain strong governance mechanisms and to ensure compliance with our security policies and procedures.

Although we have implemented what we believe to be an appropriate information security program to protect against, detect, mitigate, and respond to cybersecurity risks, there can be no assurance that such risks, including incidents, may be prevented or timely detected. During the year ended December 31, 2024, we did not experience any material cybersecurity incidents, including cybersecurity incidents that materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition. See "Risk Factors—Risks Relating to the Operation of Our Business—*The security of our information technology systems may be compromised and confidential information, including non-public personal information that we maintain, could be improperly disclosed*."

Cybersecurity Governance

Our board of directors, led by the board's technology, innovation and operations committee, actively oversees our information security program, with our management, inlcluding the CIO and CISO, providing the board and that committee with regular updates (including at each of the three meetings held by that committee in 2024) and reporting on our IT strategy, including information security strategies and initiatives, event preparedness and incremental improvement efforts.

The CIO and CISO, who are well qualified, oversee our information security program and are responsible for assessing and managing our risks from cybersecurity threats. Our CIO has over 25 years of experience serving Fortune 500 companies in the area of information technology, including over 20 years in mortgage and financial services, with roles ranging from overseeing application development and delivery to enhance risk management capability and improve operational efficiency to

information technology strategy, architecture, delivery, and management. Similarly, our CISO has over 25 years of experience working for financial services companies in information technology, including roles overseeing e-commerce, technical infrastructure management and architecture, and over 20 years overseeing information security programs.

ITEM 2.   PROPERTIES

We lease office facilities in Radnor, Pennsylvania for the headquarters of our U.S. mortgage insurance business and title and settlement services operations, with additional offices in North Carolina, Pennsylvania, Missouri, New York and Virginia for our U.S.-based operations, and we lease office facilities in Bermuda for our holding company headquarters and reinsurance company. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

ITEM 3.   LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares trade on the New York Stock Exchange (NYSE) under the symbol "ESNT." As of February 14, 2025, we had approximately 9 holders of record of our common shares.

We have paid a quarterly dividend since September 2019. A dividend of $0.28 per share for each of the first, second, third and fourth quarters of 2024 was declared and paid, and a dividend of $0.31 per share had been declared by our board of directors with a record date of March 14, 2025 and a payment date of March 24, 2025. We presently expect to continue to declare a materially comparable regular quarterly dividend on our common stock in the future. For information on Essent Group's ability to pay dividends, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Performance Graph

The following performance graph compares, for the period from January 1, 2020 through December 31, 2024, the cumulative total shareholder return of an investment in (i) our common shares, (ii) the S&P 500 and (iii) a composite peer group selected by us consisting of Arch Capital Group Ltd., Enact Holdings, Inc. (from and after September 16, 2021), Genworth Financial, Inc. (through September 15, 2021), MGIC Investment Corporation, NMI Holdings, Inc. and Radian Group Inc. (collectively, the "Peer Index"). We selected the members of each peer group because each was, at the time, a direct competitor of ours in the private mortgage insurance industry. On September 16, 2021, shares of common stock Enact Holdings, Inc. began trading on the Nasdaq Global Select Market, independent of the shares of its parent company, Genworth Financial, Inc. (which retained approximately 80% of the outstanding common shares of Enact Holdings, Inc. after its initial public offering on such date).

The graph assumes an initial investment of $100 and the reinvestment of dividends, if any. Such returns are based on historical results and are not intended to suggest future performance.


$280.00
$260.00
$240.00
$220.00
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
ESNT
S&P 500 Index
Peer Index

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
S&P 500	$116.26	$147.52	$118.84	$147.64	$182.05
Peer Index	$84.99	$113.20	$162.19	$199.04	$251.24
ESNT	$85.81	$93.15	$82.70	$116.74	$124.72

The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Issuer Purchase of Equity Securities

The table below sets forth information regarding repurchases of our common shares during the three months ended December 31, 2024.

Period ($ in thousands, except per share amounts)	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 1 - October 31, 2024	4,579	$ 63.82	—	
November 1 - November 30, 2024	279,318	$ 55.92	279,318	
December 1 - December 31, 2024	918,874	$ 54.89	917,974	
Total	1,202,771		1,197,292	$ 147,279

(1) As of December 31, 2024, the Company was authorized to purchase up to $250 million of its common shares, announced in October 2023, of which $102.7 million had been utilized. The remaining $147.3 million in the table represents the amount available to repurchase shares under the share repurchase plan as of December 31, 2024. In January 2025, we repurchased 918,464 shares for $51.8 million. In February 2025, our Board approved an additional $500 million share repurchase authorization that runs through year-end 2026.

ITEM 6.   [RESERVED]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the "Selected Financial Data" and our financial statements and related notes thereto included elsewhere in this report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors." We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made.

Overview

Essent Group Ltd. (collectively with its subsidiaries, "Essent") serves the housing finance industry by offering private mortgage insurance and reinsurance, title insurance and settlement services to mortgage lenders, borrowers and investors to support homeownership. We have one reportable segment: Mortgage Insurance.

Essent Guaranty, Inc., our wholly-owned mortgage insurance subsidiary which we refer to as "Essent Guaranty," is approved by Fannie Mae and Freddie Mac and licensed to write coverage in all 50 states and the District of Columbia. For the years ended December 31, 2024, 2023 and 2022, our mortgage insurance operations generated new insurance written, or NIW, of approximately $45.6 billion, $47.7 billion and $63.1 billion, respectively. As of December 31, 2024, we had approximately $243.6 billion of mortgage insurance in force. The financial strength ratings of Essent Guaranty are A3 with a positive outlook by Moody's Investors Service, Inc. ("Moody's"), A- with a stable outlook by S&P Global Ratings ("S&P") and A (Excellent) with a stable outlook by A.M. Best Company ("AM Best").

Through our wholly-owned Bermuda-based subsidiary, Essent Reinsurance Ltd., which we refer to as "Essent Re", we reinsure U.S. mortgage risk in the GSE credit risk transfer market and provide underwriting consulting services to third-party reinsurers. As of December 31, 2024, Essent Re provided insurance or reinsurance relating to GSE risk share and other reinsurance transactions covering approximately $2.2 billion of risk. Essent Re also reinsures Essent Guaranty's NIW under a quota share reinsurance agreement. The insurer financial strength ratings of Essent Re are A- with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best.

We also offer title insurance products both directly and through a network of title insurance agents, as well as title and settlement services. This operating segment was established upon our acquisitions of Agents National Title Insurance Company (renamed Essent Title Insurance, Inc. effective January 1, 2025), a title insurance underwriter, and Boston National Title, a national title agency, which was effective July 1, 2023. Title insurance operations are included in the Corporate & Other category.

We have a highly experienced, talented team with 625 employees as of December 31, 2024. Our holding company and reinsurance business are domiciled in Bermuda. Our U.S. mortgage insurance and title insurance operations are headquartered in Radnor, Pennsylvania.

Current Developments

The Federal Reserve increased the target federal funds rate several times during 2022 and 2023 in an effort to reduce consumer price inflation. As a result of progress on inflation, the Federal Reserve has reduced the target federal funds rate by 100 basis points since September 2024. Mortgage interest rates, however, remain elevated, which has reduced home buying and mortgage refinance activity resulting in lower volumes of mortgage originations, NIW and title insurance and settlement service transactions. Higher interest rates have also resulted in increases in our net investment income generated by our investment portfolio and the persistency of our mortgage insurance in force.

On September 26, 2024, Hurricane Helene made landfall and caused property damage in certain counties in Florida, Georgia, South Carolina, North Carolina, Tennessee and Virginia. On October 9, 2024, Hurricane Milton made landfall, causing damage in certain counties in Florida. Based on prior industry experience, we expect the ultimate number of hurricane-related defaults that result in claims will be less than the default-to-claim experience of non-hurricane-related defaults. The impact on our reserves in future periods will be dependent upon the performance of the hurricane-related defaults and our expectations for the amount of ultimate losses on these delinquencies.

In January 2025, several wildfires caused property damage in Southern California. As of January 31, 2025, our insurance in force in areas with Federal Emergency Management Agency (FEMA) disaster declarations due to these wildfires was less than 0.1% of our total insurance in force.

Legislative and Regulatory Developments

Our results are significantly impacted by, and our future success may be affected by, legislative and regulatory developments affecting the housing finance industry. Key regulatory and legislative developments that may affect us include:

U.S. Tax Reform

On August 16, 2022, the "Inflation Reduction Act of 2022" (IRA), was enacted, which, among other things, provides for a corporate alternative minimum tax and an excise tax on corporate stock repurchases. Based on our current analysis of the provisions, we do not expect the IRA to have a material impact on our financial position or results of operations. As the IRS issues additional guidance related to the IRA, we will evaluate any potential impact to our consolidated financial statements.

Bermuda Corporate Income Tax

On December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act 2023 (CIT). Starting January 1, 2025, the CIT will result in a new 15% corporate income tax on in-scope entities that are resident in Bermuda or that have a Bermuda permanent establishment, without regard to any assurances that had previously been given pursuant to the Exempted Undertakings Tax Protection Act 1966.

The CIT also includes various transitional provisions and elections that we are in the process of evaluating. In particular, we believe that, based on their current structure and operations, our Bermuda companies will be eligible to elect a five-year "limited international presence" exemption under the CIT. We intend to make this election within the timeframe required under Bermuda law, and therefore do not expect the CIT to have a material impact upon our effective tax rate until we no longer meet the exemption criteria, or January 1, 2030, the fifth anniversary of the inception date of the tax, whichever may occur sooner. The exemption criteria are subject to interpretation of existing Bermuda law, as well as any related new regulations that may be issued by the Government of Bermuda. No assurances can be made that we will continue meeting such criteria for the entire five-year period.

Factors Affecting Our Results of Operations

Net Premiums Written and Earned

Premiums associated with our U.S. mortgage insurance business are based on insurance in force, or IIF, during all or a portion of a period. A change in the average IIF during a period causes premiums to increase or decrease as compared to prior periods. Average net premium rates in effect during a given period will also cause premiums to differ when compared to earlier periods. IIF at the end of a reporting period is a function of the IIF at the beginning of such reporting period plus NIW less policy cancellations (including claims paid) during the period. As a result, premiums are generally influenced by:

- NIW, which is the aggregate principal amount of the new mortgages that are insured during a period. Many factors affect NIW, including, among others, the volume of low down payment home mortgage originations, the competition to provide credit enhancement on those mortgages, the number of customers who have approved us to provide mortgage insurance and changes in our NIW from certain customers;

- Cancellations of our insurance policies, which are impacted by payments on mortgages, home price appreciation, or refinancings, which in turn are affected by mortgage interest rates. Cancellations are also impacted by the levels of claim payments and rescissions;

- Premium rates, which represent the amount of the premium due as a percentage of IIF. Premium rates are based on the risk characteristics of the loans insured, the percentage of coverage on the loans, competition from other mortgage insurers and general industry conditions; and

- Premiums ceded or assumed under reinsurance arrangements. See Note 5 to our consolidated financial statements.

Mortgage insurance premiums are paid either on a monthly installment basis ("monthly premiums"), in a single payment at origination ("single premiums"), or in some cases as an annual premium. For monthly premiums, we receive a monthly premium payment which is recorded as net premiums earned in the month the coverage is provided. Monthly premium payments are based on the original mortgage amount rather than the amortized loan balance. Net premiums written may be in excess of net premiums earned due to single premium policies. For single premiums, we receive a single premium payment at origination, which is recorded as "unearned premium" and earned over the estimated life of the policy, which ranges from 36 to 156 months depending on the term of the underlying mortgage and loan-to-value ratio at date of origination. If single premium policies are cancelled due to repayment of the underlying loan and the premium is non-refundable, the remaining unearned premium balance is immediately recognized as earned premium revenue. Substantially all of our single premium policies in force as of December 31, 2024 were non-refundable. Premiums collected on annual policies are recognized as net premiums

earned on a straight-line basis over the year of coverage. For the years ended December 31, 2024 and 2023, monthly premium policies comprised 99% and 97% of our NIW, respectively.

Premiums associated with our GSE and other risk share transactions are based on the level of risk in force and premium rates on the transactions.

Title insurance premiums are based on the number of title insurance policies issued and generally recognized as income at the transaction closing date which approximates the policy effective date.

Persistency and Business Mix

The percentage of IIF that remains on our books after any 12-month period is defined as our persistency rate. Because our insurance premiums are earned over the life of a policy, higher persistency rates can have a significant impact on our profitability. The persistency rate on our U.S. mortgage insurance portfolio was 85.7% at December 31, 2024. Generally, higher prepayment speeds lead to lower persistency.

Prepayment speeds and the relative mix of business between single premium policies and monthly premium policies also impact our profitability. Our premium rates include certain assumptions regarding repayment or prepayment speeds of the mortgages. Because premiums are paid at origination on single premium policies, assuming all other factors remain constant, if loans are prepaid earlier than expected, our profitability on these loans is likely to increase and, if loans are repaid slower than expected, our profitability on these loans is likely to decrease. By contrast, if monthly premium loans are repaid earlier than anticipated, our premium earned with respect to those loans and therefore our profitability declines. Currently, the expected return on single premium policies is less than the expected return on monthly policies.

Net Investment Income

Our investment portfolio was predominantly comprised of investment-grade fixed income securities and money market funds as of December 31, 2024. The principal factors that influence investment income are the size of the investment portfolio and the yield on individual securities. As measured by amortized cost (which excludes changes in fair market value, such as from changes in interest rates), the size of our investment portfolio is mainly a function of increases in capital and cash generated from or used in operations which is impacted by net premiums received, investment earnings, net claim payments and expenses. Realized gains and losses are a function of the difference between the amount received on the sale of a security and the security's amortized cost, as well as any provision for credit losses or impairments recognized in earnings. The amount received on the sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

Income from Other Invested Assets

As part of our overall investment strategy, we also allocate a relatively small percentage of our portfolio to limited partnership investments in real estate, consumer credit and traditional venture capital and private equity investments. The results of these investing activities are reported in income from other invested assets. These investments are generally accounted for under the equity method or fair value using net asset value (or its equivalent) as a practical expedient. For entities accounted for under the equity method that follow industry-specific guidance for investment companies, our proportionate share of earnings or losses includes changes in the fair value of the underlying assets of these entities. Fluctuations in the fair value of these entities may increase the volatility of the Company's reported results of operations.

Other Income

Other income includes revenues associated with underwriting consulting services to third-party reinsurers, title settlement services and contract underwriting services. The level of these revenues is dependent upon the number of customers who have engaged us for these services. Revenue from underwriting consulting services to third-party reinsurers is also dependent upon the level of premiums associated with the transactions underwritten for these customers. Revenues from title settlement services and contract underwriting are also dependent upon the number of loans processed for these customers.

In connection with the acquisition of our mortgage insurance platform, we entered into a services agreement with Triad Guaranty Inc. and its wholly-owned subsidiary, Triad Guaranty Insurance Corporation, which we refer to collectively as "Triad," to provide certain information technology maintenance and development and customer support-related services. In return for these services, we receive a flat monthly fee which is recorded in other income. During 2023, Triad entered into a three year renewal and extended the services agreement through November 2026.

As more fully described in Note 5 to our consolidated financial statements, the premiums ceded under certain reinsurance contracts with unaffiliated third parties varies based on changes in market interest rates. Under GAAP, these contracts contain

embedded derivatives that are accounted for separately as freestanding derivatives. The change in the fair value of the embedded derivatives is reported in earnings and included in other income.

Provision for Losses and Loss Adjustment Expenses

Mortgage Insurance

The provision for losses and loss adjustment expenses reflects the current expense that is recorded within a particular period to reflect actual and estimated loss payments that we believe will ultimately be made as a result of insured loans that are in default.

Losses incurred are generally affected by:

- the overall state of the economy, which broadly affects the likelihood that borrowers may default on their loans and have the ability to cure such defaults;

- changes in housing values, which affect our ability to mitigate our losses through the sale of properties with loans in default as well as borrower willingness to continue to make mortgage payments when the value of the home is below or perceived to be below the mortgage balance;

- the product mix of IIF, with loans having higher risk characteristics generally resulting in higher defaults and claims;

- the size of loans insured, with higher average loan amounts tending to increase losses incurred;

- the loan-to-value ratio, with higher average loan-to-value ratios tending to increase losses incurred;

- the percentage of coverage on insured loans, with deeper average coverage tending to increase losses incurred;

- credit quality of borrowers, including higher debt-to-income ratios and lower FICO scores, which tend to increase incurred losses;

- the level and amount of reinsurance coverage maintained with third parties;

- the rate at which we rescind policies. Because of tighter underwriting standards generally in the mortgage lending industry and terms set forth in our master policy, we expect that our level of rescission activity will be lower than rescission activity seen in the mortgage insurance industry for vintages originated prior to the financial crisis; and

- the distribution of claims over the life of a book. As of December 31, 2024, 56% of our IIF relates to mortgage insurance business written since January 1, 2022 and was less than three years old. As a result, based on historical industry performance, we expect the number of defaults and claims we experience, as well as our provision for losses and loss adjustment expenses ("LAE"), to increase as our portfolio seasons. See "—Mortgage Insurance Earnings and Cash Flow Cycle" below.

We establish loss reserves for delinquent loans when we are notified that a borrower has missed at least two consecutive monthly payments ("Case Reserves"), as well as estimated reserves for defaults that may have occurred but not yet been reported to us ("IBNR Reserves"). We also establish reserves for the associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees. Using both internal and external information, we establish our reserves based on the likelihood that a default will reach claim status and estimated claim severity. See "—Critical Accounting Policies" for further information.

Based upon our experience and industry data, claims incidence for mortgage insurance is generally highest in the third through sixth years after loan origination. As of December 31, 2024, 56% of our IIF relates to business written since January 1, 2022 and was less than three years old. Although the claims experience on new insurance written by us to date has been favorable, we expect incurred losses and claims to increase as a greater amount of this book of insurance reaches its anticipated period of highest claim frequency. The actual default rate and the average reserve per default that we experience as our portfolio matures is difficult to predict and is dependent on the specific characteristics of our current in-force book (including the credit score of the borrower, the loan-to-value ratio of the mortgage, geographic concentrations, etc.), as well as the profile of new business we write in the future. In addition, the default rate and the average reserve per default will be affected by future macroeconomic factors such as housing prices, interest rates and employment.

Due to business restrictions, stay-at-home orders and travel restrictions initially implemented in March 2020 as a result of the novel coronavirus disease 2019 ("COVID-19"), unemployment in the United States increased significantly in the second quarter of 2020, declining during the second half of 2020 through 2022. As unemployment is one of the most common reasons for borrowers to default on their mortgage, the increase in unemployment increased the number of delinquencies on the

mortgages we insure, and has the potential to increase claim frequencies on defaults. We experienced a significant increase in the amount of new defaults reported in 2020, especially during the second and third quarters of 2020. We received 36,784 defaults in the three months ended June 30, 2020 and 12,614 defaults in the three months ended September 30, 2020, which resulted in a significant increase in our default rate from 0.83% at March 31, 2020 to 4.54% at September 30, 2020. We segmented these two quarters' 49,398 defaults as specifically COVID-19 related ("Early COVID Defaults") and provided losses for these two cohorts differently as compared to our normal loss reserving methodology.

In response to the COVID-19 pandemic, the United States government enacted a number of policies to provide fiscal stimulus to the economy and relief to those affected by this global disaster. Specifically, mortgage forbearance programs and foreclosure moratoriums were instituted by Federal legislation along with actions taken by the FHFA and the GSEs. The mortgage forbearance plans permit these borrowers to temporarily reduce or suspend their mortgage payments for up to 18 months for loans in an active COVID-19-related forbearance program as of February 28, 2021. For borrowers that have the ability to begin to pay their mortgage at the end of the forbearance period, we expect that mortgage servicers will continue to work with them to modify their loans at which time the mortgage will be removed from delinquency status. We believe that the forbearance process could have a favorable effect on the frequency of claims that we ultimately pay while extending traditional default-to-claim timelines. Based on the forbearance programs in place and the credit characteristics of the Early COVID Defaults, we believe that the ultimate number of Early COVID Defaults that result in claims will be less than our historical default-to-claim experience. Accordingly, we applied a lower reserve rate to the Early COVID Defaults than the rate used for defaults that had missed a comparable number of payments as of March 31, 2020 and in prior periods that did not have access to forbearance plans.

The defaulted loans reported to us in the second and third quarters of 2020 had reached the end of their forbearance periods as of March 31, 2022. During the first quarter of 2022, the Early COVID Defaults cured at elevated levels, and the cumulative cure rate for the Early COVID Defaults at March 31, 2022 exceeded our initial estimated cure rate implied by our estimate of ultimate loss for these defaults established at the onset of the pandemic. Based on cure activity through March 31, 2022 and our expectations for future cure activity, as of March 31, 2022, we lowered our estimate of ultimate loss for the Early COVID Defaults. During the three months ended June 30, 2022, Early COVID Defaults cured at levels that exceeded our estimate as of March 31, 2022, and we further lowered our estimate of loss for these defaults as of June 30, 2022 to 2% of the initial risk in force. These revisions to our estimate of ultimate loss for the Early COVID Defaults resulted in a benefit recorded to the provision for losses of $164.1 million for the year ended December 31, 2022. Due to the level of Early COVID Defaults remaining in the default inventory, beginning in the third quarter of 2022, we resumed reserving for the Early COVID Defaults using our normal reserve methodology. The transition of defaults to foreclosure or claim has not returned to pre-pandemic levels as of December 31, 2024. As a result, the level of defaults in the default inventory that have missed twelve or more payments is above pre-pandemic levels.

The Federal Reserve increased the target federal funds rate several times during 2022 and 2023 in an effort to reduce consumer price inflation. As a result of subsequent reductions in inflation rates, the Federal Reserve has reduced the target federal funds rate by 100 basis points since September 2024. Mortgage interest rates, however, have remained elevated, which may lower home sale activity and affect the options available to delinquent borrowers. It is reasonably possible that our estimate of losses could change in the near term as a result of changes in the economic environment, the impact of elevated levels of consumer price inflation on home sale activity, housing inventory, and home prices.

On September 26, 2024, Hurricane Helene made landfall and caused property damage in certain counties in Florida, Georgia, South Carolina, North Carolina, Tennessee and Virginia. On October 9, 2024, Hurricane Milton made landfall, causing damage in certain counties in Florida. Loans in default increased by 3,620 in the year ended December 31, 2024, including 2,119 defaults we identified as hurricane-related defaults. Based on prior industry experience, we expect the ultimate number of hurricane-related defaults that result in claims will be less than the default-to-claim experience of non-hurricane-related defaults. In addition, under our master policy, our exposure may be limited on hurricane-related claims. For example, we are permitted to exclude a claim entirely where damage to the property underlying a mortgage was the proximate cause of the default and adjust a claim where the property underlying a mortgage in default is subject to unrestored physical damage. Accordingly, when establishing our loss reserves as of December 31, 2024, we applied a lower estimated claim rate to new default notices received in the fourth quarter of 2024 from the affected areas than the claim rate we apply to other notices in our default inventory. The impact on our reserves in future periods will be dependent upon the performance of the hurricane-related defaults and our expectations for the amount of ultimate losses on these delinquencies.

In January 2025, several wildfires caused property damage in Southern California. As of January 31, 2025, our insurance in force in areas with FEMA disaster declarations due to these wildfires was less than 0.1% of our total insurance in force.

As more fully described in Note 5 to our consolidated financial statements, at December 31, 2024, we had approximately $1.6 billion of excess of loss reinsurance covering NIW from January 1, 2018 through August 31, 2019 and August 1, 2020 through December 31, 2024 and quota share reinsurance on portions of our NIW effective September 1, 2019 through

December 31, 2020 and January 1, 2022 through December 31, 2024. The impact on our reserves in future periods will be dependent upon the amount of delinquent notices received from loan servicers, the performance of defaults and our expectations for the amount of ultimate losses on these delinquencies.

Title Insurance

Our reserve for title insurance claim losses includes reserves for known claims as well as for losses that have been incurred but not yet reported to us ("IBNR"), net of recoupments. We reserve for each known claim based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for IBNR claims are estimates that are established at the time the premium revenue is recognized and are based upon historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, and the types of policies written. We also reserve for losses arising from closing and disbursement functions due to fraud or operational error.

Although claims against title insurance policies can be reported relatively soon after the policy has been issued, claims may also be reported many years later. By their nature, title claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions, as well as the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

Reinsurance

We use reinsurance to provide protection against adverse loss experience in our mortgage insurance and title insurance portfolios and to expand our capital sources. When we enter into a reinsurance agreement, the reinsurer receives a premium and, in exchange, agrees to insure an agreed upon portion of incurred losses. These arrangements have the impact of reducing our earned premiums, but also reduce our mortgage insurance risk in force (RIF), which provides capital relief, and may include capital relief under the PMIERs financial strength requirements. Our incurred losses are reduced by any incurred losses ceded in accordance with the reinsurance agreement. For additional information regarding reinsurance, see Note 5 to our consolidated financial statements.

Other Underwriting and Operating Expenses

Our other underwriting and operating expenses include components that are substantially fixed, as well as expenses that generally increase or decrease in line with the level of mortgage insurance NIW, title insurance policies issued and settlement services provided.

Our most significant expense is compensation and benefits for our employees, which represented 60%, 58% and 59% of other underwriting and operating expenses for the years ended December 31, 2024, 2023 and 2022, respectively. Compensation and benefits expense includes base and incentive cash compensation, stock compensation expense, benefits and payroll taxes.

Underwriting and other expenses include legal, consulting, other professional fees, premium taxes, travel, entertainment, marketing, licensing, supplies, hardware, software, rent, utilities, depreciation and amortization and other expenses. We anticipate that as we continue to add new customers and increase our mortgage insurance IIF, title insurance policies issued and settlement services provided, our expenses will also continue to increase.

Other underwriting and operating expenses also include premiums retained by agents, which represent the portion of title insurance premiums retained by our third-party agents pursuant to the terms of their respective agency contracts and are recorded as an expense. The percentage of premiums retained by agents vary according to regional differences in real estate closing practices and state regulations.

Interest Expense

Through June 30, 2024, interest expense was incurred as a result of borrowings under our secured credit facility (the "Existing Credit Facility"). Borrowings accrued interest at a floating rate tied to a standard short-term borrowing index, selected

at the Company's option, plus an applicable margin. On July 1, 2024, we completed an underwritten public offering of $500 million of 6.25% Senior Notes due in 2029 and used approximately $425 million of the net proceeds to repay all of the borrowings outstanding under the term loan portion of the Existing Credit Facility. Concurrently, on July 1, 2024, the Fourth Amended and Restated Credit Agreement (the "Revolving Credit Agreement") became effective, providing for an effective increase in the Company's revolving credit facility borrowing capacity from $400 million to $500 million. See Note 7 to our consolidated financial statements.

Income Taxes

Income taxes are incurred based on the amount of earnings or losses generated in the jurisdictions in which we operate and the applicable tax rates and regulations in those jurisdictions. Our U.S. insurance subsidiaries are generally not subject to income taxes in most states in which we operate; however, our non-insurance subsidiaries are subject to state income taxes. In lieu of state income taxes, our insurance subsidiaries pay premium taxes that are recorded in other underwriting and operating expenses.

Essent Group Ltd. ("Essent Group") and its wholly-owned subsidiaries, Essent Re and Essent Agency (Bermuda) Ltd., are domiciled in Bermuda, and their income is not subject to a corporate income tax as of December 31, 2024. See "—Legislative and Regulatory Developments—Bermuda Corporate Income Tax" above. Under a quota share reinsurance agreement, Essent Re reinsures 25% of Essent Guaranty's NIW through December 31, 2020 and 35% of Essent Guaranty's NIW after December 31, 2020. Essent Re also provides insurance and reinsurance to Freddie Mac and Fannie Mae.

The amount of income tax expense or benefit recorded in future periods will be dependent on the jurisdictions in which we operate and the tax laws and regulations in effect.

Mortgage Insurance Earnings and Cash Flow Cycle

In general, the majority of any underwriting profit (premium revenue minus losses) that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern generally occurs because relatively few of the claims that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments), and by increasing losses.

Key Performance Indicators

Insurance In Force

As discussed above, mortgage insurance premiums we collect and earn are generated based on our IIF, which is a function of our NIW and cancellations. The following table includes a summary of the change in our IIF for the years ended December 31, 2024, 2023 and 2022 for our U.S. mortgage insurance portfolio. In addition, this table includes our RIF at the end of each period.

($ in thousands)	Year Ended December 31,		
	2024	2023	2022
IIF, beginning of period	$ 239,078,262	$ 227,062,055	$ 207,190,544
NIW	45,561,332	47,666,852	63,061,262
Cancellations	(40,994,171)	(35,650,645)	(43,189,751)
IIF, end of period	$ 243,645,423	$ 239,078,262	$ 227,062,055
Average IIF during the period	$ 241,571,892	$ 234,518,135	$ 215,485,518
RIF, end of period	$ 56,477,150	$ 54,591,590	$ 49,903,626

The following is a summary of our IIF at December 31, 2024 by vintage:

($ in thousands)	$	%
2024	$ 43,370,993	17.8%
2023	41,118,618	16.9
2022	51,504,293	21.1
2021	50,162,523	20.6
2020	35,499,947	14.6
2019 and prior	21,989,049	9.0
	$ 243,645,423	100.0%

Average Net Premium Rate

Our average net premium rate is calculated by dividing net premiums earned for our U.S. mortgage insurance portfolio by average insurance in force for the period and is dependent on a number of factors, including: (1) the risk characteristics and average coverage on the mortgages we insure; (2) the mix of monthly premiums compared to single premiums in our portfolio; (3) cancellations of non-refundable single premiums during the period; (4) changes to our pricing for NIW; and (5) premiums ceded under third-party reinsurance agreements. The following table presents the average net premium rate for our U.S. mortgage insurance portfolio:

	Year Ended December 31,		
	2024	**2023**	**2022**
Base average premium rate	0.41 %	0.40 %	0.41%
Single premium cancellations	—	—	0.01
Gross average premium rate	0.41	0.40	0.42
Ceded premiums	(0.06)	(0.05)	(0.05)
Net average premium rate	0.35%	0.35%	0.37%

The continued use of third-party reinsurance along with changes to the level of future cancellations of non-refundable single premium policies and mix of IIF may reduce our average net premium rate in future periods.

Persistency Rate

The measure for assessing the impact of U.S. mortgage insurance policy cancellations on IIF is our persistency rate, defined as the percentage of IIF that remains on our books after any twelve-month period. See additional discussion regarding the impact of the persistency rate on our performance in "—Factors Affecting Our Results of Operations—Persistency and Business Mix."

Risk-to-Capital

The risk-to-capital ratio has historically been used as a measure of capital adequacy in the U.S. mortgage insurance industry and is calculated as a ratio of net risk in force to statutory capital. Net risk in force represents total risk in force net of reinsurance ceded and net of exposures on policies for which loss reserves have been established. Statutory capital for our U.S. insurance companies is computed based on accounting practices prescribed or permitted by the Pennsylvania Insurance Department. See additional discussion in "—Liquidity and Capital Resources—Insurance Company Capital."

As of December 31, 2024, the net risk in force for Essent Guaranty was $35.2 billion and its statutory capital was $3.6 billion, resulting in a risk-to-capital ratio of 9.8:1. The amount of capital required varies in each jurisdiction in which we operate; however, generally, the maximum permitted risk-to-capital ratio is 25.0 to 1. State insurance regulators have continued to examine their respective capital rules to determine whether, in light of the 2007-2008 financial crisis, changes are needed to more accurately assess mortgage insurers' ability to withstand stressful economic conditions. As a result, the capital metrics under which they assess and measure capital adequacy may change in the future. Independent of the state regulator and GSE capital requirements, management continually assesses the risk of our insurance portfolio and current market and economic conditions to determine the appropriate levels of capital to support our business.

Results of Operations: Consolidated

The following table sets forth our consolidated results of operations for the periods indicated:

Summary of Operations (In thousands)	Year Ended December 31, 2024	2023	2022
Revenues:			
Net premiums written	$ 966,580	$ 894,282	$ 820,029
Decrease in unearned premiums	24,302	22,624	22,498
Net premiums earned	990,882	916,906	842,527
Net investment income	222,070	186,139	124,409
Realized investment gains (losses), net	(2,350)	(7,204)	(13,172)
Income (loss) from other invested assets	7,375	(11,118)	28,676
Other income	24,927	25,036	18,384
Total revenues	1,242,904	1,109,759	1,000,824
Losses and expenses:			
Provision (benefit) for losses and LAE	81,220	31,542	(174,704)
Other underwriting and operating expenses	270,874	225,081	171,733
Interest expense	35,319	30,137	15,608
Total losses and expenses	387,413	286,760	12,637
Income before income taxes	855,491	822,999	988,187
Income tax expense	126,088	126,613	156,834
Net income	**$ 729,403**	**$ 696,386**	**$ 831,353**

Revenues

Net Premiums Earned

The increase in net premiums earned for 2024 compared to 2023 is primarily driven by increases in net premiums earned in both our mortgage insurance and title insurance operations in 2024. For more information, see Net Premiums Written and Earned under "Results of Operations: Mortgage Insurance" and Net Premiums Earned under "Results of Operations: Corporate & Other".

Net Investment Income

Our consolidated net investment income was derived from the following sources for the periods indicated:

(In thousands)	Year Ended December 31, 2024	2023
Fixed maturities	$ 186,345	$ 178,829
Short-term investments	40,856	13,651
Gross investment income	227,201	192,480
Investment expenses	(5,131)	(6,341)
Net investment income	$ 222,070	$ 186,139

The increase in our consolidated net investment income to $222.1 million for the year ended December 31, 2024 as compared to $186.1 million for the year ended December 31, 2023 was due to the increase in the weighted average balance of our investment portfolio, as well as an increase in the average yield on the investment portfolio. The average balance of investments at amortized cost increased to $6.1 billion during the year ended December 31, 2024 from $5.5 billion during the year ended December 31, 2023, primarily as a result of investing cash flows generated from operations. The pre-tax investment income yield increased from 3.5% in the year ended December 31, 2023 to 3.7% in the year ended December 31, 2024 primarily due to a general increase in investment yields due to increasing interest rates.

The pre-tax investment income yields are calculated based on amortized cost and exclude investment expenses. See "—Liquidity and Capital Resources" for further details of our investment portfolio.

Income (Loss) from Other Invested Assets

Income from other invested assets for the year ended December 31, 2024 was a gain of $7.4 million as compared to a loss of $11.1 million for the year ended December 31, 2023. The increase in income from other invested assets for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily due to favorable fair value adjustments recorded during 2024.

Other Income

Other income was $24.9 million for the year ended December 31, 2024 compared to $25.0 million for the year ended December 31, 2023. Other income includes fair value adjustments on embedded derivatives contained in certain of our reinsurance agreements. In the year ended December 31, 2024 we recorded a net unfavorable decrease in the fair value of the embedded derivatives of $2.1 million compared to a net favorable increase of $1.9 million in the year ended December 31, 2023.

Expenses

Provision for Losses

The increased provision for losses for 2024 compared to 2023 was primarily driven by an increase in new mortgage insurance defaults, which impacted our mortgage insurance reserves. See "Results of Operations: Mortgage Insurance" for more information.

Other Underwriting and Operating Expenses

The increase in underwriting and operating expenses for 2024 compared to 2023 was primarily due to an increase in compensation expense, including stock compensation, primarily due to increased headcounts, as well as an increase other general operating expenses, both resulting from 12 months of title insurance operations in 2024. For more information, see "Results of Operations: Mortgage Insurance" and "Results of Operations: Corporate & Other."

Interest Expense

For the years ended December 31, 2024 and 2023, we incurred interest expense of $35.3 million and $30.1 million, respectively. Interest expense increased in 2024 compared to 2023 due to an increase in the average outstanding borrowings during the period and a $3.2 million loss on debt extinguishment for the write-off of unamortized debt issuance costs, partially offset by a decrease in the weighted average interest rate. On July 1, 2024, Essent Group issued $500 million of 6.25% senior notes and utilized the proceeds to repay all of the outstanding term loan borrowings under the Credit Facility. For the years ending December 31, 2024 and 2023, our borrowings carried a weighted average interest rate of 6.68% and 6.84%, respectively. For the years ended December 31, 2024 and 2023, the average amount of borrowings outstanding was $462.5 million and $425.0 million, respectively.

Income Taxes

Our subsidiaries in the United States file a consolidated U.S. Federal income tax return. Our income tax expense was $126.1 million for the year ended December 31, 2024 compared to $126.6 million for the year ended December 31, 2023. The effective tax rate for the year ended December 31, 2024 was 14.7% compared to 15.4% for the year ended December 31, 2023. Our effective income tax rate reflects the amount of earnings or losses generated in the jurisdictions in which we operate, the applicable tax rates and regulations in those jurisdictions, and the impact of discrete items. For the year ended December 31, 2024, income tax expense includes $1.3 million of favorable adjustments related to prior year tax returns and $0.7 million of excess tax benefits associated with the vesting of common shares and common share units. For the year ended December 31, 2023, income tax expense includes $5.3 million of net expense associated with prior year tax returns and a $2.7 million net benefit for the deferred tax asset recognized for unrealized losses on the investment portfolios of Essent Group and Essent Re upon the enactment of the Bermuda Corporate Income Tax. See Note 12 to our consolidated financial statements.

At December 31, 2024 and 2023, we concluded that it was more likely than not that our deferred tax assets would be realized.

Pursuant to the FAST Act Modernization and Simplification of Regulation S-K, discussions related to the changes in the consolidated results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 have been omitted. Such omitted discussion can be found under Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 16, 2024.

Results of Operations: Mortgage Insurance

(In thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues:			
Net premiums earned	$ 924,676	$ 878,937	$ 842,527
Net investment income	183,341	159,868	112,285
Realized investment gains (losses), net	(2,343)	(6,392)	(1,829)
Income (loss) from other invested assets	7,171	(490)	33,142
Other income	14,152	20,692	18,384
Total revenues	1,126,997	1,052,615	1,004,509
Losses and expenses:			
Provision (benefit) for losses and LAE	75,182	30,120	(174,704)
Other underwriting and operating expenses	115,744	115,182	111,505
Total losses and expenses before allocations	190,926	145,302	(63,199)
Corporate expense allocations	43,787	47,274	48,100
Total losses and expenses after allocations	234,713	192,576	(15,099)
Income before income tax expense	$ 892,284	$ 860,039	$1,019,608
Loss ratio (1)	8.1 %	3.4 %	(20.7)%
Expense ratio (2)	17.3 %	18.5 %	18.9 %
Combined ratio	25.4 %	21.9 %	(1.8)%

(1) Loss ratio is calculated by dividing the provision for losses and LAE by net premiums earned.

(2) Expense ratio is calculated by dividing the sum of other underwriting and operating expenses and corporate expense allocations by net premiums earned.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023 and Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

For the year ended December 31, 2024, our Mortgage Insurance segment reported income before income tax expense of $892.3 million, compared to income before income tax expense of $860.0 million for the year ended December 31, 2023. The increase in our operating results in 2024 over 2023 was primarily due to an increase in net premiums earned and investment income, partially offset by an increase in the provision for losses and LAE.

Our Mortgage Insurance segment reported income before income tax expense of $1.0 billion for the year ended December 31, 2022. The decrease in our operating results in 2023 compared to 2022 was primarily due to an increase in the provision for losses and LAE, partially offset by increases in net premiums earned and net investment income.

Net Premiums Written and Earned

Mortgage Insurance net premiums earned increased in the year ended December 31, 2024 by 5% compared to the year ended December 31, 2023. The increase in net premiums earned was due to the increase in our average IIF from $234.5 billion in 2023 to $241.6 billion in 2024. The average net premium rate was 0.35% for both the years ended December 31, 2024 and 2023.

Mortgage Insurance net premiums earned increased in the year ended December 31, 2023 by 9% compared to the year ended December 31, 2022. The increase in net premiums written and earned was due to the increase in our average IIF from $215.5 billion in 2022 to $234.5 billion in 2023, partially offset by the decrease in the average net premium rate from 0.37% for the year ended December 31, 2022 to 0.35% for the year ended December 31, 2023. The decrease in the average net premium rate during the year ended December 31, 2023 was a primarily due to changes in the mix of the mortgages we insure, changes in our pricing and a decrease in premiums earned on the cancellation of non-refundable single premium policies. In the year ended December 31, 2023, premiums earned on the cancellation of non-refundable single premium policies decreased to $6.3 million from $20.8 million in the year ended December 31, 2022 as a result of a decrease in existing borrowers refinancing their mortgages during 2023 as compared to 2022.

In the year ended December 31, 2024, unearned premiums decreased by $24.3 million as a result of $33.3 million of unearned premium that was recognized in earnings during the year partially offset by net premiums written on single premium policies of $9.0 million. In the year ended December 31, 2023, unearned premiums decreased by $22.6 million as a result of $44.6 million of unearned premium that was recognized in earnings during the year partially offset by net premiums written on single premium policies of $22.0 million. In the year ended December 31, 2022, unearned premiums decreased by $22.5 million as a result of $64.2 million of unearned premium that was recognized in earnings during the year partially offset by net premiums written on single premium policies of $41.7 million.

Provision for Losses and Loss Adjustment Expenses

For the year ended December 31, 2024, the Mortgage Insurance segment recorded a provision losses of $75.2 million compared to a provision of $30.1 million for the year ended December 31, 2023. The increase in the provision for losses in 2024 was primarily due to increases in new defaults reported, resulting in an increase in the provision for losses recorded for current year defaults, partially offset by cure activity for defaults reported in prior years. The increase in defaults was due in part to defaulted loans in the areas impacted by Hurricanes Helene and Milton. In 2024, loans in default increased by a total of 3,620, including 2,119 defaults we identified as hurricane-related defaults. For the year ended December 31, 2022, we recorded a benefit to the provision for losses of $174.7 million primarily due to a decrease in the estimate of ultimate loss for Early COVID Defaults as well as cure activity for defaults with reserves using our normal reserve methodology.

The following table presents a rollforward of insured loans in default for our U.S. mortgage insurance portfolio for the periods indicated:

	Year Ended December 31,		
	2024	2023	2022
Beginning default inventory	14,819	13,433	16,693
Plus: new defaults	37,499	30,550	25,636
Less: cures	(33,134)	(28,655)	(28,873)
Less: claims paid	(671)	(467)	(261)
Less: rescissions and denials, net	(74)	(42)	(32)
Ending default inventory	18,439	14,819	13,433

The following table includes additional information about our loans in default as of the dates indicated for our U.S. mortgage insurance portfolio:

	As of December 31,			
		2024		2023
Case reserves (in thousands) (1)	$	285,944	$	226,121
Total reserves (in thousands) (1)	$	310,156	$	245,402
Ending default inventory		18,439		14,819
Average case reserve per default (in thousands)	$	15.5	$	15.3
Average total reserve per default (in thousands)	$	16.8	$	16.6
Default rate		2.27%		1.80%
Claims received included in ending default inventory		164		126

(1) The U.S. mortgage insurance portfolio reserves exclude reserves on GSE and other risk share risk in force at Essent Re of $51 thousand and $29 thousand as of December 31, 2024 and 2023, respectively.

The following table provides a reconciliation of the beginning and ending U.S. mortgage insurance reserve balances for losses and LAE:

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Reserve for losses and LAE at beginning of year	$ 245,402	$ 216,390	$ 406,096
Less: Reinsurance recoverables	24,004	14,618	25,940
Net reserve for losses and LAE at beginning of year	221,398	201,772	380,156
Add provision for losses and LAE occurring in:			
Current year	171,907	138,601	99,351
Prior years	(96,751)	(108,437)	(272,785)
Incurred losses and LAE during the current year	75,156	30,164	(173,434)
Deduct payments for losses and LAE occurring in:			
Current year	2,687	517	224
Prior years	20,366	10,021	4,726
Loss and LAE payments during the current year	23,053	10,538	4,950
Net reserve for losses and LAE at end of period	273,501	221,398	201,772
Plus: Reinsurance recoverables	36,655	24,004	14,618
Reserve for losses and LAE at end of period	$ 310,156	$ 245,402	$ 216,390

---

(1) The U.S. mortgage insurance portfolio reserves exclude reserves on GSE and other risk share risk in force at Essent Re of $51 thousand, $29 thousand, and $0.1 million as of December 31, 2024, 2023 and 2022, respectively.

The following tables provide a detail of reserves and defaulted RIF by the number of missed payments and pending claims for our U.S. mortgage insurance portfolio:

	As of December 31, 2024					
($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of Defaulted RIF
Missed payments:						
Two payments	6,691	36%	$ 32,672	11%	$ 522,644	6%
Three payments	3,154	17	26,278	9	250,696	10
Four to eleven payments	6,408	35	122,551	43	515,600	24
Twelve or more payments	2,022	11	93,269	33	153,376	61
Pending claims	164	1	11,174	4	12,478	90
Total case reserves (1)	18,439	100%	285,944	100%	$ 1,454,794	20
IBNR			21,446			
LAE			2,766			
Total reserves for losses and LAE (1)			$ 310,156			

(1) The U.S. mortgage insurance portfolio reserves exclude reserves on GSE and other risk share risk in force at Essent Re of $51 thousand.

	As of December 31, 2023					
($ in thousands)	Number of Policies in Default	Percentage of Policies in Default	Amount of Reserves	Percentage of Reserves	Defaulted RIF	Reserves as a Percentage of Defaulted RIF
Missed payments:						
Two payments	5,041	34%	$ 24,917	11%	$ 361,986	7%
Three payments	2,247	15	19,690	9	165,433	12
Four to eleven payments	5,421	37	97,424	43	417,876	23
Twelve or more payments	1,984	13	78,540	35	132,257	59
Pending claims	126	1	5,550	2	6,302	88
Total case reserves (2)	14,819	100%	226,121	100%	$ 1,083,854	21
IBNR			16,959			
LAE			2,322			
Total reserves for losses and LAE (2)			$ 245,402			

(2) The U.S. mortgage insurance portfolio reserves exclude reserves on GSE and other risk share risk in force at Essent Re of $29 thousand as of December 31, 2023.

During the year ended December 31, 2024, the provision for losses and LAE was $75.2 million, comprised of $171.9 million for current year losses, partially offset by $96.8 million of favorable prior years' loss development. During the year ended December 31, 2023, the provision for losses and LAE was a benefit of $30.2 million, comprised of $138.6 million of current year losses, offset by $108.4 million of favorable prior years' loss development. During the year ended December 31, 2022, the provision for losses and LAE was a benefit of $174.7 million, comprised of $99.4 million of current year losses, offset by $272.8 million of favorable prior years' loss development. In each period, the favorable prior years' loss development was the result of a re-estimation of amounts ultimately to be paid on prior year defaults in the default inventory, including the impact of previously identified defaults that cured.

The following table includes additional information about our mortgage insurance claims paid and claim severity as of the dates indicated:

($ in thousands)	Year Ended December 31,		
	2024	2023	2022
Number of claims paid	671	467	261
Amount of claims paid	$ 22,660	$ 10,216	$ 4,665
Claim severity	63%	59%	44%

Other Underwriting and Operating Expenses

Following are the components of other underwriting and operating expenses for the Mortgage Insurance segment for the periods indicated:

($ in thousands)	Year Ended December 31,					
	2024		2023		2022	
	$	%	$	%	$	%
Compensation and benefits	$ 72,156	62%	$ 68,996	60%	$ 66,410	60%
Premium taxes	23,007	20	22,544	20	20,977	19
Ceding commission	(24,248)	(21)	(21,326)	(19)	(17,516)	(16)
Other	44,829	39	44,968	39	41,634	37
Total other underwriting and operating expenses	$ 115,744	100 %	$ 115,182	100 %	$ 111,505	100 %
Average number of employees during the period	299		297		301	

The significant factors contributing to the change in other underwriting and operating expenses are:

- Compensation and benefits increased in 2024 compared to 2023 and in 2023 compared to 2022 primarily due to increases in stock based compensation expense. Compensation and benefits includes salaries, wages and bonus, stock compensation expense, benefits and payroll taxes.

- Premium taxes increased from 2022 to 2023 and from 2023 to 2024 primarily due to an increase in premiums written.

- The increases in ceding commission from 2022 to 2023 and 2023 to 2024 results from increases in the amount of reinsured insurance in force under our outstanding quota share arrangements.

- Other expenses increased in 2023 compared to 2022 primarily as a result of increases in professional fees and software related expenses. Other expenses include professional fees, travel, marketing, hardware, software, rent, depreciation and amortization and other facilities expenses.

Results of Operations: Corporate & Other

Summary of Operations (In thousands)	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Net premiums earned	$ 66,206	$ 37,969	$ —
Net investment income	38,729	26,271	12,124
Realized investment gains (losses), net	(7)	(812)	(11,343)
Income (loss) from other invested assets	204	(10,628)	(4,466)
Other income	10,775	4,344	—
Total revenues	115,907	57,144	(3,685)
Losses and expenses:			
Provision for losses and LAE	6,038	1,422	—
Other underwriting and operating expenses	155,130	109,899	60,228
Interest expense	35,319	30,137	15,608
Total losses and expenses before allocations	196,487	141,458	75,836
Corporate expense allocations	(43,787)	(47,274)	(48,100)
Total losses and expenses after allocations	152,700	94,184	27,736
Income (loss) before income taxes	$ (36,793)	$ (37,040)	$ (31,421)

Net Premiums Earned

Net premiums earned reported in Corporate & Other relate to premiums earned by our title insurance operations. The increase in net premiums earned in 2024 is primarily due to a full year of title insurance operations in 2024. Net premiums earned in 2023 represent six months of title insurance operations as a result of our acquisition effective July 1, 2023.

Provision for Losses & LAE

The provision for losses reported in Corporate & Other relates to loss provisions recorded by our title insurance operations subsequent to our acquisition effective July 1, 2023. Upon acquisition, we recorded $14.1 million of title insurance reserves through purchase accounting. The increase in the provision for losses in 2024 was primarily due to an increase in title insurance policies issued and related title premium for the full year 2024 as compared to the six months subsequent to the acquisition of the title insurance operations as well as recent industry experience and trends. Title insurance reserves as of December 31, 2024 and 2023 were $18.7 million and $14.7 million, respectively.

Other Underwriting and Operating Expenses

Following are the components of other underwriting and operating expenses for the Corporate & Other category for the periods indicated:

($ in thousands)	Year Ended December 31,					
	2024		2023		2022	
	$	%	$	%	$	%
Compensation and benefits	$ 64,236	41%	$ 45,902	42%	$ 33,892	56%
Premium and other taxes	1,497	1	(376)	—	—	—
Other	89,397	58	64,373	58	26,336	44
Total other underwriting and operating expenses	$ 155,130	100 %	$ 109,899	100 %	$ 60,228	100 %
Average number of employees during the period	260		149		47	

The significant factors contributing to the change in other underwriting and operating expenses are:

- Compensation and benefits increased in 2024 compared to 2023 and in 2023 compared to 2022 primarily due to an increase in the average number of employees, which resulted from the acquisition of the title insurance operations on July 1, 2023. Compensation and benefits includes salaries, wages and bonus, stock compensation expense, benefits and payroll taxes.

- Premium and other taxes within Corporate & Other are related to our title insurance operations.

- Other expenses increased in 2024 compared to 2023 and in 2023 compared to 2022 primarily as a result of title and settlement services direct cost incurred and increases in professional fees. Other expenses include professional fees, travel, marketing, hardware, software, rent, depreciation and amortization and other facilities expenses. Other expenses also includes premiums retained by agents which represents the portion of title insurance premiums retained by our third-party agents pursuant to the terms of their respective agency contracts. Premiums retained by agents increased in 2024 compared to 2023 due to a full year of title insurance operations in 2024, partially offset by decreased utilization of third party agents for insurance premiums written during 2024.

Liquidity and Capital Resources

Overview

Our sources of funds consist primarily of:

- our investment portfolio and interest income on the portfolio;

- net premiums that we will receive from our existing IIF as well as policies that we write in the future;

- borrowings under our Senior Notes and Revolving Credit Facility; and

- issuance of capital shares.

Our obligations consist primarily of:

- claim payments under our policies;

- interest payments and repayment of borrowings under our Senior Notes and Revolving Credit Facility;

- the other costs and operating expenses of our business;

- the repurchase of common shares under the share repurchase plan approved by our board of directors; and

- the payment of dividends on our common shares.

As of December 31, 2024, we had substantial liquidity, with cash of $131.5 million, short-term investments of $764.0 million and fixed maturity investments of $5.1 billion. We also had $500 million of available capacity under our Revolving Credit Facility. Holding company net cash and investments available for sale totaled $1.1 billion at December 31, 2024. In addition, Essent Guaranty is a member of the Federal Home Loan Bank of Pittsburgh (the "FHLBank") and has access to secured borrowing capacity with the FHLBank to provide Essent Guaranty with supplemental liquidity. Essent Guaranty had no outstanding borrowings with the FHLBank at December 31, 2024.

On July 1, 2024, we completed an underwritten public offering of $500 million of 6.25% Senior Notes due in 2029. The Company used the net proceeds from the sale of the Senior Notes to repay the $425 million of borrowings outstanding under the term loan portion of the Existing Credit Facility and intends to use the remaining net proceeds for general corporate purposes. On July 1, 2024, concurrently with the closing of the offering of the Senior Notes and the repayment of all of the borrowings outstanding under the term loan portion of the Existing Credit Facility, the Fourth Amended and Restated Credit Agreement (the "Revolving Credit Agreement") became effective and amends and restates the Existing Credit Facility. The Revolving Credit Agreement provides for an effective increase in the Company's revolving credit facility borrowing capacity from $400 million to $500 million.

Management believes that the Company has sufficient liquidity available both at its holding companies and in its insurance and other operating subsidiaries to meet its operating cash needs and obligations and committed capital expenditures for the next 12 months.

While the Company and all of its subsidiaries are expected to have sufficient liquidity to meet all their respective expected obligations, additional capital may be required to meet any new capital requirements that are adopted by regulatory authorities or the GSEs, to respond to changes in the business or economic environment, to provide additional capital related to the growth

of our risk in force in our mortgage insurance portfolio, or to fund new business initiatives. We regularly review potential investments and acquisitions, some of which may be material, that, if consummated, would expand our existing business or result in new lines of business, and at any given time we may be in discussions concerning possible transactions. We continually evaluate opportunities based upon market conditions to further increase our financial flexibility through the issuance of equity or debt, or other options including reinsurance or credit risk transfer transactions. There can be no guarantee that any such opportunities will be available on acceptable terms or at all.

At the operating subsidiary level, liquidity could be impacted by any one of the following factors:

- significant decline in the value of our investments;

- inability to sell investment assets to provide cash to fund operating needs;

- decline in expected revenues generated from operations;

- increase in expected claim payments related to our mortgage insurance or title insurance portfolios; or

- increase in operating expenses.

Our U.S. insurance subsidiaries are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which they are authorized to operate and, in the case of Essent Guaranty, the GSEs. Under the insurance laws of the Commonwealth of Pennsylvania, our insurance subsidiaries may pay dividends during any twelve-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also requires that, without the prior approval of the Pennsylvania Insurance Department, dividends and other distributions may only be paid out of positive unassigned surplus. At December 31, 2024, Essent Guaranty, had unassigned surplus of approximately $396.6 million. As of January 1, 2025, Essent Guaranty has dividend capacity of $396.6 million.

Essent Re is subject to certain dividend restrictions as prescribed by the Bermuda Monetary Authority and under certain agreements with counterparties. Class 3B insurers must obtain the BMA's prior approval for a reduction by 15% or more of total statutory capital or for a reduction by 25% or more of total statutory capital and surplus as set forth in its previous year's statutory financial statements. In connection with a quota share reinsurance agreement with Essent Guaranty, Essent Re has agreed to maintain a minimum total equity of $100 million. As of December 31, 2024, Essent Re had total equity of $1.8 billion. In connection with its insurance and reinsurance activities, Essent Re is required to maintain assets in trusts for the benefit of its contractual counterparties. See Note 3 to our consolidated financial statements. As of January 1, 2025, Essent Re has dividend capacity of $441.9 million.

At December 31, 2024, our insurance subsidiaries were in compliance with these rules, regulations and agreements.

Cash Flows

The following table summarizes our consolidated cash flows from operating, investing and financing activities:

	Year Ended December 31,		
(In thousands)	2024	2023	2022
Net cash provided by operating activities	$ 861,532	$ 763,001	$ 588,817
Net cash used in investing activities	(706,926)	(525,569)	(398,872)
Net cash used in financing activities	(164,913)	(176,885)	(190,196)
Net (decrease) increase in cash	$ (10,307)	$ 60,547	$ (251)

Operating Activities

Cash flow provided by operating activities totaled $861.5 million for the year ended December 31, 2024, as compared to $763.0 million for the year ended December 31, 2023 and $588.8 million for the year ended December 31, 2022. The increase in cash flow from operations of $98.5 million in 2024 compared to 2023 was primarily due to increases in net premiums written and investment income and a decrease in income tax and interest payments, partially offset by an increase in operating expenses paid in the year ended December 31, 2024. The increase in cash flow from operations of $174.2 million in 2023 compared to 2022 was primarily due to an increase in prepayments, a component of other assets, in the year ended December 31, 2022 and increases in net premiums written and investment income partially offset by an increase in operating expenses paid in the year ended December 31, 2023.

Investing Activities

Cash flow used in investing activities totaled $706.9 million for the year ended December 31, 2024, $525.6 million for the year ended December 31, 2023 and $398.9 million for the year ended December 31, 2022. Cash used in investing activities primarily related to investing cash flows from the operations of the business in each of the periods presented.

Financing Activities

Cash flow used in financing activities totaled $164.9 million, $176.9 million and $190.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. In each year, cash flows used in financing activities primarily related to the repurchases of common shares as part of our share repurchase plans, quarterly cash dividends paid and treasury stock acquired from employees to satisfy tax withholding obligations. Cash flow from financing activities for the year ended December 31, 2024 also included cash inflow from the issuance of Senior Notes, partially offset by cash outflows associated with the repayment of the term loan portion of the Existing Credit Facility, as well as the payment of debt issuance costs.

Insurance Company Capital

We compute a risk-to-capital ratio for our U.S. mortgage insurance companies on a separate company statutory basis, as well as for our combined insurance operations. The risk-to-capital ratio is our net risk in force divided by our statutory capital. Our net risk in force represents risk in force net of reinsurance ceded, if any, and net of exposures on policies for which loss reserves have been established. Statutory capital consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual contributions to the contingency reserve of 50% of net premiums earned. These contributions must generally be maintained for a period of ten years. However, with regulatory approval, a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of net premiums earned in a calendar year.

During the year ended December 31, 2024, no capital contributions were made to our U.S. mortgage insurance subsidiaries and Essent Guaranty paid dividends to Essent US Holdings, Inc. totaling $165.5 million. During the years ended December 31, 2024 and 2023, Essent US Holdings made capital contributions totaling $24.5 million and $38.1 million to its title insurance subsidiary, respectively. Prior to December 31, 2024, Essent Guaranty reinsured that portion of the risk that is in excess of 25% of the mortgage balance with respect to any loan insured prior to April 1, 2019, after consideration of other reinsurance, to Essent Guaranty of PA, Inc. On December 31, 2024, Essent Guaranty and Essent PA entered into a commutation and release agreement in which all outstanding risk in force assumed by Essent PA was commuted back to Essent Guaranty in exchange for cash. Upon the commutation and release, Essent PA surrendered its insurance license and is no longer an insurance subsidiary of Essent Group Ltd. as of December 31, 2024.

Essent Guaranty has entered into reinsurance agreements that provide excess of loss reinsurance coverage for new defaults on portfolios of mortgage insurance policies issued from January 1, 2018 through August 31, 2019 and August 1, 2020 through December 31, 2024. The aggregate excess of loss reinsurance coverages decrease over a ten-year period as the underlying covered mortgages amortize.

Essent Guaranty has entered into quota share reinsurance agreements with panels of third-party reinsurers ("QSR" agreements). Each of the third-party reinsurers has an insurer minimum financial strength rating of A- or better by S&P Global Ratings, A.M. Best or both. Under each QSR agreement, Essent Guaranty will cede premiums earned on a percentage of risk on all eligible policies written during a specified period, in exchange for reimbursement of ceded claims and claims expenses on covered policies, a specified ceding commission, as well as a profit commission that varies directly and inversely with ceded claims. These reinsurance coverages also reduce net risk in force and PMIERs Minimum Required Assets. See Note 5 to our consolidated financial statements.

The following tables summarizes Essent Guaranty's QSR agreements as of December 31, 2024:

QSR Agreement	Eligible Policy Period	Ceding Percentage
QSR-2019	September 1, 2019 - December 31, 2020	**(1)**
QSR-2022	January 1, 2022 - December 31, 2022	20%
QSR-2023	January 1, 2023 - December 31, 2023	17.5%
QSR-2024	January 1, 2024 - December 31, 2024	15%

(1)   Under QSR-2019, Essent Guaranty cedes 40% of premiums on singles policies and 20% on all other policies.

During the first quarter of 2025, Essent Guaranty entered into two forward quota share agreements with highly rated third-party reinsurers ceding 25% of the risk on all eligible policies written by Essent Guaranty in calendar years 2025 and 2026.

Our risk-to-capital calculation for Essent Guaranty as of December 31, 2024 was as follows:

Statutory capital: ($ in thousands)		
Policyholders' surplus	$	1,101,894
Contingency reserves		2,492,487
Statutory capital	$	3,594,381
Net risk in force	$	35,159,976
Risk-to-capital ratio		9.8:1

For additional information regarding regulatory capital see Note 16 to our consolidated financial statements. The information above has been derived from the annual and quarterly statements of Essent Guaranty, which have been prepared in conformity with accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the National Association of Insurance Commissioners Accounting Practices and Procedures Manual. Such practices vary from accounting principles generally accepted in the United States.

Essent Re has entered into GSE and other risk share transactions, including insurance and reinsurance transactions with Freddie Mac and Fannie Mae. Under a quota share reinsurance agreement, Essent Re reinsures 25% of Essent Guaranty's NIW under through December 31, 2020 and 35% of Essent Guaranty's NIW after December 31, 2020. During the year ended December 31, 2024 Essent Re paid dividends totaling $300 million to Essent Group. During the year ended December 31, 2023, Essent Re paid $60 million in dividends to Essent Group. As of December 31, 2024, Essent Re had total stockholders' equity of $1.8 billion and net risk in force of $23.3 billion.

Financial Strength Ratings

The insurer financial strength ratings of Essent Guaranty, our principal mortgage insurance subsidiary, are A3 with a positive outlook by Moody's, A- with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best. The insurer financial strength ratings of Essent Re are A- with a stable outlook by S&P and A (Excellent) with a stable outlook by A.M. Best.

Private Mortgage Insurer Eligibility Requirements

Fannie Mae and Freddie Mac, maintain coordinated Private Mortgage Insurer Eligibility Requirements (PMIERs). The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets from which to pay claims. This risk-based framework provides that an insurer must hold a substantially higher level of required assets for insured loans that are in default compared to a performing loan. The PMIERs also include enhanced operational performance expectations and define remedial actions that apply should an approved insurer fail to comply with these requirements. As of December 31, 2024, Essent Guaranty, our GSE-approved mortgage insurance company, was in compliance with the PMIERs. As of December 31, 2024, Essent Guaranty's Available Assets were $3.6 billion or 178% of its Minimum Required Assets were $2.0 billion based on our interpretation of the PMIERs.

Under PMIERs guidance issued by the GSEs effective June 30, 2020, Essent will apply a 0.30 multiplier to the risk-based required asset amount factor for each insured loan in default backed by a property located in a FEMA Declared Major Disaster Area eligible for Individual Assistance and that either (1) is subject to a forbearance plan granted in response to a FEMA Declared Major Disaster, the terms of which are materially consistent with terms of forbearance plans, repayment plans or loan modification trial period offered by Fannie Mae or Freddie Mac, or (2) has an initial missed payment occurring up to either (i) 30 days prior to the first day of the incident period specified in the FEMA Major Disaster Declaration or (ii) 90 days following the last day of the incident period specified in the FEMA Major Disaster Declaration, not to exceed 180 days from the first day of the incident period specified in the FEMA Major Disaster Declaration. In the case of the foregoing, the 0.30 multiplier shall be applied to the risk-based required asset amount factor for a non-performing primary mortgage guaranty insurance loan for no longer than three calendar months beginning with the month the loan becomes a non-performing primary mortgage guaranty insurance loan by reaching two missed monthly payments absent a forbearance plan described in 1) above. Further, under temporary provisions provided by the PMIERs guidance, Essent will apply a 0.30 multiplier to the risk-based required asset amount factor for each insured loan in default backed by a property that has an initial missed payment occurring on or after March 1, 2020 and prior to April 1, 2021 (COVID-19 Crisis Period). The 0.30 multiplier will be applicable for insured loans in

default (1) subject to a forbearance plan granted in response to a financial hardship related to COVID-19 (which shall be assumed to be the case for any loan that has an initial missed payment occurring during the COVID-19 Crisis Period and is subject to a forbearance plan, repayment plan or loan modification trial period), the terms of which are materially consistent with terms offered by Fannie Mae or Freddie Mac, or (2) for no longer than three calendar months beginning with the month the loan becomes a non-performing primary mortgage guaranty insurance loan by reaching two missed monthly payments.

FHFA and the GSEs announced that effective November 1, 2023, defaulted loans will be no longer eligible for COVID forbearance plans and will follow the GSEs standard forbearance plans going forward. In August 2024, Fannie Mae and Freddie Mac, under the oversight of FHFA, issued an update to the planned sunset of the use of the 0.3x Required Asset multiplier for loans in a COVID forbearance plan. The sunset of the 0.3x Required Asset multiplier for loans in a COVID forbearance plan will become effective on March 31, 2025. Also in August 2024, the GSEs issued updates to the PMIERs calculation of Available Assets. The updated PMIERs Available Asset requirements are subject to a phased-in implementation, will have no impact on Essent's Available Assets or sufficiency ratio until March 31, 2025, and will become fully effective on September 30, 2026. Essent expects to remain in full compliance with the existing and updated PMIERs requirements.

Financial Condition

Stockholders' Equity

As of December 31, 2024, stockholders' equity was $5.6 billion compared to $5.1 billion as of December 31, 2023. Stockholders' equity increased primarily due to net income generated in 2024, partially offset by an increase in accumulated other comprehensive loss related to an increase in our net unrealized investment losses and by dividends paid and the repurchase of common shares under our share repurchase plan.

Investments

As of December 31, 2024, investments totaled $6.2 billion compared to $5.5 billion as of December 31, 2023. In addition, our total cash was $131.5 million as of December 31, 2024, compared to $141.8 million as of December 31, 2023. The increase in investments was primarily due to investing net cash flows from operations during the year ended December 31, 2024 partially offset by an increase in our net unrealized investment losses.

Investments Available for Sale by Asset Class

Asset Class	December 31, 2024		December 31, 2023	
($ in thousands)	Fair Value	Percent	Fair Value	Percent
U.S. Treasury securities	$ 547,290	9.3%	$ 996,382	18.9%
U.S. agency securities	—	—	7,195	0.1
U.S. agency mortgage-backed securities	1,125,436	19.2	821,346	15.6
Municipal debt securities(1)	583,501	9.9	547,258	10.5
Non-U.S. government securities	69,798	1.2	67,447	1.3
Corporate debt securities(2)	1,783,046	30.3	1,297,055	24.6
Residential and commercial mortgage securities	478,086	8.1	517,940	9.8
Asset-backed securities	631,959	10.8	564,995	10.8
Money market funds	657,605	11.2	444,121	8.4
Total Investments Available for Sale	**$ 5,876,721**	**100.0%**	**$ 5,263,739**	**100.0%**

(1) The following table summarizes municipal debt securities as of :	December 31, 2024	December 31, 2023
Special revenue bonds	83.3%	81.4%
General obligation bonds	16.7	18.6
Total	100.0%	100.0%

(2) The following table summarizes corporate debt securities as of :	December 31, 2024	December 31, 2023
Financial	41.8%	42.0%
Consumer, Non-Cyclical	15.1	15.9
Industrial	8.2	8.1
Communications	5.7	7.2
Consumer, Cyclical	6.3	7.1
Utilities	8.7	6.3
Technology	6.4	6.2
Energy	5.1	4.7
Basic Materials	2.7	2.5
Total	100.0%	100.0%

Investments Available for Sale by Rating

Rating(1)	December 31, 2024		December 31, 2023	
($ in thousands)	Fair Value	Percent	Fair Value	Percent
Aaa	$ 2,513,014	48.1%	$ 2,561,363	53.2%
Aa1	101,809	2.0	104,474	2.2%
Aa2	301,080	5.8	291,501	6.0%
Aa3	271,069	5.2	208,882	4.3%
A1	511,076	9.8	377,188	7.8%
A2	411,999	7.9	329,423	6.8%
A3	463,616	8.8	253,081	5.3%
Baa1	218,454	4.2	220,901	4.6%
Baa2	198,193	3.8	226,449	4.7%
Baa3	151,729	2.9	166,121	3.4%
Below Baa3	77,077	1.5	80,235	1.7%
Total (2)	$ 5,219,116	100.0%	$ 4,819,618	100.0%

(1) Based on ratings issued by Moody's, if available. S&P or Fitch Ratings ("Fitch") rating utilized if Moody's not available.
(2) Excludes $657,605 and $444,121 of money market funds at December 31, 2024 and December 31, 2023, respectively.

Investments Available for Sale by Effective Duration

Effective Duration	December 31, 2024		December 31, 2023	
($ in thousands)	Fair Value	Percent	Fair Value	Percent
< 1 Year	$ 1,587,022	26.9%	$ 1,892,074	35.9%
1 to < 2 Years	544,630	9.3	371,583	7.1
2 to < 3 Years	473,301	8.1	538,775	10.2
3 to < 4 Years	445,614	7.6	402,668	7.6
4 to < 5 Years	546,414	9.3	376,722	7.2
5 or more Years	2,279,740	38.8	1,681,917	32.0
Total Investments Available for Sale	$ 5,876,721	100.0%	$ 5,263,739	100.0%

Material Cash Requirement from Known Contractual and Other Obligations

As of December 31, 2024, the approximate future cash requirements from known contractual and other obligations of the type described in the table below are as follows:

($ in thousands)		Payments due by period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Senior notes	$ 500,000	$ —	$ —	$ 500,000	$ —
Estimated loss and LAE payments (1)	328,866	114,772	158,335	55,502	257
Operating lease obligations	45,205	5,853	9,319	8,727	21,306
Unfunded investment commitments (2)	110,368	110,368	—	—	—
Total	$ 984,439	$ 230,993	$ 167,654	$ 564,229	$ 21,563

(1) Our estimate of loss and LAE payments reflects the application of accounting policies described below in "—Critical Accounting Policies—Reserve for Losses and Loss Adjustment Expenses." The payments due by period are based on management's estimates and assume that all of the loss and LAE reserves included in the table will result in payments.
(2) Unfunded investment commitments are callable by our investment counterparties. We have assumed that these investments will be funded in the next year but the funding may occur over a longer period of time, due to market conditions and other factors.

We lease office space in Pennsylvania, Missouri, North Carolina, New York, Virginia and Bermuda under leases accounted for as operating leases. A portion of the space leased in North Carolina has been subleased to Triad; minimum lease

payments shown above have not been reduced by minimum sublease rental income of $0.2 million due in 2025 under the non-cancelable sublease.

Off-Balance Sheet Arrangements

Essent Guaranty has entered into fully collateralized reinsurance agreements ("Radnor Re Transactions") with unaffiliated special purpose insurers domiciled in Bermuda. The Radnor Re special purpose insurers are special purpose variable interest entities that are not consolidated in our consolidated financial statements because we do not have the unilateral power to direct those activities that are significant to their economic performance. As of December 31, 2024, our estimated off-balance sheet maximum exposure to loss from the Radnor Re entities was $0.2 million, representing the estimated net present value of investment earnings on the assets in the reinsurance trusts. See Note 5 to our consolidated financial statements for additional information.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing our consolidated financial statements, management has made estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing these financial statements, management has utilized available information, including our past history, industry standards and the current and projected economic and housing environment, among other factors, in forming its estimates, assumptions and judgments, giving due consideration to materiality. Because the use of estimates is inherent in GAAP, actual results could differ from those estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. A summary of the accounting policies that management believes are critical to the preparation of our consolidated financial statements is set forth below.

Mortgage Insurance Premium Revenue Recognition

Mortgage guaranty insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide for payment of premium on a monthly, annual or single basis. Upon renewal, we are not able to re-underwrite or re-price our policies. Consistent with industry accounting practices, premiums written on a monthly basis are earned as coverage is provided. Premiums written on an annual basis are amortized on a pro rata basis over the year of coverage. Primary mortgage insurance written on policies covering more than one year are referred to as single premium policies. A portion of the revenue from single premium policies is recognized in earned premium in the current period, and the remaining portion is deferred as unearned premium and earned over the expected life of the policy. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized as earned premium upon notification of the cancellation. Unearned premium represents the portion of premium written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premium policies are estimates based on an analysis of the expiration of risk.

Reserve for Losses and Loss Adjustment Expenses

We establish reserves for losses based on our best estimate of ultimate claim costs for defaulted loans using the general principles contained in ASC No. 944, in accordance with industry practice. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loans are classified as defaulted when the borrower has missed two consecutive payments. Once we are notified that a borrower has defaulted, we will consider internal and third-party information and models, including the status of the loan as reported by its servicer and the type of loan product to determine the likelihood that a default will reach claim status. In addition, we will project the amount that we will pay if a default becomes a claim (referred to as "claim severity"). Based on this information, at each reporting date we determine our best estimate of loss reserves at a given point in time. Included in loss reserves are reserves for incurred but not reported ("IBNR") claims. IBNR reserves represent our estimated unpaid losses on loans that are in default, but have not yet been reported to us as delinquent by our customers. We will also establish reserves for associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees and expenses associated with administering the claims process. Establishing reserves is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, such as the overall state of the economy, current rates or trends in unemployment, changes in housing values and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. Losses incurred are also generally affected by the characteristics of our insured loans, such as the loan amount, loan-to-value ratio, the percentage of coverage on the insured loan and the credit quality of the borrower. See "Results of Operations: Mortgage Insurance - Provision for Losses and Loss Adjustment Expenses" for a

discussion of this estimate and Note 6 to our consolidated financial statements a sensitivity of the key assumption for this estimate.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. Changes in tax laws, rates, regulations and policies, or the final determination of tax audits or examinations, could materially affect our tax estimates. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. When evaluating the realizability of the deferred tax asset, we consider estimates of expected future taxable income, existing and projected book/tax differences, carryback and carryforward periods, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast changes in the mortgage market, as well as the related impact on mortgage insurance, and the competitive and general economic environment in future periods. Changes in the estimate of deferred tax asset realizability, if applicable, are included in income tax expense on the consolidated statements of comprehensive income.

ASC No. 740 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC No. 740, before a tax benefit can be recognized, a tax position is evaluated using a threshold that it is more likely than not that the tax position will be sustained upon examination. When evaluating the more-likely-than-not recognition threshold, ASC No. 740 provides that a company should presume the tax position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. If the tax position meets the more-likely-than-not recognition threshold, it is initially and subsequently measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. This analysis is inherently subjective, as it requires management to forecast the outcome of future tax examinations and the amount of tax benefits that will ultimately be realized given the facts, circumstances, and information available at the reporting date. New information may become available in future periods that could cause the actual amount of tax benefits to vary from management's estimates.

Investments

Our fixed maturity and short-term investments are classified as available for sale and are reported at fair value. The related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. Each quarter we perform reviews of all of our investments in order to determine whether declines in fair value below amortized cost were as a result of credit losses in accordance with applicable guidance. We determine whether a credit loss exists by considering information about the collectability of the instrument, current market conditions, and reasonable and supportable forecasts of economic conditions. We recognize an allowance for credit losses, up to the amount of the impairment when appropriate, and write down the amortized cost basis of the investment if it is more likely than not we will be required or we intend to sell the investment before recovery of its amortized cost basis. Under the previous other-than-temporary impairment model for available-for-sale investment securities, a security impairment was deemed other-than-temporary if we either intend to sell the security, or it was more likely than not that we would be required to sell the security before recovery or we did not expect to collect cash flows sufficient to recover the amortized cost basis of the security. During the years ended December 31, 2024, 2023 and 2022, the unrealized losses recorded in the investment portfolio principally resulted from fluctuations in market interest rates and credit spreads. Each issuer was current on its scheduled interest and principal payments. We recorded impairments of $0.5 million, $0.2 million and $12.7 million in the years ended December 31, 2024, 2023, and 2022, respectively. The impairments resulted from our intent to sell these securities subsequent to the reporting date.

For information on our material holdings in an unrealized loss position, see "—Financial Condition—Investments."

Recently Issued Accounting Pronouncements

There are no recently issued accounting standards that are expected to have a material effect on our financial condition, results of operations or cash flows. See Note 2 of our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We own and manage a large investment portfolio of various holdings, types and maturities. Investment income is one of our primary sources of cash flow supporting operations and claim payments. The assets within the investment portfolio are exposed to the same factors that affect overall financial market performance. While our investment portfolio is exposed to factors affecting markets worldwide, it is most sensitive to fluctuations in the drivers of U.S. markets.

We manage market risk via a defined investment policy implemented by our treasury function with oversight from our board of directors and our senior management. Important drivers of our market risk exposure monitored and managed by us include but are not limited to:

- *Changes to the level of interest rates.* Increasing interest rates may reduce the value of certain fixed-rate bonds held in the investment portfolio. Higher rates may cause variable-rate assets to generate additional income. Decreasing rates will have the reverse impact. Significant changes in interest rates can also affect persistency and claim rates which may in turn require that the investment portfolio be restructured to better align it with future liabilities and claim payments. Such restructuring may cause investments to be liquidated when market conditions are adverse.

- *Changes to the term structure of interest rates.* Rising or falling rates typically change by different amounts along the yield curve. These changes may have unforeseen impacts on the value of certain assets.

- *Market volatility/changes in the real or perceived credit quality of investments.* Deterioration in the quality of investments, identified through changes to our own or third-party (e.g., rating agency) assessments, will reduce the value and potentially the liquidity of investments.

- *Concentration Risk.* If the investment portfolio is highly concentrated in one asset, or in multiple assets whose values are highly correlated, the value of the total portfolio may be greatly affected by the change in value of just one asset or a group of highly correlated assets.

- *Prepayment Risk.* Bonds may have call provisions that permit debtors to repay prior to maturity when it is to their advantage. This typically occurs when rates fall below the interest rate of the debt.

Market risk is measured for all investment assets at the individual security level. Market risks that are not fully captured by the quantitative analysis are highlighted. In addition, material market risk changes that occur from the last reporting period to the current are discussed. Changes to how risks are managed will also be identified and described.

At December 31, 2024, the effective duration of our investments available for sale was 3.9 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 3.9% in fair value of our investments available for sale. Excluding short-term investments, our investments available for sale effective duration was 4.3 years, which means that an instantaneous parallel shift (movement up or down) in the yield curve of 100 basis points would result in a change of 4.3% in fair value of our investments available for sale.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Essent Group Ltd.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Essent Group Ltd. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the Mortgage Insurance Reserve for Losses and Loss Adjustment Expenses

As described in Note 6 to the consolidated financial statements, the mortgage insurance reserve for losses and loss adjustment expenses makes up a significant portion of the total recorded reserve for losses and loss adjustment expenses of $329 million as of December 31, 2024, and is based on management's best estimate of ultimate claim costs for defaulted loans. Upon notification that a borrower has defaulted, management considers internal and third-party information and models to determine the likelihood that a default will reach claim status and projects the amount that the Company will pay if a default becomes a claim. Management's estimates of claim rates and claim sizes will be influenced by prevailing economic conditions, such as the overall state of the economy, current rates or trends in unemployment, changes in housing values and/or interest rates, and management's best judgments as to the future values or trends of these macroeconomic factors. Losses incurred are also generally affected by the characteristics of the Company's insured loans, such as the loan amount, loan-to-value ratio, the percentage of coverage on the insured loan and the credit quality of the borrower.

The principal considerations for our determination that performing procedures relating to the valuation of the reserve for losses and loss adjustment expenses is a critical audit matter are (i) the significant judgment by management when developing their estimate, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence related to management's estimates of claim rates and claim sizes, including management's assumptions related to the macroeconomic factors and their assessment of the relevance of internal and third-party historical default data and (ii) the audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company's valuation of the reserve for losses and loss adjustment expenses, including controls over the development of significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of the reserve for losses and loss adjustment expenses using Company and historical mortgage insurance industry data and comparing this independent estimate to management's recorded reserve. Developing the independent estimate involved independently estimating claim rates and claim sizes, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of management's assumptions related to macroeconomic factors based on broader sector experience and management's assessment of internal and third-party historical default data.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 18, 2025

We have served as the Company's auditor since 2009.

Essent Group Ltd. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share amounts)	December 31, 2024	December 31, 2023
Assets		
Investments		
Fixed maturities available for sale, at fair value (amortized cost: 2024 — $5,467,238; 2023 — $4,658,168)	$ 5,112,697	$ 4,335,008
Short-term investments available for sale, at fair value (amortized cost: 2024 — $763,780; 2023 — $928,562)	764,024	928,731
Total investments available for sale	5,876,721	5,263,739
Other invested assets	303,900	277,226
Total investments	6,180,621	5,540,965
Cash	131,480	141,787
Accrued investment income	43,732	35,689
Accounts receivable	55,564	63,266
Deferred policy acquisition costs	9,653	9,139
Property and equipment (at cost, less accumulated depreciation of $72,270 in 2024 and $71,168 in 2023)	41,871	41,304
Prepaid federal income tax	489,600	470,646
Goodwill and acquired intangible assets, net	79,556	72,826
Other assets	79,572	51,051
Total assets	$ 7,111,649	$ 6,426,673
Liabilities and Stockholders' Equity		
Liabilities		
Reserve for losses and LAE	$ 328,866	$ 260,095
Unearned premium reserve	115,983	140,285
Net deferred tax liability	392,428	362,753
Senior notes due 2029, net	493,959	—
Credit facility borrowings, net	—	421,920
Other accrued liabilities	176,755	139,070
Total liabilities	1,507,991	1,324,123
Commitments and contingencies (see Note 8)		
Stockholders' Equity		
Common shares, $0.015 par value:		
Authorized - 233,333; issued and outstanding - 105,015 shares in 2024 and 106,597 shares in 2023	1,575	1,599
Additional paid-in capital	1,214,956	1,299,869
Accumulated other comprehensive income (loss)	(303,984)	(280,496)
Retained earnings	4,691,111	4,081,578
Total stockholders' equity	5,603,658	5,102,550
Total liabilities and stockholders' equity	$ 7,111,649	$ 6,426,673

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In thousands, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Net premiums written	$ 966,580	$ 894,282	$ 820,029
Decrease in unearned premiums	24,302	22,624	22,498
Net premiums earned	990,882	916,906	842,527
Net investment income	222,070	186,139	124,409
Realized investment gains (losses), net	(2,350)	(7,204)	(13,172)
Income (loss) from other invested assets	7,375	(11,118)	28,676
Other income	24,927	25,036	18,384
Total revenues	1,242,904	1,109,759	1,000,824
Losses and expenses:			
Provision (benefit) for losses and LAE	81,220	31,542	(174,704)
Other underwriting and operating expenses	270,874	225,081	171,733
Interest expense	35,319	30,137	15,608
Total losses and expenses	387,413	286,760	12,637
Income before income taxes	855,491	822,999	988,187
Income tax expense	126,088	126,613	156,834
Net income	$ 729,403	$ 696,386	$ 831,353
Earnings per share:			
Basic	$ 6.92	$ 6.56	$ 7.75
Diluted	6.85	6.50	7.72
Weighted average shares outstanding:			
Basic	105,394	106,222	107,205
Diluted	106,550	107,129	107,653
Net income	$ 729,403	$ 696,386	$ 831,353
Other comprehensive income (loss):			
Change in unrealized (depreciation) appreciation of investments, net of tax (benefit) expense of $(7,818) in 2024, $17,944 in 2023 and $(75,013) in 2022	(23,488)	102,294	(433,497)
Total other comprehensive income (loss)	(23,488)	102,294	(433,497)
Comprehensive income	$ 705,915	$ 798,680	$ 397,856

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
Common Shares			
Balance, beginning of year	$ 1,599	$ 1,615	$ 1,641
Issuance of management incentive shares	7	9	9
Cancellation of treasury stock	(31)	(25)	(35)
Balance, end of year	1,575	1,599	1,615
Additional Paid-In Capital			
Balance, beginning of year	1,299,869	1,350,377	1,428,952
Dividends and dividend equivalents declared	1,828	1,700	932
Issuance of management incentive shares	(7)	(9)	(9)
Stock-based compensation expense	24,778	18,446	18,381
Cancellation of treasury stock	(111,512)	(70,645)	(97,879)
Balance, end of year	1,214,956	1,299,869	1,350,377
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of year	(280,496)	(382,790)	50,707
Other comprehensive (loss) income	(23,488)	102,294	(433,497)
Balance, end of year	(303,984)	(280,496)	(382,790)
Retained Earnings			
Balance, beginning of year	4,081,578	3,493,107	2,754,814
Net income	729,403	696,386	831,353
Dividends and dividend equivalents declared	(119,870)	(107,915)	(93,060)
Balance, end of year	4,691,111	4,081,578	3,493,107
Treasury Stock			
Balance, beginning of year	—	—	—
Treasury stock acquired	(111,543)	(70,670)	(97,914)
Cancellation of treasury stock	111,543	70,670	97,914
Balance, end of year	—	—	—
Total Stockholders' Equity	$ 5,603,658	$ 5,102,550	$ 4,462,309

See accompanying notes to consolidated financial statements.

Essent Group Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2024	2023	2022
Operating Activities			
Net income	$ 729,403	$ 696,386	$ 831,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment losses (gains), net	2,350	7,204	13,172
(Income) loss from other invested assets	(7,375)	11,118	(28,676)
Distribution of income from other invested assets	13,843	7,440	14,105
Depreciation and amortization	5,783	4,525	3,024
Stock-based compensation expense	24,778	18,446	18,381
Amortization of premium on investment securities	20,231	14,899	18,347
Deferred income tax provision (benefit)	32,174	(13,246)	58,168
Change in:			
Accrued investment income	(8,043)	(2,527)	(6,616)
Accounts receivable	7,466	(2,070)	(11,211)
Deferred policy acquisition costs	(515)	771	2,268
Prepaid federal income tax	(18,954)	(52,186)	(57,650)
Other assets	(18,653)	62,976	(50,333)
Reserve for losses and LAE	68,772	29,017	(190,981)
Unearned premium reserve	(24,302)	(22,624)	(22,498)
Other accrued liabilities	34,574	2,872	(2,036)
Net cash provided by operating activities	861,532	763,001	588,817
Investing Activities			
Net change in short-term investments	164,707	(655,596)	61,060
Purchase of investments available for sale	(1,648,433)	(1,116,120)	(1,378,231)
Proceeds from maturities and paydowns of investments available for sale	411,635	664,239	247,296
Proceeds from sales of investments available for sale	415,074	707,544	747,883
Purchase of other invested assets	(39,062)	(40,038)	(74,620)
Return of investment from other invested assets	5,919	5,165	1,721
Net cash paid in acquisition	—	(86,761)	—
Purchase of intangible assets	(10,000)	—	—
Purchase of property and equipment	(6,766)	(4,002)	(3,981)
Net cash used in investing activities	(706,926)	(525,569)	(398,872)
Financing Activities			
Issuance of senior notes	498,160	—	—
Credit facility repayments	(425,000)	—	—
Treasury stock acquired	(111,543)	(70,670)	(97,914)
Payment of debt issuance costs	(8,488)	—	(154)
Dividends paid	(118,042)	(106,215)	(92,128)
Net cash used in financing activities	(164,913)	(176,885)	(190,196)
Net (decrease) increase in cash	(10,307)	60,547	(251)
Cash at beginning of year	141,787	81,240	81,491
Cash at end of year	$ 131,480	$ 141,787	$ 81,240
Supplemental Disclosure of Cash Flow Information			
Income tax payments	$ (92,517)	$ (139,710)	$ (98,006)
Interest payments	(17,196)	(28,574)	(13,595)
Noncash Transactions			
Operating lease liabilities arising from obtaining right-of-use assets	$ 2,066	$ 23,705	$ 10,035

See accompanying notes to consolidated financial statements.

In these notes to consolidated financial statements, "Essent", "Company", "we", "us", and "our" refer to Essent Group Ltd. and its subsidiaries, unless the context otherwise requires.

Note 1. Nature of Operations and Basis of Presentation

Essent Group Ltd. ("Essent Group") is a Bermuda-based holding company, which, through its wholly-owned subsidiaries, offers private mortgage insurance and reinsurance for mortgages secured by residential properties located in the United States. Mortgage insurance facilitates the sale of low down payment (generally less than 20%) mortgage loans into the secondary mortgage market, primarily to two government-sponsored enterprises ("GSEs"), Fannie Mae and Freddie Mac.

The U.S. mortgage insurance operations are conducted through Essent Guaranty, Inc. ("Essent Guaranty"), which is domiciled in the state of Pennsylvania. Essent Guaranty is headquartered in Radnor, Pennsylvania and maintains an operations center in Winston-Salem, North Carolina. Essent Guaranty is approved as a qualified mortgage insurer by the GSEs and is licensed to write mortgage insurance in all 50 states and the District of Columbia.

Essent Guaranty reinsures new insurance written ("NIW") to Essent Reinsurance Ltd. ("Essent Re"), an affiliated Bermuda-domiciled Class 3B Insurer licensed pursuant to Section 4 of the Bermuda Insurance Act 1978 that provides insurance and reinsurance coverage of mortgage credit risk. In April 2021, Essent Guaranty and Essent Re agreed to increase the quota share reinsurance coverage provided by Essent Re from 25% to 35% effective January 1, 2021. The quota share reinsurance coverage provided for Essent Guaranty's NIW prior to January 1, 2021 will continue to be 25%, the quota share percentage in effect at the time NIW was first ceded. Essent Re also provides insurance and reinsurance to Freddie Mac and Fannie Mae. In 2016, Essent Re formed Essent Agency (Bermuda) Ltd., a wholly-owned subsidiary, which provides underwriting consulting services to third-party reinsurers. Prior to December 31, 2024, Essent Guaranty also reinsured that portion of the risk that is in excess of 25% of the mortgage balance with respect to any loan insured prior to April 1, 2019, after consideration of other reinsurance, to Essent Guaranty of PA, Inc. ("Essent PA"), an affiliate domiciled in the state of Pennsylvania. On December 31, 2024, Essent Guaranty and Essent PA entered into a commutation and release agreement in which all outstanding risk in force assumed by Essent PA was commuted back to Essent Guaranty in exchange for cash. Upon the commutation and release, Essent PA surrendered its insurance license and is no longer an insurance subsidiary of Essent Group Ltd. as of December 31, 2024.

In addition to offering mortgage insurance, we provide contract underwriting services on a limited basis through CUW Solutions, LLC ("CUW Solutions"), a Delaware limited liability company, that provides, among other things, mortgage contract underwriting services to lenders and mortgage insurance underwriting services to affiliates. CUW Solutions is headquartered in Radnor, Pennsylvania and it maintains an operations center in Winston-Salem, North Carolina that is subleased from Essent Guaranty.

As a result of our acquisitions of Agents National Title Insurance Company (renamed Essent Title Insurance, Inc. effective January 1, 2025) and Boston National Holdings LLC on July 1, 2023, we now offer title insurance products and title and settlement services. Our title insurance operations are headquartered in Radnor, Pennsylvania, with additional locations in Charlotte, North Carolina and Pittsburgh, Pennsylvania.

We have one reportable business segment: Mortgage Insurance. Our Mortgage Insurance segment offers private mortgage insurance and reinsurance for mortgages secured by residential properties located in the United States. We provide private mortgage insurance on residential first-lien mortgage loans ("U.S. mortgage insurance") through our U.S. mortgage insurance subsidiary, Essent Guaranty, and also offer other credit risk management solutions, including contract underwriting, to our customers. Through our Bermuda-based reinsurance subsidiary, Essent Re, we reinsure U.S. mortgage risk primarily through the GSE credit risk transfer market ("GSE and other risk share") and provide underwriting consulting services to third-party reinsurers.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Essent Group and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in prior years have been reclassified to conform to the current year presentation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investments

Our fixed maturity and short-term investments are classified as available for sale as we may sell securities from time to time to provide liquidity and in response to changes in the market. Debt securities classified as available for sale are reported at fair value with unrealized gains and losses on these securities reported in other comprehensive income, net of deferred income taxes. See Note 15 for a description of the valuation methods for investments available for sale.

We monitor our fixed maturities for unrealized losses that appear to be the result of credit losses. A fixed maturity security is considered to be impaired when the security's fair value is less than its amortized cost basis and 1) we intend to sell the security, 2) it is more likely than not that we will be required to sell the security before recovery of the security's amortized cost basis, or 3) we believe we will be unable to recover the entire amortized cost basis of the security (i.e., a credit loss has occurred). When we determine that a credit loss has been incurred, but we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of the security's amortized cost basis, the unrealized loss is separated into the portion of the impairment that is credit related and the portion of the impairment that is due to other factors. For those fixed maturities for which a credit loss has occurred, the impairment amount is calculated as the difference between the amortized cost and the present value of future expected cash flows, limited by the amount that the fair value is less than the amortized cost basis. Estimates of expected future cash flows consider among other things, macroeconomic conditions as well as the financial condition, near-term and long-term prospects for the issuer, and the likelihood of the recoverability of principal and interest. Credit losses are recognized through an allowance account subject to reversal. Declines in value attributable to factors other than credit are reported as an unrealized loss in other comprehensive income while the allowance for credit loss is record a realized loss in the consolidated statements of comprehensive income.

We recognize purchase premiums and discounts in interest income using the interest method over the securities' estimated holding periods, until maturity, or call date, if applicable. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

Short-term investments are defined as short-term, highly liquid investments, both readily convertible to cash and having maturities at acquisition of twelve months or less.

Other invested assets are principally comprised of limited partnership interests which are generally accounted for under the equity method of accounting or fair value using net asset value (or its equivalent) as a practical expedient, with changes in value reported in income from other invested assets. In applying the equity method or fair value using net asset value (or its equivalent) as a practical expedient, these investments are initially recorded at cost and are subsequently adjusted based on the Company's proportionate share of the net income or loss of the partnership or changes in fair value. We have elected to classify distributions received from these investments using the cumulative earnings approach for purposes of classification in the statements of cash flows. Due to the timing of receiving financial information from these partnerships, the results are generally reported on a one month or quarter lag.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Estimated useful lives are 5 years for furniture and fixtures and 2 to 3 years for equipment, computer hardware and purchased software. Certain costs associated with the acquisition or development of internal-use software are capitalized. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is generally 3 years. We amortize leasehold improvements over the shorter of the lives of the leases or estimated service lives of the leasehold improvements. The balances by type were as follows at December 31:

(In thousands)	2024		2023	
	Cost	Accumulated Depreciation/ Amortization	Cost	Accumulated Depreciation/ Amortization
Furniture and fixtures	$ 5,715	$ (3,054)	$ 4,244	$ (2,463)
Office equipment	2,094	(1,327)	1,672	(982)
Computer hardware	12,202	(11,873)	12,556	(11,273)
Purchased software	38,028	(37,111)	40,266	(39,271)
Costs of internal-use software	13,785	(13,418)	13,785	(12,593)
Leasehold improvements	12,305	(5,487)	7,708	(4,586)
Total	$ 84,129	$ (72,270)	$ 80,231	$ (71,168)

Deferred Policy Acquisition Costs

We defer certain personnel costs and premium tax expense directly related to the successful acquisition of new insurance policies and amortize these costs over the period the related estimated gross profits are recognized in order to match costs and revenues. We do not defer any underwriting costs associated with our contract underwriting services. Costs related to the acquisition of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. Consistent with industry accounting practice, amortization of these costs for each underwriting year book of business is recognized in proportion to estimated gross profits. Estimated gross profits are composed of earned premium, interest income, losses and loss adjustment expenses. The deferred costs are adjusted as appropriate for policy cancellations to be consistent with our revenue recognition policy. We estimate the rate of amortization to reflect actual experience and any changes to persistency or loss development. Deferred policy acquisition costs are reviewed periodically to determine that they do not exceed recoverable amounts, after considering investment income. Policy acquisition costs deferred were $2.0 million, $2.6 million and $3.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization of deferred policy acquisition costs totaled $3.7 million, $4.4 million and $5.8 million for the years ended December 31, 2024, 2023 and 2022, respectively, and was included in other underwriting and operating expenses on the consolidated statements of comprehensive income.

Goodwill and Acquired Intangible Assets, Net

Goodwill is an asset representing the estimated future economic benefits arising from the assets we have acquired that were not individually identified and separately recognized. Goodwill is deemed to have an indefinite useful life and is subject to review for impairment annually, or more frequently whenever circumstances indicate potential impairment at the reporting unit level. A reporting unit represents a business for which discrete financial information is available. We generally perform our annual goodwill impairment test during the fourth quarter of each year to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. An impairment charge is recognized for any excess of the reporting unit's carrying amount over the reporting unit's estimated fair value, up to the full amount of the goodwill allocated to the reporting unit.

The following table shows the rollforward of goodwill for the years ended December 31, 2024 and 2023:

(In thousands)	Year Ended December 31,	
	2024	2023
Beginning Balance	$ 50,008	$ —
Goodwill resulting from acquisitions	—	38,331
Measurement period adjustments	(1,247)	11,677
Impairment charges	—	—
Ending Balance	$ 48,761	$ 50,008

Our acquired intangible assets, other than goodwill, primarily consist of customer relationships and represent the value of the specifically acquired customer relationships. For financial reporting purposes, intangible assets with finite lives are amortized over their applicable estimated useful lives in a manner that approximates the pattern of expected economic benefit from each intangible asset. Other acquired intangible assets also include title plants and records, which are carried at original cost. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title

records is charged to income as incurred. Title records and indexes are not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable. Title plants and records were $10 million as of December 31, 2024. We did not own any title plant or records as of December 31, 2023.

The gross carrying amount and accumulated amortization of our customer relationship intangible assets as of December 31, 2024 and 2023 were $22.9 million and $2.1 million and $23.5 million and $0.7 million, respectively.

Insurance Premium Revenue Recognition

Mortgage guaranty insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide for payment of premium on a monthly, annual or single basis. Upon renewal, we are not able to re-underwrite or re-price our policies. Consistent with industry accounting practices, premiums written on a monthly basis are earned as coverage is provided. Monthly policies accounted for approximately 93% of earned premium in 2024. Premiums written on an annual basis are amortized on a pro rata basis over the year of coverage. Primary mortgage insurance written on policies covering more than one year are referred to as single premium policies. A portion of the revenue from single premium policies is recognized in earned premium in the current period, and the remaining portion is deferred as unearned premium and earned over the expected life of the policy. If single premium policies related to insured loans are cancelled due to repayment by the borrower, and the premium is non-refundable, then the remaining unearned premium related to each cancelled policy is recognized as earned premium upon notification of the cancellation. The Company recorded $5.4 million and $6.3 million of earned premium related to policy cancellations for the years ended December 31, 2024 and 2023, respectively. Unearned premium represents the portion of premium written that is applicable to the estimated unexpired risk of insured loans. Rates used to determine the earning of single premium policies are estimates based on an analysis of the expiration of risk.

Revenues from title policies issued by agents are recorded when notice of issuance is received from the agent, which is generally when cash payment is received by the Company.

A significant portion of our premium revenue relates to master policies with certain lending institutions. For the year ended December 31, 2024 one lender represented approximately 17% of our total revenue. The loss of this customer could have a significant impact on our revenues and results of operations.

Reserve for Losses and Loss Adjustment Expenses

We establish mortgage insurance reserves for losses based on our best estimate of ultimate claim costs for defaulted loans using the general principles contained in ASC No. 944, in accordance with industry practice. However, consistent with industry standards for mortgage insurers, we do not establish loss reserves for future claims on insured loans which are not currently in default. Loans are classified as in default when the borrower has missed two consecutive payments. Once we are notified that a borrower has defaulted, we will consider internal and third-party information and models, including the status of the loan as reported by its servicer and the type of loan product to determine the likelihood that a default will reach claim status. In addition, we will project the amount that we will pay if a default becomes a claim (referred to as "claim severity"). Based on this information, at each reporting date we determine our best estimate of loss reserves at a given point in time. Included in loss reserves are reserves for incurred but not reported ("IBNR") claims. IBNR reserves represent our estimated unpaid losses on loans that are in default, but have not yet been reported to us as delinquent by our customers. We will also establish reserves for associated loss adjustment expenses, consisting of the estimated cost of the claims administration process, including legal and other fees and expenses associated with administering the claims process. Establishing reserves is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Our estimates of claim rates and claim sizes will be strongly influenced by prevailing economic conditions, such as the overall state of the economy, current rates or trends in unemployment, changes in housing values and/or interest rates, and our best judgments as to the future values or trends of these macroeconomic factors. Losses incurred are also generally affected by the characteristics of our insured loans, such as the loan amount, loan-to-value ratio, the percentage of coverage on the insured loan and the credit quality of the borrower.

Our reserve for title insurance claim losses includes reserves for known claims as well as for losses that have been incurred but not yet reported to us ("IBNR"), net of recoupments. We reserve for each known claim based on our review of the estimated amount of the claim and the costs required to settle the claim. Reserves for IBNR claims are estimates that are established at the time the premium revenue is recognized and are based upon historical experience and other factors, including industry trends, claim loss history, legal environment, geographic considerations, and the types of policies written. We also reserve for losses arising from closing and disbursement functions due to fraud or operational error.

Premium Deficiency Reserve

We are required to establish a premium deficiency reserve if the net present value of the expected future losses and expenses for a particular group of policies exceeds the net present value of expected future premium, anticipated investment income and existing reserves for that specified group of policies. We reassess our expectations for premium, losses and expenses of our mortgage insurance business periodically and update our premium deficiency analysis accordingly. As of December 31, 2024 and 2023, we concluded that no premium deficiency reserve was required to be recorded in the accompanying consolidated financial statements.

Derivative Instruments

Derivative instruments, including embedded derivative instruments, are recognized at fair value in the consolidated balance sheets. The amount of monthly reinsurance premiums ceded under our reinsurance contracts will fluctuate due to changes in one-month SOFR and changes in money market rates. As the reinsurance premium will vary based on changes in these rates, we concluded that these reinsurance agreements contain embedded derivatives that are accounted for separately like freestanding derivatives.

Stock-Based Compensation

We measure the cost of employee services received in exchange for awards of equity instruments at the grant date of the award using a fair value based method. Quoted market prices are used for the valuation of common shares granted that do not contain a market condition under ASC 718. The performance-based share awards granted beginning in 2021 contain a market condition and were valued based on analysis provided by a third-party valuation firm using a risk neutral simulation and considering the vesting conditions of the grant. We recognize compensation expense on nonvested shares over the vesting period of the award. Excess tax benefits and tax deficiencies associated with share-based payments are recognized as income tax expense or benefit in the income statement and treated as discrete items in the reporting period.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability (balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. Changes in tax laws, rates, regulations and policies, or the final determination of tax audits or examinations, could materially affect our tax estimates. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. When evaluating the realizability of the deferred tax asset, we consider estimates of expected future taxable income, existing and projected book/tax differences, carryback and carryforward periods, tax planning strategies available, and the general and industry specific economic outlook. This realizability analysis is inherently subjective, as it requires management to forecast changes in the mortgage market, as well as the related impact on mortgage insurance, and the competitive and general economic environment in future periods. Changes in the estimate of deferred tax asset realizability, if applicable, are included in income tax expense on the consolidated statements of comprehensive income.

ASC No. 740 provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC No. 740, before a tax benefit can be recognized, a tax position is evaluated using a threshold that it is more likely than not that the tax position will be sustained upon examination. When evaluating the more-likely-than-not recognition threshold, ASC No. 740 provides that a company should presume the tax position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. If the tax position meets the more-likely-than-not recognition threshold, it is initially and subsequently measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

As described in Note 12, we purchase non-interest-bearing United States Mortgage Guaranty Tax and Loss Bonds ("T&L Bonds") issued by the Treasury Department. These assets are carried at cost and are reported as prepaid federal income tax on the consolidated balance sheets.

It is our policy to classify interest and penalties as income tax expense and to use the aggregate portfolio approach to release income tax effects from accumulated other comprehensive income.

Earnings per Share

Basic earnings per common share amounts are calculated based on income available to common stockholders and the weighted average number of common shares outstanding during the reporting period. Diluted earnings per common share amounts are calculated based on income available to common stockholders and the weighted average number of common and potential common shares outstanding during the reporting period. Potential common shares, composed of the incremental common shares issuable upon vesting of unvested common shares and common share units, are included in the earnings per share calculation to the extent that they are dilutive.

Recently Issued Accounting Standards

Accounting Standards Adopted During the Period

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This update clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and requires specific disclosures related to such an equity security. The update clarifies that a contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security and is not included in the equity security's unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security's fair value. The update also requires specific disclosures related to equity securities that are subject to contractual sale restrictions, including (1) the fair value of such equity securities reflected in the balance sheet, (2) the nature and remaining duration of the corresponding restrictions, and (3) any circumstances that could cause a lapse in the restrictions. The ASU was effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The adoption of this ASU did not have a material effect on the Company's consolidated operating results or financial position.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. The ASU requires that public entities disclose significant expense categories and amounts for each reportable segment, which are derived from expenses that are 1) regularly reported to an entity's chief operating decision-maker ("CODM") and 2) included in a segment's reported measures of profit or loss. Public entities must also disclose an amount for "other segment items," representing the difference between 1) segment revenue less significant segment expenses and 2) the reportable segment's profit or loss measures. A description of the composition of "other segment items" also is required as well as the title and position of the CODM and entities must explain how the CODM uses the reported measures of profit or loss to assess segment performance. The ASU also requires interim disclosure of certain segment-related disclosures that previously were required only on an annual basis and clarifies that entities with a single reportable segment will be subject to both new and existing segment reporting requirements under Topic 280. It also clarifies that an entity is permitted to disclose multiple measures of segment profit or loss, provided that certain criteria are met. The ASU was effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. Upon the adoption of the accounting standard, the Company has disclosed required segment information with Footnote 18: Segment Reporting.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid, including taxes paid by jurisdiction. The ASU will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively, with early adoption permitted. The Company is currently evaluating the impact that the ASU will have on our consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03") and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date of ASU 2024-03. ASU 2024-03 will require the Company to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization, as applicable, included in certain expense captions in the Consolidated Statements of Operations, as well as qualitatively describe remaining amounts included in those captions. ASU 2024-03 will also require the Company to disclose both the amount and the Company's definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within annual reporting periods

beginning after December 15, 2027. The Company is currently evaluating the impact that the ASU will have on our consolidated financial statements.

Note 3. Investments

Investments available for sale consist of the following:

December 31, 2024 (In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 561,853	$ 325	$ (14,888)	$ 547,290
U.S. agency mortgage-backed securities	1,249,259	42	(123,865)	1,125,436
Municipal debt securities (1)	631,015	1,596	(49,110)	583,501
Non-U.S. government securities	81,631	—	(11,833)	69,798
Corporate debt securities (2)	1,887,647	1,064	(105,665)	1,783,046
Residential and commercial mortgage securities	519,613	527	(42,054)	478,086
Asset-backed securities	642,395	601	(11,037)	631,959
Money market funds	657,605	—	—	657,605
Total investments available for sale	$ 6,231,018	$ 4,155	$ (358,452)	$ 5,876,721

December 31, 2023 (In thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$ 1,014,076	$ 1,434	$ (19,128)	$ 996,382
U.S. agency securities	7,199	—	(4)	7,195
U.S. agency mortgage-backed securities	922,907	438	(101,999)	821,346
Municipal debt securities (1)	585,047	6,660	(44,449)	547,258
Non-U.S. government securities	77,516	—	(10,069)	67,447
Corporate debt securities (2)	1,380,533	4,425	(87,903)	1,297,055
Residential and commercial mortgage securities	571,163	286	(53,509)	517,940
Asset-backed securities	584,168	203	(19,376)	564,995
Money market funds	444,121	—	—	444,121
Total investments available for sale	$ 5,586,730	$ 13,446	$ (336,437)	$ 5,263,739

(1) The following table summarizes municipal debt securities as of :	December 31, 2024	December 31, 2023
Special revenue bonds	83.3%	81.4%
General obligation bonds	16.7	18.6
Total	100.0%	100.0%

(2) The following table summarizes corporate debt securities as of :	December 31, 2024	December 31, 2023
Financial	41.8 %	42.0 %
Consumer, Non-Cyclical	15.1	15.9
Industrial	8.2	8.1
Communications	5.7	7.2
Consumer, Cyclical	6.3	7.1
Utilities	8.7	6.3
Technology	6.4	6.2
Energy	5.1	4.7
Basic Materials	2.7	2.5
Total	100.0%	100.0%

The amortized cost and fair value of investments available for sale at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most U.S. agency mortgage-backed securities, residential and commercial mortgage securities and asset-backed securities provide for periodic payments throughout their lives, they are listed below in separate categories.

(In thousands)	Amortized Cost	Fair Value
U.S. Treasury securities:		
Due in 1 year	$ 213,553	$ 212,961
Due after 1 but within 5 years	301,532	292,711
Due after 5 but within 10 years	32,302	29,303
Due after 10 years	14,466	12,315
Subtotal	561,853	547,290
Municipal debt securities:		
Due in 1 year	16,767	16,624
Due after 1 but within 5 years	84,229	81,905
Due after 5 but within 10 years	144,143	134,741
Due after 10 years	385,876	350,231
Subtotal	631,015	583,501
Non-U.S. government securities:		
Due in 1 year	5,267	5,233
Due after 1 but within 5 years	32,032	30,792
Due after 5 but within 10 years	7,706	6,195
Due after 10 years	36,626	27,578
Subtotal	81,631	69,798
Corporate debt securities:		
Due in 1 year	164,458	163,676
Due after 1 but within 5 years	505,921	489,307
Due after 5 but within 10 years	1,014,720	959,079
Due after 10 years	202,548	170,984
Subtotal	1,887,647	1,783,046
U.S. agency mortgage-backed securities	1,249,259	1,125,436
Residential and commercial mortgage securities	519,613	478,086
Asset-backed securities	642,395	631,959
Money market funds	657,605	657,605
Total investments available for sale	$ 6,231,018	$ 5,876,721

The components of realized investment (losses) gains, net on the consolidated statements of comprehensive income were as follows:

| (In thousands) | Year Ended December 31, | | |
	2024	2023	2022
Realized gross gains	$ 495	$ 1,219	$ 14,420
Realized gross losses	2,322	8,246	14,864
Impairment loss	523	177	12,728

The fair value of investments available for sale in an unrealized loss position and the related unrealized losses for which no allowance for credit loss has been recorded were as follows:

December 31, 2024 (In thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities	$ 141,789	$ (1,620)	$ 279,143	$ (13,268)	$ 420,932	$ (14,888)
U.S. agency mortgage-backed securities	476,695	(13,028)	629,036	(110,837)	1,105,731	(123,865)
Municipal debt securities	204,810	(5,688)	282,312	(43,422)	487,122	(49,110)
Non-U.S. government securities	4,146	(262)	65,652	(11,571)	69,798	(11,833)
Corporate debt securities	898,449	(25,547)	725,148	(80,118)	1,623,597	(105,665)
Residential and commercial mortgage securities	39,931	(1,168)	421,891	(40,886)	461,822	(42,054)
Asset-backed securities	188,475	(2,701)	164,683	(8,336)	353,158	(11,037)
Total	$1,954,295	$ (50,014)	$2,567,865	$(308,438)	$4,522,160	$(358,452)

December 31, 2023 (In thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. Treasury securities	$ 139,398	$ (1,075)	$ 355,921	$ (18,053)	$ 495,319	$ (19,128)
U.S. agency securities	5,572	(2)	1,623	(2)	$ 7,195	$ (4)
U.S. agency mortgage-backed securities	129,359	(1,616)	654,018	(100,383)	783,377	(101,999)
Municipal debt securities	59,301	(987)	297,039	(43,462)	356,340	(44,449)
Non-U.S. government securities	—	—	67,447	(10,069)	67,447	(10,069)
Corporate debt securities	119,764	(733)	905,606	(87,170)	1,025,370	(87,903)
Residential and commercial mortgage securities	31,936	(999)	459,789	(52,510)	491,725	(53,509)
Asset-backed securities	65,195	(347)	459,324	(19,029)	524,519	(19,376)
Total	$ 550,525	$ (5,759)	$3,200,767	$(330,678)	$3,751,292	$(336,437)

At December 31, 2024 and 2023, we held 2,481 and 2,256 individual investment securities, respectively, that were in an unrealized loss position. We assess our intent to sell these securities and whether we will be required to sell these securities before the recovery of their amortized cost basis when determining whether to record an impairment on the securities in an unrealized loss position. In assessing whether the decline in the fair value at December 31, 2024 of any of these securities resulted from a credit loss or other factors, we made inquiries of our investment managers to determine that each issuer was current on its scheduled interest and principal payments. We reviewed the credit rating of these securities noting that 98% of the securities at December 31, 2024 had investment-grade ratings. We concluded that gross unrealized losses noted above were primarily associated with the changes in interest rates subsequent to purchase rather than due to credit impairment. We recorded impairments of $0.5 million, $0.2 million and $12.7 million in the years ended December 31, 2024, 2023 and 2022, respectively. The impairments resulted from our intent to sell these securities subsequent to a reporting date.

The Company's other invested assets at December 31, 2024 and December 31, 2023 totaled $303.9 million and $277.2 million, respectively. Other invested assets are principally comprised of limited partnership interests which are generally accounted for under the equity method or fair value using net asset value (or its equivalent) as a practical expedient. Our proportionate share of earnings or losses or changes in fair value are reported in income from other invested assets on the consolidated statements of comprehensive income. For entities accounted for under the equity method that follow industry-specific guidance for investment companies, our proportionate share of earnings or losses includes changes in the fair value of the underlying assets of these entities. Due to the timing of receiving financial information from these partnerships, the results are generally reported on a one month or quarter lag.

Other invested assets that are accounted for at fair value using the net asset value (or its equivalent) as a practical expedient totaled $171.7 million as of December 31, 2024. The majority of these investments were in limited partnerships invested in real estate or consumer credit. At December 31, 2024, maximum future funding commitments were $45.1 million. For limited partnership investments that have a contractual expiration date, we expect the liquidation of the underlying assets to

occur over the next two to nine years. For certain of these investments, the Company does not have the contractual option to redeem but receives distributions based on the liquidation of the underlying assets. In addition, the Company generally does not have the ability to sell or transfer these investments without the consent from the general partner of individual limited partnerships.

The fair value of investments deposited with insurance regulatory authorities to meet statutory requirements was $9.3 million at December 31, 2024 and $9.2 million at December 31, 2023. In connection with its insurance and reinsurance activities, Essent Re is required to maintain assets in trusts for the benefit of its contractual counterparties. The fair value of the investments on deposit in these trusts was $983.5 million at December 31, 2024 and $1,060.0 million at December 31, 2023. Essent Guaranty is also required to maintain assets on deposit for the benefit of the sponsor of a fixed income investment commitment. The fair value of the assets on deposit was $9.3 million at December 31, 2024 and $9.2 million at December 31, 2023.

Net investment income consists of:

| (In thousands) | Year Ended December 31, | | |
	2024	2023	2022
Fixed maturities	$ 186,345	$ 178,829	$ 129,530
Short-term investments	40,856	13,651	2,319
Gross investment income	227,201	192,480	131,849
Investment expenses	(5,131)	(6,341)	(7,440)
Net investment income	$ 222,070	$ 186,139	$ 124,409

Note 4. Accounts Receivable

Accounts receivable consists of the following at December 31:

(In thousands)	2024	2023
Premiums receivable	$ 50,150	$ 51,851
Other receivables	5,414	11,415
Total accounts receivable	55,564	63,266
Less: Allowance for credit losses	—	—
Accounts receivable, net	$ 55,564	$ 63,266

Premiums receivable consists of premiums due on our mortgage insurance policies. If mortgage insurance premiums are unpaid for more than 90 days, the receivable is written off against earned premium and the related insurance policy is cancelled. For all periods presented, no provision or allowance for credit losses was required.

Note 5. Reinsurance

In the ordinary course of business, our insurance subsidiaries may use reinsurance to provide protection against adverse loss experience and to expand our capital sources. Reinsurance recoverables are recorded as assets and included in other assets on our consolidated balance sheets, predicated on a reinsurer's ability to meet their obligations under the reinsurance agreements. If the reinsurers are unable to satisfy their obligations under the agreements, our insurance subsidiaries would be liable for such defaulted amounts.

The effect of reinsurance on net premiums written and earned is as follows:

(In thousands)	Year Ended December 31,					
	2024		2023		2022	
Net premiums written:						
Direct	$	1,098,603	$	1,028,781	$	927,702
Ceded (1)		(132,023)		(134,499)		(107,673)
Net premiums written	$	966,580	$	894,282	$	820,029
Net premiums earned:						
Direct	$	1,122,905	$	1,051,405	$	950,200
Ceded (1)		(132,023)		(134,499)		(107,673)
Net premiums earned	$	990,882	$	916,906	$	842,527

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(1)   Net of profit commission.

Quota Share Reinsurance

Essent Guaranty has entered into quota share reinsurance agreements with panels of third-party reinsurers ("QSR" agreements). Each of the third-party reinsurers has an insurer minimum financial strength rating of A- or better by S&P Global Ratings, A.M. Best or both. Under each QSR agreement, Essent Guaranty will cede premiums earned on a percentage of risk on all eligible policies written during a specified period, in exchange for reimbursement of ceded claims and claims expenses on covered policies, a specified ceding commission, as well as a profit commission that varies directly and inversely with ceded claims. Essent Guaranty has certain termination rights under each QSR agreement, including the option to terminate each QSR agreement subject to a termination fee.

The following tables summarizes Essent Guaranty's quota share reinsurance agreements as of December 31, 2024:

QSR Agreement	Coverage Period	Ceding Percentage
QSR-2019	September 1, 2019 - December 31, 2020	**(1)**
QSR-2022	January 1, 2022 - December 31, 2022	20%
QSR-2023	January 1, 2023 - December 31, 2023	17.5%
QSR-2024	January 1, 2024 - December 31, 2024	15.0%

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(1) Under QSR-2019, Essent Guaranty cedes 40% of premiums on singles policies and 20% on all other policies.

Total RIF ceded under these QSR agreements was $8.6 billion as of December 31, 2024.

Excess of Loss Reinsurance

Essent Guaranty has entered into fully collateralized reinsurance agreements ("Radnor Re Transactions") with unaffiliated special purpose insurers domiciled in Bermuda. For the reinsurance coverage periods, Essent Guaranty and its affiliates retain the first layer of the respective aggregate losses, and a Radnor Re special purpose insurer will then provide second layer coverage up to the outstanding reinsurance coverage amount. Essent Guaranty and its affiliates retain losses in excess of the outstanding reinsurance coverage amount. The reinsurance premium due to each Radnor Re special purpose insurer is calculated by multiplying the outstanding reinsurance coverage amount at the beginning of a period by a coupon rate, which is the sum of one-month SOFR plus a risk margin, and then subtracting actual investment income collected on the assets in the related reinsurance trust during that period. The aggregate excess of loss reinsurance coverage decreases over a ten-year period as the underlying covered mortgages amortize. Essent Guaranty has rights to terminate the Radnor Re Transactions. The Radnor Re entities collateralized the coverage by issuing mortgage insurance-linked notes ("ILNs") in an aggregate amount equal to the initial coverage to unaffiliated investors. The notes have ten-year legal maturities and are non-recourse to any assets of Essent Guaranty or its affiliates. The proceeds of the notes were deposited into reinsurance trusts for the benefit of Essent Guaranty and will be the source of reinsurance claim payments to Essent Guaranty and principal repayments on the ILNs. During the year ended December 31, 2023, Radnor Re 2019-1 and Radnor Re 2020-1 retired approximately 100% and 99%,

respectively of their outstanding notes through tender offers made by these special purpose insurers. As of December 31, 2024, all outstanding notes of Radnor Re 2019-1 and 2020-1 were retired.

Essent Guaranty has entered into reinsurance agreements with panels of reinsurers that provide excess of loss coverage on new insurance written from January 1, 2018 through August 31, 2019 and from October 1, 2021 through December 31, 2024. For the reinsurance coverage periods, Essent Guaranty and its affiliates retain the first layer of the respective aggregate losses, and the reinsurance panels will then provide second layer coverage up to the outstanding reinsurance coverage amounts. Essent Guaranty and its affiliates retain losses in excess of the outstanding reinsurance coverage amounts. Essent Guaranty has rights to terminate these reinsurance agreements.

The following table summarizes Essent Guaranty's excess of loss coverages and retentions provided by insurance linked notes as of December 31, 2024:

(In thousands)

Deal Name	Vintage	Remaining Insurance in Force	Remaining Risk in Force	Remaining Reinsurance in Force	Remaining First Layer Retention	Optional Termination Date
Radnor Re 2021-1	Aug. 2020 - Mar. 2021	$ 23,839,935	$ 6,533,211	$ 190,062	$ 277,698	June 26, 2028
Radnor Re 2021-2	Apr. 2021 - Sep. 2021	29,757,565	8,243,653	265,134	276,141	November 25, 2027
Radnor Re 2022-1	Oct. 2021 - Jul. 2022	27,859,437	7,621,952	175,026	300,105	September 25, 2028
Radnor Re 2023-1	Aug. 2022 - Jun. 2023	28,058,061	7,690,718	268,320	280,559	July 25, 2028
Radnor Re 2024-1	Jul. 2023 - Jul. 2024	29,033,466	8,025,937	331,415	256,495	September 25, 2029
Total		$ 138,548,464	$ 38,115,471	$ 1,229,957	$ 1,390,998	

The following table summarizes Essent Guaranty's excess of loss reinsurance coverages and retentions provided by panels of reinsurers as of December 31, 2024:

(In thousands)

Deal Name	Vintage	Remaining Insurance in Force	Remaining Risk in Force	Remaining Reinsurance in Force	Remaining First Layer Retention	Optional Termination Date
XOL 2019-1	Jan. 2018 - Dec. 2018	$ 4,535,941	$ 1,195,244	$ 76,144	$ 243,704	February 25, 2026
XOL 2020-1	Jan. 2019 - Dec. 2019	5,760,682	1,522,699	29,152	211,678	January 25, 2027
XOL 2022-1	Oct. 2021 - Dec. 2022	63,001,325	17,184,107	141,992	496,864	January 1, 2030
XOL 2023-1	Jan. 2023 - Dec. 2023	36,841,903	10,211,722	36,627	366,028	January 1, 2028
XOL 2024-1	Jan. 2024 - Dec. 2024	40,244,132	11,048,540	58,005	331,456	January 1, 2030
Total		$ 150,383,983	$ 41,162,312	$ 341,920	$ 1,649,730	

The amount of monthly reinsurance premiums ceded to the Radnor Re entities will fluctuate due to changes in one-month SOFR and changes in money market rates that affect investment income collected on the assets in the reinsurance trusts. As the reinsurance premium will vary based on changes in these rates, we concluded that the Radnor Re Transactions contain embedded derivatives that will be accounted for separately like freestanding derivatives. The change in the fair value of the embedded derivatives is reported in earnings and included in other income.

In connection with the Radnor Re Transactions, we concluded that the risk transfer requirements for reinsurance accounting were met as each Radnor Re entity is assuming significant insurance risk and a reasonable possibility of a significant loss. In addition, we assessed whether each Radnor Re entity was a variable interest entity ("VIE") and the appropriate accounting for the Radnor Re entities if they were VIEs. A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights or do not substantively participate in the gains and losses of the entity. A VIE is consolidated by its primary beneficiary. The primary beneficiary is the entity that has both (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the breadth of the decision-making ability

and ability to influence activities that significantly affect the economic performance of the VIE. We concluded that the Radnor Re entities are VIEs. However, given that Essent Guaranty (1) does not have the unilateral power to direct the activities that most significantly affect their economic performance and (2) does not have the obligation to absorb losses or the right to receive benefits that could be potentially significant to these entities, the Radnor Re entities are not consolidated in these financial statements.

The following table presents total assets of each Radnor Re special purpose insurer as well as our maximum exposure to loss associated with each Radnor Re entity, representing the fair value of the embedded derivatives, using observable inputs in active markets (Level 2), included in other assets (other accrued liabilities) on our consolidated balance sheet and the estimated net present value of investment earnings on the assets in the reinsurance trusts, each as of December 31, 2024:

| (In thousands) | Total VIE Assets | Maximum Exposure to Loss | | |
		On - Balance Sheet	Off - Balance Sheet	Total
Radnor Re 2021-1 Ltd.	$ 190,062	$ (5,560)	$ 15	$ (5,545)
Radnor Re 2021-2 Ltd.	265,134	(5,863)	50	(5,813)
Radnor Re 2022-1 Ltd.	175,026	(167)	33	(134)
Radnor Re 2023-1 Ltd.	268,320	111	51	162
Radnor Re 2024-1 Ltd.	331,415	$ 267	$ 82	$ 349
Total	$ 1,229,957	$ (11,212)	$ 231	$ (10,981)

The assets of Radnor Re are the source of reinsurance claim payments to Essent Guaranty and provide capital relief under the PMIERs financial strength requirements (see Note 16). A decline in the assets available to pay claims would reduce the capital relief available to Essent Guaranty.

Note 6. Reserve for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending reserve balances for losses and loss adjustment expenses ("LAE") for the years ended December 31:

(In thousands)	2024	2023	2022
Reserve for losses and LAE at beginning of year	$ 260,095	$ 216,464	$ 407,445
Less: Reinsurance recoverables	24,104	14,618	25,940
Net reserve for losses and LAE at beginning of year	235,991	201,846	381,505
Net reserves acquired during the period	—	14,049	—
Add provision for losses and LAE, net of reinsurance, occurring in:			
Current year	177,037	141,191	99,372
Prior years	(95,817)	(109,649)	(274,076)
Net incurred losses and LAE during the current year	81,220	31,542	(174,704)
Deduct payments for losses and LAE, net of reinsurance, occurring in:			
Current year	3,356	694	224
Prior years	21,743	10,752	4,731
Net loss and LAE payments during the current year	25,099	11,446	4,955
Net reserve for losses and LAE at end of year	292,112	235,991	201,846
Plus: Reinsurance recoverables	36,754	24,104	14,618
Reserve for losses and LAE at end of year	$ 328,866	$ 260,095	$ 216,464

For the year ended December 31, 2024, $21.7 million was paid for incurred claims and claim adjustment expenses attributable to insured events of prior years. There has been a $95.8 million favorable prior year development during the year ended December 31, 2024. Reserves remaining as of December 31, 2024 for prior years are $118.4 million as a result of re-estimation of unpaid losses and loss adjustment expenses. For the year ended December 31, 2023, $10.8 million was paid for incurred claims and claim adjustment expenses attributable to insured events of prior years. There was a $109.6 million favorable prior year development during the year ended December 31, 2023. Reserves remaining as of December 31, 2023 for

prior years were $81.4 million as a result of re-estimation of unpaid losses and loss adjustment expenses. In both periods, the favorable prior years' loss development was the result of a re-estimation of amounts ultimately to be paid on prior year defaults in the default inventory, including the impact of previously identified defaults that cured. Original estimates are increased or decreased as additional information becomes known regarding individual claims. During the year ended December 31 2023, we acquired $14.0 million of reserves, excluding $0.1 million of reinsurance recoverables, in connection with the acquisition of our title insurance operations.

Due to business restrictions, stay-at-home orders and travel restrictions initially implemented in March 2020 as a result of COVID-19, unemployment in the United States increased significantly in the second quarter of 2020, declining during the second half of 2020 and through 2022. As unemployment is one of the most common reasons for borrowers to default on their mortgage, the increase in unemployment has increased the number of delinquencies on the mortgages that we insure and has the potential to increase claim frequencies on defaults.

In response to the COVID-19 pandemic, the United States government enacted a number of policies to provide fiscal stimulus to the economy and relief to those affected by this global disaster. Specifically, mortgage forbearance programs and foreclosure moratoriums were instituted by Federal legislation along with actions taken by the Federal Housing Finance Agency ("FHFA"), Fannie Mae and Freddie Mac (collectively the "GSEs"). The mortgage forbearance plans provide for eligible homeowners who were adversely impacted by COVID-19 to temporarily reduce or suspend their mortgage payments for up to 18 months for loans in an active COVID-19-related forbearance program as of February 28, 2021. For borrowers that have the ability to begin to pay their mortgage at the end of the forbearance period, we expect that mortgage servicers will work with them to modify their loans at which time the mortgage will be removed from delinquency status.

Based on the fiscal stimulus, forbearance programs and the foreclosure moratoriums put in place and the credit characteristics of the defaulted loans, we expected the ultimate number of Early COVID Defaults that result in claims would be less than our historical default-to-claim experience. Accordingly, we recorded a reserve equal to approximately 7% of the initial risk in force for the Early COVID Defaults. The reserve for the Early COVID Defaults had not been adjusted as of December 31, 2021. As of March 31, 2022, the defaulted loans reported to us in the second and third quarters of 2020 had reached the end of their forbearance periods. During the first quarter of 2022, the Early COVID Defaults cured at elevated levels, and the cumulative cure rate for the Early COVID Defaults at March 31, 2022 exceeded our initial estimated cure rate implied by our 7% estimate of ultimate loss for these defaults. Based on cure activity through March 31, 2022 and our expectations for future cure activity, we lowered our estimate of ultimate loss for the Early COVID Defaults from 7% to 4% of the initial risk in force. During the three months ended June 30, 2022, Early COVID Defaults cured at levels that exceeded our estimate as of March 31, 2022, and we further lowered our estimate of loss for these defaults as of June 30, 2022 to 2% of the initial risk in force. These revisions to our estimate of ultimate loss for the Early COVID Defaults resulted in a benefit recorded to the provision for losses of $164.1 million for the year ended December 31, 2022. Due to the level of Early COVID Defaults remaining in the default inventory, during the third quarter of 2022, we resumed reserving for the Early COVID Defaults using our normal reserve methodology. The transition of defaults to foreclosure or claim has not returned to pre-pandemic levels. As a result, the level of defaults in the default inventory that have missed twelve or more payments is above pre-pandemic levels.

On September 26, 2024, Hurricane Helene made landfall and caused property damage in certain counties in Florida, Georgia, South Carolina, North Carolina, Tennessee and Virginia. On October 9, 2024, Hurricane Milton made landfall, causing damage in certain counties in Florida. Loans in default increased by 3,620 in the year ended December 31, 2024, including 2,119 defaults we identified as hurricane-related defaults. Based on prior industry experience, we expect the ultimate number of hurricane-related defaults that result in claims will be less than the default-to-claim experience of non-hurricane-related defaults. In addition, under our master policy, our exposure may be limited on hurricane-related claims. For example, we are permitted to exclude a claim entirely where damage to the property underlying a mortgage was the proximate cause of the default and adjust a claim where the property underlying a mortgage in default is subject to unrestored physical damage. Accordingly, when establishing our loss reserves as of December 31, 2024, we applied a lower estimated claim rate to new default notices received in the fourth quarter of 2024 from the affected areas than the claim rate we apply to other notices in our default inventory. The impact on our reserves in future periods will be dependent upon the performance of the hurricane-related defaults and our expectations for the amount of ultimate losses on these delinquencies.

In January 2025, several wildfires caused property damage in Southern California. As of January 31, 2025, our insurance in force in areas with Federal Emergency Management Agency ("FEMA") disaster declarations due to these wildfires was less than 0.1% of our total insurance in force. These wildfires have not affected our reserves as of December 31, 2024.

The Federal Reserve has increased the target federal funds rate several times during 2022 and 2023 in an effort to reduce consumer price inflation. As a result of progress on inflation, the Federal Reserve reduced the target federal funds rate by 100

basis points since September 2024. Mortgage interest rates remain elevated which has reduced home sale activity and may affect the options available to delinquent borrowers. It is reasonably possible that our estimate of losses could change in the near term as a result of changes in the economic environment, the impact of elevated mortgage interest rates on home sale activity, housing inventory and home prices.

The following table summarizes mortgage insurance incurred loss and allocated loss adjustment expense development, net of reinsurance, IBNR plus expected development on reported defaults and the cumulative number of reported defaults. The information about incurred loss development for the years ended December 31, 2015 to 2023 is presented as supplementary information.

	Incurred Loss and Allocated LAE, For the Years Ended December 31,										As of December 31, 2024	
(In thousands)												
	Unaudited											
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of IBNR plus Expected Development on Reported Defaults	Cumulative Number of Reported Defaults (1)
2015	$14,956	$ 9,625	$ 8,893	$ 8,439	$ 8,461	$ 8,323	$ 8,410	$ 8,434	$ 8,435	$ 8,435	$ 7	124
2016		21,889	11,890	9,455	9,219	8,972	8,614	8,861	8,709	8,643	8	264
2017			38,178	16,261	12,202	11,488	11,249	11,550	11,196	11,101	28	362
2018				36,438	23,168	19,536	17,402	17,249	16,535	15,895	64	511
2019					50,562	39,085	23,649	24,223	19,455	17,395	153	689
2020						317,516	269,410	53,045	23,297	15,561	405	696
2021							97,256	38,551	16,567	9,485	357	445
2022								99,372	48,593	29,158	1,535	627
2023									138,617	78,940	5,476	2,085
2024										171,947	13,413	15,647
Total										$366,560		

(1) Cumulative number of reported defaults includes cumulative paid claims plus loans in default by accident year as of December 31, 2024.

The following table summarizes cumulative paid losses and allocated loss adjustment expenses, net of reinsurance. The information about paid loss development for the years ended December 31, 2015 through 2023 is presented as supplementary information.

	Cumulative Paid Losses and Allocated LAE For the Years Ended December 31,									
(In thousands)										
	Unaudited									
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$ 544	$ 3,610	$ 6,960	$ 7,535	$ 7,961	$ 8,055	$ 8,226	$ 8,335	$ 8,337	$ 8,337
2016		927	4,896	6,947	7,864	8,270	8,205	8,468	8,542	8,540
2017			633	5,370	9,156	10,257	10,536	10,620	10,704	10,705
2018				1,310	8,067	13,406	13,927	14,536	14,781	14,971
2019					1,288	8,049	10,717	12,392	14,064	15,183
2020						1,018	2,499	4,022	6,921	9,875
2021							388	856	2,916	4,740
2022								224	3,209	8,633
2023									517	9,375
2024										2,686
Total										$ 93,045

All outstanding liabilities before 2015, net of reinsurance   —

Reserve for losses and LAE, net of reinsurance $273,552

The following table provides a reconciliation of the net incurred losses and paid claims development tables above to the mortgage insurance reserve for losses and LAE at December 31, 2024:

(In thousands)	December 31, 2024
Reserve for losses and LAE, net of reinsurance	$ 273,552
Reinsurance recoverables on unpaid claims	36,655
Total gross reserve for losses and LAE	$ 310,207

The above table excludes title insurance reserves as of December 31, 2024, which were $18.7 million.

For our mortgage insurance portfolio, our average annual payout of losses as of December 31, 2024 is as follows:

Average Annual Percentage Payout of Incurred Losses and Allocated LAE by Year

Year	1	2	3	4	5	6	7	8	9	10
Average Payout	10%	42%	28%	10%	7%	2%	1%	0%	0%	0%

Note 7. Debt Obligations

Credit Facility

Through June 30, 2024, Essent Group and its subsidiaries, Essent Irish Intermediate Holdings Limited and Essent US Holdings, Inc. (collectively, the "Borrowers"), were parties to a five-year secured credit facility with a committed capacity of $825 million (the "Existing Credit Facility"). The Existing Credit Facility also provided for up to $175 million aggregate principal amount of uncommitted incremental term loan and/or revolving credit facilities that may be exercised at the Borrowers' option so long as the Borrowers receive commitments from the lenders. Borrowings under the Existing Credit Facility may have been used for working capital and general corporate purposes, including, without limitation, capital contributions to Essent's insurance and reinsurance subsidiaries. Borrowings accrued interest at a floating rate tied to a standard short-term borrowing index, selected at the Company's option, plus an applicable margin. A commitment fee was due quarterly on the average daily amount of the undrawn revolving commitment. The applicable margin and the commitment fee were based on the senior unsecured debt rating or long-term issuer rating of Essent Group to the extent available, or the insurer financial strength rating of Essent Guaranty. The obligations under the Existing Credit Facility were secured by certain assets of the Borrowers, excluding the stock and assets of its insurance and reinsurance subsidiaries. The Credit Facility contained several covenants, including financial covenants relating to minimum net worth, capital and liquidity levels, maximum debt to capitalization level and Essent Guaranty's compliance with the PMIERs (see Note 14). As of June 30, 2024, the Company was in compliance with the covenants and $425 million had been borrowed under the term loan portion of the Existing Credit Facility with a weighted average interest rate of 7.07%. As of December 31, 2023, $425 million had been borrowed with a weighted average interest rate of 7.11%.

On July 1, 2024, Essent Group completed an underwritten public offering of $500 million principal amount of 6.25% Senior Notes due 2029 (the "Senior Notes"). Interest on the Senior Notes will be payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2025. The Senior Notes will mature on July 1, 2029. At any time prior to June 1, 2029 (one month prior to the maturity date), the Company may redeem the Senior Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price described in the Supplemental Indenture plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time and from time to time on or after June 1, 2029, the Company may redeem, at its option, in whole or in part, the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The net proceeds from the sale of the Senior Notes, after deducting the underwriting discounts and commissions and estimated offering expenses, were approximately $495.3 million. The Company used the net proceeds from the sale of the Senior Notes to repay all of the borrowings outstanding under the term loan portion of the Existing Credit Facility described above, and intends to use the remaining net proceeds for general corporate purposes.

On July 1, 2024, concurrently with the closing of the Offering of the Senior Notes and the repayment of all of the borrowings outstanding under the term loan portion of its Existing Credit Agreement, the Fourth Amended and Restated Credit Agreement (the "Revolving Credit Agreement") became effective, amending and restating the Existing Credit Facility. Under the Revolving Credit Agreement, the Refinancing Agreement Revolving Lenders (as defined therein) agreed to provide the

Company with a five-year unsecured revolving credit facility of up to $500 million of senior unsecured revolving loans (the "Revolving Credit Facility"). A commitment fee is due quarterly on the average daily amount of the undrawn revolving commitment. The annual commitment fee rate at December 31, 2024 was 0.225%. The Revolving Credit Facility also provides for an aggregate principal amount of up to $250 million in uncommitted incremental revolving credit facilities that may be exercised at the Company's option, so long as the Company receives sufficient commitments from the bank lenders.

The Senior Notes are presented on the consolidated balance sheets net of an unamortized issuance discount of $1.7 million and deferred issuance costs of $4.4 million as of December 31, 2024. Included in interest expense in the consolidated statement of comprehensive income for the year ended December 31, 2024 is a $3.2 million loss on debt extinguishment for the write-off of unamortized debt issuance costs on the Existing Credit Facility borrowings repaid on July 1, 2024. Our Credit facility borrowings as of December 31, 2023 are presented net of unamortized deferred costs of $3.1 million.

Note 8. Commitments and Contingencies

Obligations under Guarantees

Under the terms of CUW Solutions' contract underwriting agreements with lenders and subject to contractual limitations on liability, we agree to indemnify certain lenders against losses incurred in the event that we make an error in determining whether loans processed meet specified underwriting criteria, to the extent that such error materially restricts or impairs the salability of such loan, results in a material reduction in the value of such loan or results in the lender repurchasing the loan. The indemnification may be in the form of monetary or other remedies. For each of the years ended December 31, 2024 and 2023, we paid less than $0.1 million related to remedies. As of December 31, 2024, management believes any potential claims for indemnification related to contract underwriting services through December 31, 2024 are not material to our consolidated financial position or results of operations.

In addition to the indemnifications discussed above, in the normal course of business, we enter into agreements or other relationships with third parties pursuant to which we may be obligated under specified circumstances to indemnify the counterparties with respect to certain matters. Our contractual indemnification obligations typically arise in the context of agreements entered into by us to, among other things, purchase or sell services, finance our business and business transactions, lease real property and license intellectual property. The agreements we enter into in the normal course of business generally require us to pay certain amounts to the other party associated with claims or losses if they result from our breach of the agreement, including the inaccuracy of representations or warranties. The agreements we enter into may also contain other indemnification provisions that obligate us to pay amounts upon the occurrence of certain events, such as the negligence or willful misconduct of our employees, infringement of third-party intellectual property rights or claims that performance of the agreement constitutes a violation of law. Generally, payment by us under an indemnification provision is conditioned upon the other party making a claim, and typically we can challenge the other party's claims. Further, our indemnification obligations may be limited in time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us under an indemnification agreement or obligation. As of December 31, 2024, contingencies triggering material indemnification obligations or payments have not occurred historically and are not expected to occur. The nature of the indemnification provisions in the various types of agreements and relationships described above are believed to be low risk and pervasive, and we consider them to have a remote risk of loss or payment. We have not recorded any provisions on the consolidated balance sheets related to these indemnifications.

Commitments

We lease office space for use in our operations under leases accounted for as operating leases. These leases generally include options to extend them for periods of up to fifteen years. Our option to extend the term of our primary office locations at the greater of existing or prevailing market rates was not recognized in our right-of-use asset and lease liability. When establishing the value of our right-of-use asset and lease liability, we determine the discount rate for the underlying leases using the prevailing market interest rate for a borrowing of the same duration of the lease plus the risk premium inherent in the borrowings under our Credit Facility. Operating lease right-of-use assets of $30.0 million and $32.2 million as of December 31, 2024 and 2023, respectively, are reported on our consolidated balance sheet as property and equipment. Operating lease liabilities of $36.2 million and $38.0 million as of December 31, 2024 and 2023, respectively, are reported on our consolidated balance sheet as other accrued liabilities. Total rent expense was $5.9 million, $5.1 million and $3.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table presents lease cost and other lease information as of and for the years ended December 31:

($ in thousands)	Year Ended December 31,					
	2024		2023		2022	
Lease cost:						
Operating lease cost	$	5,918	$	5,138	$	3,908
Short-term lease cost		207		128		—
Sublease income		(213)		(142)		(138)
Total lease cost	$	5,912	$	5,124	$	3,770
Other information:						
Weighted average remaining lease term - operating leases		9.4 years		10.6 years		6.9 years
Weighted average discount rate - operating leases		4.6%		4.5%		3.6%

The following table presents a maturity analysis of our lease liabilities as follows at December 31, 2024:

Year Ended December 31 (In thousands)		
2025	$	5,853
2026		4,698
2027		4,621
2028		4,407
2029		4,320
2030 and thereafter		21,306
Total lease payments to be paid		45,205
Less: Future interest expense		(9,032)
Present value of lease liabilities	$	36,173

The maturity analysis of our lease liabilities shown above have not been reduced by minimum sublease rental income of $0.2 million due in 2025 under the non-cancelable sublease.

Contingencies

Our title operations may occasionally be named as a defendant in claims concerning alleged errors or omissions pertaining to the issuance of title policies or the performance of escrow services. The Company assesses pending and threatened claims to determine whether losses are probable and reasonably estimable in accordance with *ASC 450, Contingencies*. The Company maintains a reserve for potential losses related to title research and the related title policies sold by the Company as the agent. This reserve is subjective and is based on known claims and claims incurred but not yet reported to the Company. The Company monitors the claims reserve for adequacy on a quarterly basis. As of December 31, 2024 the Company had recorded a claims reserve on the Consolidated Balance Sheet of $3.2 million, which is included in other accrued liabilities.

Note 9. Capital Stock

Our authorized share capital consists of 233.3 million shares of a single class of common shares. The common shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of Bermuda law and our bye-laws, we may be required to make an offer to repurchase shares held by members. The common shares rank pari-passu with one another in all respects as to rights of payment and distribution. In general, holders of common shares will have one vote for each common share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of shareholders. In the event that a shareholder is considered a 9.5% Shareholder under our bye-laws, such shareholder's votes will be reduced by whatever amount is necessary so that after any such reduction the votes of such shareholder will not result in any other person being treated as a 9.5% Shareholder with respect to the vote on such matter. Under these provisions certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share.

Dividends

The following table presents the amounts declared and paid per common share each quarter:

Quarter Ended	2024	2023	2022
March 31	$ 0.28	$ 0.25	$ 0.20
June 30	0.28	0.25	0.21
September 30	0.28	0.25	0.22
December 31	0.28	0.25	0.23
Total dividends per common share declared and paid	$ 1.12	$ 1.00	$ 0.86

In February 2025, the Board of Directors declared a quarterly cash dividend of $0.31 per common share payable on March 24, 2025, to shareholders of record on March 14, 2025.

Share Repurchase Plan

During the year ended December 31, 2022, the Company repurchased 2,136,961 common shares at a cost of $92.2 million, completing the $250 million share repurchase plan approved by the Board of Directors in May 2021. In May 2022, the Board of Directors approved a new share repurchase plan that authorized the Company to repurchase up to $250 million of its common shares in the open market by the end of 2023. The Company made no share repurchases under the 2022 plan during the year ended December 31, 2022 and repurchased 1,535,368 common shares at a cost of $65.6 million in the year ended December 31, 2023. In October 2023, the Board of Directors approved a share repurchase plan that authorizes the Company to repurchase $250 million of common shares in the open market between January 1, 2024 and December 31, 2025. During the year ended December 31, 2024, the Company repurchased 1,859,695 common shares at a cost of $102.7 million. The shares repurchased were recorded at cost and included in treasury stock. All treasury stock has been cancelled as of December 31, 2024 and 2023. In February 2025, the Board of Directors approved a share repurchase plan that authorizes the Company to repurchase an additional $500 million of common shares in the open market through December 31, 2026.

Note 10. Stock-Based Compensation

In 2013, Essent Group's Board of Directors adopted, and Essent Group's shareholders approved, the Essent Group Ltd. 2013 Long-Term Incentive Plan (the "2013 Plan"), which was effective upon completion of the initial public offering. The types of awards available under the 2013 Plan include nonvested shares, nonvested share units, non-qualified share options, incentive stock options, share appreciation rights, and other share-based or cash-based awards. Nonvested shares and nonvested share units granted under the 2013 Plan have rights to dividends, which entitle the holders to the same dividend value per share as holders of common shares in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same vesting and other terms and conditions as the corresponding nonvested shares and nonvested share units. DEUs vest when the underlying shares or share units vest and are forfeited if the underlying share or share units forfeit prior to vesting. The maximum number of shares and share units available for issuance is 7.5 million under the 2013 Plan. As of December 31, 2024, there were 3.3 million common shares available for future grant under the 2013 Plan.

In February of each year, 2018 through 2020, certain members of senior management were granted nonvested common shares under the 2013 Plan that were subject to time-based and performance-based vesting. The time-based share awards vest in three equal yearly installments commencing on March 1 of the year following the grant year. The performance-based share awards vest based upon our compounded annual book value per share growth percentage during a three-year performance period that commences on January 1 of the grant year and vest on March 1 following the end of the performance period.

The portion of the nonvested performance-based share awards that will be earned based upon the achievement of compounded annual book value per share growth is as follows:

Performance level	2020 Performance-Based Grants		2019 Performance-Based Grants	
	Compounded Annual Book Value Per Share Growth	Nonvested Common Shares Earned	Compounded Annual Book Value Per Share Growth	Nonvested Common Shares Earned
	<13%	0%	<14%	0%
Threshold	13%	10%	14%	10%
	14%	35%	15%	35%
	15%	60%	16%	60%
	16%	85%	17%	85%
Maximum	≥17%	100%	≥18%	100%

In the event that the compounded annual book value per share growth falls between the performance levels shown above, the nonvested common shares earned will be determined on a straight-line basis between the respective levels shown. The compounded annual book value per share growth for each of the 2019 and 2020 performance-based grants exceeded the maximum performance level and have vested at 100%.

In each the years 2021 through 2024, certain members of senior management were granted nonvested common shares and units under the 2013 Plan that were subject to time-based and performance-based vesting. The time-based share awards and units granted vest in three equal installments commencing on March 1 of the year following the grant year. The performance-based share awards and units granted vest based upon our compounded annual book value per share growth percentage and relative total shareholder return during a three-year performance period that commenced on January 1, 2021, 2022, 2023 and 2024, respectively and vest(ed) on March 1, 2024, 2025, 2026 and 2027, respectively. Shares and units were issued at the maximum 200% of target. The portion of these nonvested performance-based share awards and units that will be earned is as follows:

2021 Awards		Relative Total Shareholder Return vs. S&P 1500 Financial Services Index		
		≤25th percentile	50th percentile "Target"	≥75th percentile
	14% "Target"	100%	150%	200%
Three-Year Book Value Per Share CAGR	12%	75%	125%	175%
	10%	50%	100%	150%
	8%	25%	75%	125%
	6%	0%	50%	100%

2022 Awards		Relative Total Shareholder Return vs. S&P 1500 Financial Services Index		
		≤25th percentile	50th percentile "Target"	≥75th percentile
	13% "Target"	100%	150%	200%
Three-Year Book Value Per Share CAGR	11%	75%	125%	175%
	9%	50%	100%	150%
	7%	25%	75%	125%
	5%	0%	50%	100%

2023 Awards		Relative Total Shareholder Return vs. S&P 1500 Financial Services Index		
		≤25th percentile	50th percentile "Target"	≥75th percentile
	10% "Target"	100%	150%	200%
Three-Year Book Value Per Share CAGR	9%	75%	125%	175%
	8%	50%	100%	150%
	6%	25%	75%	125%
	5%	0%	50%	100%

2024 Awards		Relative Total Shareholder Return vs. S&P 1500 Financial Services Index		
		≤25th percentile	50th percentile "Target"	≥75th percentile
	12% "Target"	100%	150%	200%
Three-Year Book Value Per Share CAGR	11%	75%	125%	175%
	10%	50%	100%	150%
	8%	25%	75%	125%
	7%	0%	50%	100%

Certain time-and-performance based share awards and units granted in 2022 and subsequent periods include retirement provisions under which the service requirements are considered satisfied when the employee with a required minimum years of continuous service reaches the eligible retirement age. Under these provisions, stock-based compensation is expensed from the grant date through the date that the employee will satisfy these conditions.

In the event that the compounded annual book value per share growth or the relative total shareholder return falls between the performance levels shown above for the 2024, 2023, 2022 or 2021 performance-based share awards, the nonvested common shares earned will be determined on a straight-line basis between the respective levels shown.

Quoted market prices are used for the valuation of common shares granted that do not contain a market condition under ASC 718. The performance-based share awards granted in 2024, 2023, 2022 and 2021 contain a market condition and were valued based on analysis provided by a third-party valuation firm using a risk neutral simulation taking into effect the vesting conditions of the grant.

In February 2021, the performance-based share awards granted in 2019 and 2020 to certain members of senior management were amended to provide that such awards will no longer be subject to the achievement of the compounded annual book value per share growth metrics and will be subject to only service-based vesting. As a result, the unvested shares subject to the amended 2019 and 2020 awards vested on March 1, 2022 and March 1, 2023, respectively, subject to the continued service requirements and other terms and conditions set forth in the applicable award agreements, without taking into consideration any performance metrics. Total incremental compensation expense related to amending these awards was $4.0 million.

In January 2020, time-based share units were issued to all vice president and staff level employees that vested in three equal installments in January 2021, 2022 and 2023. In January 2023, time-based share units were issued to all vice president and staff level employees that vested in three equal installments in January 2024, 2025 and 2026. In February 2024, nonvested common share units were issued to certain vice president and staff level employees and are subject to time-based vesting in two equal installments on January 6, 2025 and 2026. Also in February 2024, time-based share units were granted to certain vice president and staff level employees that vest in three equal installments on March 1, 2027, 2028 and 2029.

In connection with our incentive program covering bonus awards for performance years 2019 through 2023, in February following each performance year, time-based share units were issued to certain employees that vest in three equal yearly installments commencing on March 1 of the year following the grant year.

In May of each year, 2021 through 2024, time-based share units were granted to non-employee directors that vest one year from the date of grant.

The following tables summarize nonvested common share, nonvested common share unit and DEU activity for the year ended December 31:

2024

(Shares in thousands)	Time and Performance-Based Share Awards — Number of Shares	Weighted Average Grant Date Fair Value	Time-Based Share Awards — Number of Shares	Weighted Average Grant Date Fair Value	Time and Performance-Based Share Units — Number of Share Units	Weighted Average Grant Date Fair Value	Time-Based Share Units — Number of Share Units	Weighted Average Grant Date Fair Value	DEUs — Dividend Equivalent Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	844	$ 14.29	149	$ 44.40	24	$ 13.23	700	$ 42.46	57	$ 44.00
Granted	244	21.84	53	53.87	43	22.46	307	53.40	36	57.91
Vested	(167)	15.64	(75)	44.50	—	—	(209)	41.50	(20)	44.01
Forfeited	(84)	15.64	—	—	—	—	(35)	48.20	(6)	44.35
Outstanding at end of year	837	$ 16.09	127	$ 48.27	67	$ 19.15	763	$ 46.88	67	$ 51.25

2023

(Shares in thousands)	Time and Performance-Based Share Awards — Number of Shares	Weighted Average Grant Date Fair Value	Time-Based Share Awards — Number of Shares	Weighted Average Grant Date Fair Value	Time and Performance-Based Share Units — Number of Share Units	Weighted Average Grant Date Fair Value	Time-Based Share Units — Number of Share Units	Weighted Average Grant Date Fair Value	DEUs — Dividend Equivalent Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	647	$ 20.99	138	$ 45.94	5	$ 15.35	345	$ 45.95	37	$ 40.86
Granted	300	12.66	75	43.51	19	12.66	548	41.78	37	40.55
Vested	(103)	51.52	(64)	46.65	—	—	(177)	47.43	(16)	40.38
Forfeited	—	—	—	—	—	—	(16)	39.12	(1)	42.13
Outstanding at end of year	844	$ 14.29	149	$ 44.40	24	$ 13.23	700	$ 42.46	57	$ 44.00

2022

(Shares in thousands)	Time and Performance-Based Share Awards — Number of Shares	Weighted Average Grant Date Fair Value	Time-Based Share Awards — Number of Shares	Weighted Average Grant Date Fair Value	Time and Performance-Based Share Units — Number of Share Units	Weighted Average Grant Date Fair Value	Time-Based Share Units — Number of Share Units	Weighted Average Grant Date Fair Value	DEUs — Dividend Equivalent Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	500	$ 31.29	140	$ 45.31	—	$ —	461	$ 47.94	28	$ 41.75
Granted	308	14.83	87	46.15	10	15.35	151	44.34	25	40.28
Vested	(139)	45.32	(86)	45.07	—	—	(192)	47.53	(14)	41.29
Forfeited	(22)	15.45	(3)	46.91	(5)	15.35	(75)	50.85	(2)	42.70
Outstanding at end of year	647	$ 20.99	138	$ 45.94	5	$ 15.35	345	$ 45.95	37	$ 40.86

The total fair value of nonvested shares, share units or DEUs that vested was $25.4 million, $15.3 million and $18.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, there was $26.1

million of total unrecognized compensation expense related to nonvested shares or share units outstanding at December 31, 2024 and we expect to recognize the expense over a weighted average period of 2.4.

In connection with our incentive program covering bonus awards for performance year 2024, in February 2025, 61,404 nonvested common share units were issued to certain employees and are subject to time-based vesting. In February 2025, 289,033 nonvested common shares and 79,192 nonvested common share units were granted to certain members of senior management and are subject to time-based and performance-based vesting.

Employees have the option to tender shares to Essent Group to pay the minimum employee statutory withholding taxes associated with shares upon vesting. Common shares tendered by employees to pay employee withholding taxes totaled 163,812, 119,334 and 133,011 in 2024, 2023 and 2022, respectively. The tendered shares were recorded at cost and included in treasury stock. All treasury stock has been cancelled as of December 31, 2024 and 2023.

Compensation expense, net of forfeitures, and related tax effects recognized in connection with nonvested shares and share units were as follows for the years ended December 31:

(In thousands)	2024	2023	2022
Compensation expense	$ 24,778	$ 18,446	$ 18,381
Income tax benefit	4,948	3,660	3,636

Note 11. Dividends Restrictions

Our U.S. insurance subsidiaries are subject to certain capital and dividend rules and regulations as prescribed by jurisdictions in which they are authorized to operate. Under the insurance laws of the Commonwealth of Pennsylvania, an insurance company may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also specifies that dividends and other distributions can be paid out of positive unassigned surplus without prior approval. At December 31, 2024, Essent Guaranty had unassigned surplus of approximately $396.6 million. As of January 1, 2025, Essent Guaranty has dividend capacity of $396.6 million.

During the year ended December 31, 2024, 2023 and 2022, Essent Guaranty paid to its parent, Essent Holdings, dividends totaling $165.5 million, $295.0 million and $315.0 million, respectively. During the year ended December 31, 2023, Essent PA paid to its parent, Essent Holdings, dividends totaling $5 million, Essent PA did not pay a dividend in 2024 or 2022.

Essent Re is subject to certain dividend restrictions as prescribed by the Bermuda Monetary Authority and under certain agreements with counterparties. Class 3B insurers must obtain the BMA's prior approval for a reduction by 15% or more of total statutory capital or for a reduction by 25% or more of total statutory capital and surplus as set forth in its previous year's statutory financial statements. In connection with the quota share reinsurance agreement with Essent Guaranty, Essent Re has agreed to maintain a minimum total equity of $100 million. As of December 31, 2024, Essent Re had total equity of $1.8 billion. During the year ended December 31, 2024 and 2023, Essent Re paid to its parent, Essent Group, dividends totaling $300 million and $60 million, respectively. As of January 1, 2025, Essent Re has dividend capacity of $441.9 million.

During the year ended December 31, 2024 and 2023 Essent Holdings contributed $24.5 million and $38.1 million, respectively, of capital to its Title insurance subsidiary.

At December 31, 2024, our insurance subsidiaries were in compliance with these rules, regulations and agreements.

Note 12. Income Taxes

For the year ended December 31, 2024, the statutory income tax rates of the countries where the Company does business are 21% in the United States and 0.0% in Bermuda. The statutory income tax rate of each country is applied against the taxable income from each country to calculate the income tax expense.

Income tax expense which is generated in the U.S. consists of the following components for the years ended December 31:

(In thousands)	2024	2023	2022
Current	$ 93,914	$ 139,859	$ 98,666
Deferred	32,174	(13,246)	58,168
Total income tax expense	$ 126,088	$ 126,613	$ 156,834

For the year ended December 31, 2024, pre-tax income attributable to Bermuda and U.S. operations was $277.0 million and $578.5 million, respectively, as compared to $268.8 million and $554.2 million, respectively, for the year ended December 31, 2023 and $282.5 million and $705.6 million, respectively, for the year ended December 31, 2022.

Income tax expense is different from that which would be obtained by applying the applicable statutory income tax rates to income before taxes by jurisdiction as of December 31, 2024 (i.e. U.S. 21%; Bermuda 0.0%). The reconciliation of the difference between income tax expense and the expected tax provision at the weighted average tax rate was as follows for the years ended December 31:

($ in thousands)	2024 $	2024 % of pretax income	2023 $	2023 % of pretax income	2022 $	2022 % of pretax income
Tax provision at weighted average statutory rates	$121,227	14.2%	$116,389	14.1%	$148,176	15.0%
State taxes, net of federal benefit	4,478	0.5	4,872	0.6	6,306	0.6
Non-deductible expenses	3,542	0.4	4,501	0.5	4,041	0.4
Tax exempt interest, net of proration	(1,357)	(0.2)	(1,551)	(0.2)	(1,463)	(0.1)
Excess tax (benefit) deficit from stock-based compensation	(668)	(0.1)	145	—	75	—
Other	(1,134)	(0.1)	2,257	0.4	(301)	0.0
Total income tax expense	$126,088	14.7%	$126,613	15.4%	$156,834	15.9%

We provide deferred taxes to reflect the estimated future tax effects of the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax laws. The net deferred tax liability was comprised of the following at December 31:

(In thousands)	2024	2023
Deferred tax assets	$ 81,769	$ 75,864
Deferred tax liabilities	(474,197)	(438,617)
Net deferred tax liability	$ (392,428)	$ (362,753)

Our net deferred tax liability presented above and on our consolidated balance sheet relates to deferred tax items recognized within the U.S. In addition, we have recorded a deferred tax asset within Bermuda's jurisdiction related to unrealized losses on investment for sale securities in the amount of $5.3 million as of December 31, 2024, which is included in Other Assets in our consolidated balance sheet.

The components of the net deferred tax liability were as follows at December 31:

(In thousands)	2024	2023
Contingency reserves	$ (459,555)	$ (425,360)
Unrealized (gain) loss on investments	47,725	45,226
Unearned premium reserve	12,318	11,978
Investments in limited partnerships	(12,918)	(11,258)
Accrued expenses	7,521	6,404
Fixed assets	5,445	4,433
Unearned ceding commissions	1,610	2,066
Change in fair market value of derivatives	2,436	1,972
Deferred policy acquisition costs	(1,450)	(1,779)
Nonvested shares	2,807	1,938
Loss reserves	1,295	1,033
Start-up expenditures, net	722	884
Impairments on available-for-sale investment securities	—	38
Prepaid expenses	(255)	(220)
Other	(129)	(108)
Net deferred tax liability	$ (392,428)	$ (362,753)

As a mortgage guaranty insurer, we are eligible for a tax deduction, subject to certain limitations, under Section 832(e) of the Internal Revenue Code ("IRC") for amounts required by state law or regulation to be set aside in statutory contingency reserves. The deduction is allowed only to the extent that we purchase T&L Bonds in an amount equal to the tax benefit derived from deducting any portion of our statutory contingency reserves. During the year ended December 31, 2024, we had net purchases of T&L Bonds in the amount of $19.0 million and had net purchases of T&L Bonds in the amount of $52.2 million during the year ended December 31, 2023. As of December 31, 2024 and 2023, we held $489.6 million and $470.6 million of T&L Bonds, respectively.

In evaluating our ability to realize the benefit of our deferred tax assets, we consider the relevant impact of all available positive and negative evidence including our past operating results and our forecasts of future taxable income. For the year ended December 31, 2024, the Company had unrealized losses attributable to its available-for-sale investment securities that if sold would result in capital losses. Accordingly, management considered the ability and intent to hold such available-for-sale securities until recovery. At December 31, 2024 and 2023, after weighing all the evidence, management concluded that it was more likely than not that our ordinary and capital deferred tax assets would be realized.

Under current Bermuda law, our parent company, Essent Group, and its Bermuda subsidiary, Essent Re, are not required to pay any taxes on income and capital gains as of December 31, 2024. On December 27, 2023, the Government of Bermuda enacted the Corporate Income Tax Act 2023 ("CIT"). Starting January 1, 2025, the CIT will result in a new 15% corporate income tax on in-scope entities that are resident in Bermuda or that have a Bermuda permanent establishment, without regard to any assurances that had previously been given pursuant to the Exempted Undertakings Tax Protection Act 1966. The CIT also includes various transitional provisions and elections that we are in the process of evaluating. In particular, we believe that, based on their current structure and operations, our Bermuda companies will be eligible to elect a five-year "limited international presence" exemption under the CIT. We intend to make this election within the timeframe required under Bermuda law, and therefore do not expect the CIT to have a material impact on Essent's effective tax rate until we no longer meet the exemption criteria, or January 1, 2030, the fifth anniversary of the inception date of the tax, whichever may occur sooner. The exemption criteria are subject to interpretation of existing Bermuda law, as well any related new regulations that may be issued by the Government of Bermuda. No assurances can be made that we will continue meeting such criteria for the entire five-year period.

Essent Holdings and its subsidiaries are subject to income taxes imposed by U.S. law and file a U.S. Consolidated Income Tax Return. Should Essent Holdings pay a dividend to its parent company, Essent Irish Intermediate Holdings Limited, withholding taxes at a rate of 5% under the U.S./Ireland tax treaty would likely apply assuming the Company avails itself of Treaty benefits under the U.S./Ireland tax treaty. Absent treaty benefits, the withholding rate on outbound dividends would be 30%. Currently, however, no withholding taxes are accrued with respect to such unremitted earnings as management has no

intention of remitting these earnings. Similarly, no foreign income taxes have been provided on the unremitted earnings of the Company's U.S. subsidiaries as management has neither the intention of remitting these earnings, nor would any Ireland tax be due, as any Irish tax would be expected to be fully offset by credit for taxes paid to the U.S. An estimate of the cumulative amount of U.S. earnings that would be subject to withholding tax, if distributed outside of the U.S., is approximately $4.5 billion. The associated withholding tax liability under the U.S./Ireland tax treaty would be approximately $226.8 million.

Essent is not subject to income taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations, or treaties which might require Essent to change the way it operates or becomes subject to taxation.

At December 31, 2024 and 2023, the Company had no unrecognized tax benefits. As of December 31, 2024, the U.S. federal income tax returns for the tax years 2020 through 2023 remain subject to examination. The Company has not recorded any uncertain tax positions as of December 31, 2024 or December 31, 2023.

Note 13. Earnings per Share (EPS)

The following table reconciles the net income and the weighted average common shares outstanding used in the computations of basic and diluted earnings per common share for the years ended December 31:

(In thousands, except per share amounts)	2024	2023	2022
Net income	$ 729,403	$ 696,386	$ 831,353
Basic weighted average shares outstanding	105,394	106,222	107,205
Dilutive effect of nonvested shares	1,156	907	448
Diluted weighted average shares outstanding	106,550	107,129	107,653
Basic earnings per share	$ 6.92	$ 6.56	$ 7.75
Diluted earnings per share	$ 6.85	$ 6.50	$ 7.72

There were 51,776, 48,087 and 77,759 antidilutive shares for the years ended December 31, 2024, 2023 and 2022, respectively.

Nonvested performance-based share awards are considered contingently issuable for purposes of the EPS calculation. The 2024, 2023 and 2022 performance-based share awards vest based upon our compounded annual book value per share growth percentage and relative total shareholder return during a three-year performance period. The following table summarizes the performance-based shares issuable if the reporting date was the end of the contingency period.

As of December 31,	2024 Performance-Based Grants		2023 Performance-Based Grants		2022 Performance-Based Grants		2021 Performance-Based Grants	
	Percent Issuable Relative to Target	As a Percent of Shares Issued	Percent Issuable Relative to Target	As a Percent of Shares Issued	Percent Issuable Relative to Target	As a Percent of Shares Issued	Percent Issuable Relative to Target	As a Percent of Shares Issued
2024	100%	50%	174%	87%	168%	84%	(1)	(1)
2023			200%	100%	200%	100%	133%	66%
2022					131%	66%	100%	50%

(1) The 2021 performance based awards vested at 133% relative to target on March 1, 2024.

Note 14. Accumulated Other Comprehensive Income (Loss)

The following table shows the rollforward of accumulated other comprehensive income (loss) for the year ended December 31:

(In thousands)	2024			2023		
	Before Tax	Tax Effect	Net of Tax	Before Tax	Tax Effect	Net of Tax
Balance at beginning of year	$(322,992)	$ 42,496	$(280,496)	$(443,230)	$ 60,440	$(382,790)
Other comprehensive income (loss):						
Unrealized holding gains (losses) on investments:						
Unrealized holding gains (losses) arising during the year	(33,656)	8,260	(25,396)	113,034	(16,633)	96,401
Less: Reclassification adjustment for losses (gains) included in net income (1)	2,350	(442)	1,908	7,204	(1,311)	5,893
Net unrealized gains (losses) on investments	(31,306)	7,818	(23,488)	120,238	(17,944)	102,294
Other comprehensive gain (loss)	(31,306)	7,818	(23,488)	120,238	(17,944)	102,294
Balance at end of year	$(354,298)	$ 50,314	$(303,984)	$(322,992)	$ 42,496	$(280,496)

(1) Included in net realized investments gains on our consolidated statements of comprehensive income.

Note 15. Fair Value of Financial Instruments

We carry certain of our financial instruments at fair value. We define fair value as the current amount that would be exchanged to sell an asset or transfer a liability, other than in a forced liquidation.

Fair Value Hierarchy

ASC No. 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The level within the fair value hierarchy to measure the financial instrument shall be determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

- Level 1—Quoted prices for identical instruments in active markets accessible at the measurement date.

- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and valuations in which all significant inputs are observable in active markets. Inputs are observable for substantially the full term of the financial instrument.

- Level 3—Valuations derived from one or more significant inputs that are unobservable.

Determination of Fair Value

When available, we generally use quoted market prices to determine fair value and classify the financial instrument in Level 1. In cases where quoted market prices for similar financial instruments are available, we utilize these inputs for valuation techniques and classify the financial instrument in Level 2. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flows, present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows and we classify the financial instrument in Level 3. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

We used the following methods and assumptions in estimating fair values of financial instruments:

- Investments available for sale—Investments available for sale are valued using quoted market prices in active markets, when available, and those investments are classified as Level 1 of the fair value hierarchy. Level 1 investments available for sale include investments such as U.S. Treasury securities and money market funds. Investments available for sale are classified as Level 2 of the fair value hierarchy if quoted market prices are not available and fair values are estimated using quoted prices of similar securities or recently executed transactions for the securities. U.S. agency securities, U.S. agency mortgage-backed securities, municipal debt securities, non-U.S. government securities, corporate debt securities, residential and commercial mortgage securities and asset-backed securities are classified as Level 2 investments.

We use independent pricing sources to determine the fair value of securities available for sale in Level 1 and Level 2 of the fair value hierarchy. We use one primary pricing service to provide individual security pricing based on observable market data and receive one quote per security. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing service and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. U.S. agency securities, U.S. agency mortgage-backed securities, municipal debt securities, non-U.S. government securities, and corporate debt securities are valued by our primary vendor using recently executed transactions and proprietary models based on observable inputs, such as interest rate spreads, yield curves and credit risk. Residential and commercial mortgage securities and asset-backed securities are valued by our primary vendor using proprietary models based on observable inputs, such as interest rate spreads, prepayment speeds and credit risk. As part of our evaluation of investment prices provided by our primary pricing service, we obtained and reviewed their pricing methodologies which include a description of how each security type is evaluated and priced. We review the reasonableness of prices received from our primary pricing service by comparison to prices obtained from additional pricing sources. We have not made any adjustments to the prices obtained from our primary pricing service.

Assets and Liabilities Measured at Fair Value

All assets measured at fair value are categorized in the table below based upon the lowest level of significant input to the valuations. All fair value measurements at the reporting date were on a recurring basis.

December 31, 2024 (In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring fair value measurements				
Financial Assets:				
U.S. Treasury securities	$ 547,290	$ —	$ —	$ 547,290
U.S. agency securities	—	—	—	—
U.S. agency mortgage-backed securities	—	1,125,436	—	1,125,436
Municipal debt securities	—	583,501	—	583,501
Non-U.S. government securities	—	69,798	—	69,798
Corporate debt securities	—	1,783,046	—	1,783,046
Residential and commercial mortgage securities	—	478,086	—	478,086
Asset-backed securities	—	631,959	—	631,959
Money market funds	657,605	—	—	657,605
Total assets at fair value (1) (2)	$ 1,204,895	$ 4,671,826	$ —	$ 5,876,721

December 31, 2023 (In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring fair value measurements				
Financial Assets:				
U.S. Treasury securities	$ 996,382	$ —	$ —	$ 996,382
U.S. agency securities	—	7,195	—	7,195
U.S. agency mortgage-backed securities	—	821,346	—	821,346
Municipal debt securities	—	547,258	—	547,258
Non-U.S. government securities	—	67,447	—	67,447
Corporate debt securities	—	1,297,055	—	1,297,055
Residential and commercial mortgage securities	—	517,940	—	517,940
Asset-backed securities	—	564,995	—	564,995
Money market funds	444,121	—	—	444,121
Total assets at fair value (1) (2)	$ 1,440,503	$ 3,823,236	$ —	$ 5,263,739

(1) Does not include the fair value of embedded derivatives, which we have accounted for separately as freestanding derivatives and included in other assets or other accrued liabilities in our consolidated balance sheet. See Note 5 for more information.

(2) Does not include certain other invested assets that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient, as applicable accounting standards do not provide for classification within the fair value hierarchy.

Assets and Liabilities Not Carried at Fair Value

Our Senior Notes are carried at amortized cost, net of issuance costs, on our condensed consolidated balance sheets. The carrying amount and estimated fair value of our Senior Notes was $494.0 million and $510.8 million, respectively, as of December 31, 2024. The fair value of our senior notes is estimated based on quoted market prices.

Essent Group Ltd. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

Note 16. Statutory Accounting

Our U.S. insurance subsidiaries prepare statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by their respective state's department of insurance, which is a comprehensive basis of accounting other than GAAP. We did not use any prescribed or permitted statutory accounting practices (individually or in the aggregate) that resulted in reported statutory surplus or capital that was significantly different from the statutory surplus or capital that would have been reported had National Association of Insurance Commissioners' statutory accounting practices been followed. The following table presents Essent Guaranty's and Essent PA's statutory net income, statutory surplus and contingency reserve liability as of and for the years ended December 31:

(In thousands)	2024	2023	2022
Essent Guaranty			
Statutory net income	$ 495,516	$ 431,266	$ 590,505
Statutory surplus	1,101,894	1,004,104	1,020,034
Contingency reserve liability	2,492,487	2,265,713	2,048,740
Essent PA			
Statutory net income	N/A	$ (3,055)	$ 859
Statutory surplus	N/A	54,044	52,609
Contingency reserve liability	N/A	52,244	56,744

Prior to December 31, 2024, Essent Guaranty reinsured that portion of the risk that is in excess of 25% of the mortgage balance with respect to any loan insured prior to April 1, 2019, after consideration of other reinsurance, to Essent Guaranty of PA, Inc. On December 31, 2024, Essent Guaranty and Essent PA entered into a commutation and release agreement in which all outstanding risk in force assumed by Essent PA was commuted back to Essent Guaranty in exchange for cash. Upon the commutation and release, Essent PA surrendered its insurance license and is no longer an insurance subsidiary of Essent Group Ltd. as of December 31, 2024.

Net income determined in accordance with statutory accounting practices differs from GAAP. In years presented above, the more significant differences between net income determined under statutory accounting practices and GAAP for Essent Guaranty and Essent PA relate to policy acquisition costs and income taxes. Under statutory accounting practices, policy acquisition costs are expensed as incurred while such costs are capitalized and amortized to expense over the life of the policy under GAAP. As discussed in Note 12, we are eligible for a tax deduction, subject to certain limitations for amounts required by state law or regulation to be set aside in statutory contingency reserves when we purchase T&L Bonds. Under statutory accounting practices, this deduction reduces the tax provision recorded by Essent Guaranty and Essent PA and, as a result, increases statutory net income and surplus as compared to net income and equity determined in accordance with GAAP.

At December 31, 2024 and 2023, the statutory capital of our U.S. insurance subsidiaries, which is defined as the total of statutory surplus and contingency reserves, was in excess of the statutory capital necessary to satisfy their respective regulatory requirements.

Effective December 31, 2015, Fannie Mae and Freddie Mac, at the direction of the Federal Housing Finance Agency, implemented new coordinated Private Mortgage Insurer Eligibility Requirements, which we refer to as the "PMIERs." The PMIERs represent the standards by which private mortgage insurers are eligible to provide mortgage insurance on loans owned or guaranteed by Fannie Mae and Freddie Mac. The PMIERs include financial strength requirements incorporating a risk-based framework that require approved insurers to have a sufficient level of liquid assets from which to pay claims. The PMIERs also include enhanced operational performance expectations and define remedial actions that apply should an approved insurer fail to comply with these requirements. In 2018, the GSEs released revised PMIERs framework ("PMIERs 2.0") which became effective on March 31, 2019. As of December 31, 2024, Essent Guaranty, our GSE-approved mortgage insurance company, was in compliance with PMIERs 2.0.

Statement of Statutory Accounting Principles No. 58, *Mortgage Guaranty Insurance,* requires mortgage insurers to establish a special contingency reserve for statutory accounting purposes included in total liabilities equal to 50% of earned premium for that year. During 2024, Essent Guaranty increased its contingency reserve by $226.8 million. This reserve is required to be maintained for a period of 120 months to protect against the effects of adverse economic cycles. After 120 months, the reserve is released to unassigned funds. In the event an insurer's loss ratio in any calendar year exceeds 35%,

however, the insurer may, after regulatory approval, release from its contingency reserves an amount equal to the excess portion of such losses. During the years ended December 31, 2024 and 2023, Essent Guaranty released contingency reserves of $99.3 million and $56.6 million, respectively, to unassigned funds upon completion of the 120 month holding period.

Under The Insurance Act 1978, as amended, and related regulations of Bermuda (the "Insurance Act"), Essent Re is required to annually prepare statutory financial statements and a statutory financial return in accordance with the financial reporting provisions of the Insurance Act, which is a basis other than GAAP. The Insurance Act also requires that Essent Re maintain minimum share capital of $1 million and must ensure that the value of its general business assets exceeds the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margins and enhanced capital requirement pertaining to its general business. At December 31, 2024 and 2023, all such requirements were met.

Essent Re's statutory capital and surplus was $1.8 billion and $1.9 billion as of December 31, 2024 and 2023, respectively, and statutory net income was $320.2 million and $304.8 million, respectively. Statutory capital and surplus and net income determined in accordance with statutory accounting practices were not significantly different than the amounts determined under GAAP.

Note 17. Acquisitions

Effective July 1, 2023, Essent Holdings acquired all of the issued and outstanding shares of capital stock of Agents National Title Holding Company ("Agents National Title") and the issued and outstanding membership interests of Boston National Holdings LLC ("Boston National Title") for $92.6 million in cash in a single settlement with the seller. The purchase price was subject to further customary post-closing adjustments as described in a securities purchase agreement among the parties to the transaction, in which a post closing adjustment of $1.3 million was paid by the seller to Essent Holdings. The acquisition provides complementary products and services to our mortgage insurance business, adding a team of seasoned title professionals to Essent and providing a platform to leverage our capital, lender network and operational expertise in a well-established, adjacent real estate sector.

The acquired businesses contributed revenues of $80.1 million, principally comprised of $66.2 million of net premiums earned and $9.0 million of settlement services revenues, which is included in other income, and pre-tax net losses of $21.5 million to our results for the year ended December 31, 2024. The following unaudited pro forma summary presents consolidated information for Essent as if the business combination had occurred on January 1, 2022.

| | Pro Forma | |
| | Year Ended December 31, | |
(In thousands)	2023	2022
Revenues	$ 1,153,872	$ 1,131,032
Earnings	690,327	815,730

We did not have any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. These pro forma amounts have been calculated after applying our accounting policies and adjusting the results of Agents National Title and Boston National Title to reflect the additional amortization that would have been charged to earnings assuming the fair value adjustments for the intangible assets acquired had been applied from January 1, 2022, including consequential income tax effects.

We incurred $4.5 million of acquisition-related costs for the year ended December 31, 2023, respectively, as well as $3 million of acquisition-related costs during 2022. These expenses are included in other underwriting and operating expenses on our consolidated statements of comprehensive income and are reflected in pro forma earnings for year ended December 31, 2022 in the table above.

The acquisition of Agents National Title and Boston National Title was accounted for as a business combination using the acquisition method of accounting and, accordingly, the assets acquired, liabilities assumed and consideration transferred were recorded at their estimated fair values as of the acquisition date. The excess of consideration transferred over the fair value of net assets acquired was recorded as goodwill. The Company allocated the goodwill to its Title operating segment.

The following table summarizes the consideration transferred to acquire Agents National Title and Boston National Title and the amounts of identified assets acquired and liabilities assumed, including purchase accounting adjustments that have been recorded by Essent during the measurement period:

	Originally Reported		Measurement Period Adjustments		As Reported	
Consideration Paid:						
Cash	$	92,625	$	(1,315)	$	91,310
Assets Acquired:						
Cash and cash equivalents		5,864		—		5,864
Short-term investments		21,108		—		21,108
Fixed maturities available for sale		9,668		—		9,668
Identifiable intangible assets		26,300		(3,400)		22,900
Other assets		16,366		(2,297)		14,069
Liabilities Assumed:						
Reserve for losses		14,613		(464)		14,149
Other liabilities		10,399		6,512		16,911
Total Identifiable Net Assets		54,294		(11,745)		42,549
Goodwill	$	38,331	$	10,430	$	48,761

Adjustments to Goodwill were primarily related to the fair value of claims reserve liabilities, agency relationship intangible assets and other assets. The fair values of assets acquired and liabilities assumed, as well as resulting goodwill, were finalized as of June 30, 2024.

The amount of goodwill recorded reflects the increased market share and related synergies that are expected to result from the acquisition, and represents the excess purchase price over the estimated fair value of the net assets acquired from Agents National Title and Boston National Title.

Note 18. Segment Reporting

We have one reportable business segment: Mortgage Insurance. Our Mortgage Insurance segment offers private mortgage insurance and reinsurance for mortgages secured by residential properties located in the United States. We provide private mortgage insurance on residential first-lien mortgage loans ("U.S. mortgage insurance") through our U.S. mortgage insurance subsidiary, Essent Guaranty, and also offer other credit risk management solutions, including contract underwriting, to our customers. Through our Bermuda-based reinsurance subsidiary, Essent Re, we reinsure U.S. mortgage risk primarily through the GSE credit risk transfer market ("GSE and other risk share") and provide underwriting consulting services to third-party reinsurers. Our U.S. mortgage insurance business and GSE and other risk share business each represent operating segments that we have aggregated as one reportable segment based on their shared economic characteristics and the similarities between the two operating segments.

In addition, our "Corporate & Other" category is used to reconcile our reportable segment to consolidated results and includes business activities associated with our title insurance operations, income and losses from holding company treasury operations, as well as general corporate operating expenses not attributable to our operating segments. Our title insurance operations are an operating segment that does not meet the quantitative thresholds of a separate reportable segment.

We allocate corporate management and support expenses to operating segments based on their percentage of total operating segment revenues, which approximates the estimated percentage of management time and resources spent on each operating segment. We view our borrowings as holding company capital and liquidity and as such, all interest expense is included in Corporate & Other.

Our senior management team, including our President & Chief Executive Officer (Essent's chief operating decision maker or "CODM"), uses income (loss) before income taxes as the primary measure to evaluate the financial performance of the operating segments and to allocate resources to those segments, including capital allocations and assessing headcount. The CODM also assesses the profitability of our Mortgage Insurance segment through analysis of the loss ratio, expense ratio and combined ratio. We do not manage our segments by assets.

Segment Information: Profit & Loss

The following tables reconcile the components of reportable segment profit and loss to consolidated profit and loss. Within the tables, we have disclosed significant segment expenses at a level of disaggregation that coincides with what is regularly provided to the CODM. Other underwriting and operating expenses in the Mortgage Insurance segment include software, professional fees, travel, and occupancy costs. The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies. We do not have inter-segment transactions.

	Year Ended December 31, 2024		
(In thousands)	Mortgage Insurance	Corporate & Other	Consolidated
Revenues:			
Net premiums earned	$ 924,676	$ 66,206	$ 990,882
Net investment income	183,341	38,729	222,070
Realized investment (losses) gains, net	(2,343)	(7)	(2,350)
Income (loss) from other invested assets	7,171	204	7,375
Other income	14,152	10,775	24,927
Total revenues	1,126,997	115,907	1,242,904
Losses and expenses:			
Provision (benefit) for losses and LAE	75,182	6,038	81,220
Compensation and benefits	72,156	64,236	136,392
Premium and other taxes	23,007	1,497	24,504
Ceding commission	(24,248)	—	(24,248)
Other underwriting and operating expenses	44,829	89,397	134,226
Net operating expenses before allocations	115,744	155,130	270,874
Corporate expense allocations	43,787	(43,787)	—
Operating expenses after allocations	159,531	111,343	270,874
Interest expense	—	35,319	35,319
Income (loss) before income taxes	$ 892,284	$ (36,793)	$ 855,491
Loss ratio (1)	8.1 %		
Expense ratio (2)	17.3 %		
Combined ratio	25.4 %		

(1) Loss ratio is calculated by dividing the provision (benefit) for losses and LAE by net premiums earned.

(2) Expense ratio is calculated by dividing operating expenses after allocations by net premiums earned.

(In thousands)	Year Ended December 31, 2023		
	Mortgage Insurance	Corporate & Other	Consolidated
Revenues:			
Net premiums earned	$ 878,937	$ 37,969	$ 916,906
Net investment income	159,868	26,271	186,139
Realized investment (losses) gains, net	(6,392)	(812)	(7,204)
Income (loss) from other invested assets	(490)	(10,628)	(11,118)
Other income	20,692	4,344	25,036
Total revenues	1,052,615	57,144	1,109,759
Losses and expenses:			
Provision (benefit) for losses and LAE	30,120	1,422	31,542
Compensation and benefits	68,996	45,902	114,898
Premium and other taxes	22,544	(376)	22,168
Ceding commission	(21,326)	—	(21,326)
Other underwriting and operating expenses	44,968	64,373	109,341
Net operating expenses before allocations	115,182	109,899	225,081
Corporate expense allocations	47,274	(47,274)	—
Operating expenses after allocations	162,456	62,625	225,081
Interest expense	—	30,137	30,137
Income (loss) before income taxes	$ 860,039	$ (37,040)	$ 822,999
Loss ratio (1)	3.4 %		
Expense ratio (2)	18.5 %		
Combined ratio	21.9 %		

(1) Loss ratio is calculated by dividing the provision (benefit) for losses and LAE by net premiums earned.

(2) Expense ratio is calculated by dividing operating expenses after allocations by net premiums earned.

Summary of Profit & Loss (In thousands)	Year Ended December 31, 2022		
	Mortgage Insurance	Corporate & Other	Consolidated
Revenues:			
Net premiums earned	$ 842,527	$ —	$ 842,527
Net investment income	112,285	12,124	124,409
Realized investment (losses) gains, net	(1,829)	(11,343)	(13,172)
Income (loss) from other invested assets	33,142	(4,466)	28,676
Other income	18,384	—	18,384
Total revenues	1,004,509	(3,685)	1,000,824
Losses and expenses:			
Provision (benefit) for losses and LAE	(174,704)	—	(174,704)
Compensation and benefits	66,410	33,892	100,302
Premium and other taxes	20,977	—	20,977
Ceding commission	(17,516)	—	(17,516)
Other underwriting and operating expenses	41,634	26,336	67,970
Net operating expenses before allocations	111,505	60,228	171,733
Corporate expense allocations	48,100	(48,100)	—
Operating expenses after allocations	159,605	12,128	171,733
Interest expense	—	15,608	15,608
Income (loss) before income tax expense	$1,019,608	$ (31,421)	$ 988,187
Loss ratio (1)	(20.7)%		
Expense ratio (2)	18.9 %		
Combined ratio	(1.8)%		

(1) Loss ratio is calculated by dividing the provision (benefit) for losses and LAE by net premiums earned.

(2) Expense ratio is calculated by dividing operating expenses after allocations by net premiums earned.

Schedule I—Summary of Investments—Other Than Investments in Related Parties

December 31, 2024

Type of Investment (In thousands)	Amortized Cost		Fair Value		Amount at which shown in the Balance Sheet	
Fixed maturities:						
Bonds:						
United States Government and government agencies and authorities	$	1,704,937	$	1,566,307	$	1,566,307
States, municipalities and political subdivisions		631,015		583,501		583,501
Residential and commercial mortgage securities		519,613		478,086		478,086
Asset-backed securities		642,395		631,959		631,959
Foreign government and agency securities		81,631		69,798		69,798
All other corporate bonds		1,887,647		1,783,046		1,783,046
Total fixed maturities		5,467,238		5,112,697		5,112,697
Short-term investments		763,780		764,024		764,024
Other invested assets		303,900		303,900		303,900
Total investments	$	6,534,918	$	6,180,621	$	6,180,621

Essent Group Ltd. and Subsidiaries

Schedule II—Condensed Financial Information of Registrant

Condensed Balance Sheets

Parent Company Only

	December 31,	
(In thousands)	2024	2023
Assets		
Investments		
Fixed maturities available for sale, at fair value (amortized cost: 2024 — $158,953; 2023 — $94,221)	$ 151,600	$ 86,558
Short-term investments available for sale, at fair value (amortized cost: 2024 — $158,242; 2023 — $81,993)	158,242	81,992
Total investments available for sale	309,842	168,550
Other invested assets	—	2,166
Cash	2,267	4,073
Due from affiliates	2,517	1,487
Investment in consolidated subsidiaries	5,792,965	5,346,888
Other assets	6,631	4,283
Total Assets	$ 6,114,222	$ 5,527,447
Liabilities and stockholders' equity		
Liabilities		
Due to affiliates	$ —	$ 415
Senior notes due 2029, net	493,959	—
Credit facility borrowings, net	—	421,920
Other accrued liabilities	16,605	2,562
Total liabilities	510,564	424,897
Commitments and contingencies		
Stockholders' Equity		
Common shares	1,575	1,599
Additional paid-in capital	1,214,956	1,299,869
Accumulated other comprehensive loss	(303,984)	(280,496)
Retained earnings	4,691,111	4,081,578
Total stockholders' equity	5,603,658	5,102,550
Total liabilities and stockholders' equity	$ 6,114,222	$ 5,527,447

See accompanying supplementary notes to Parent Company condensed
financial information and the consolidated financial statements and notes thereto.

Essent Group Ltd. and Subsidiaries

Schedule II—Condensed Financial Information of Registrant

Condensed Statements of Comprehensive Income

Parent Company Only

(In thousands)	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Net investment income	$ 9,030	$ 5,663	$ 6,433
Realized investment losses, net	(2)	(11,722)	(12,170)
Loss from other invested assets	(2,336)	—	—
Administrative service fees from subsidiaries	830	710	642
Total revenues	7,522	(5,349)	(5,095)
Expenses:			
Administrative service fees to subsidiaries	4,717	3,738	3,908
Other operating expenses	8,046	7,010	7,614
Interest expense	35,319	30,137	15,609
Total expenses	48,082	40,885	27,131
Loss before income taxes and equity in undistributed net income in subsidiaries	(40,560)	(46,234)	(32,226)
Income tax expense (benefit)	—	(181)	—
Loss before equity in undistributed net income of subsidiaries	(40,560)	(46,053)	(32,226)
Equity in undistributed net income of subsidiaries	769,963	742,439	863,579
Net income	$ 729,403	$ 696,386	$ 831,353
Other comprehensive income (loss):			
Change in unrealized (depreciation) appreciation of investments, net of tax (benefit) expense of $(7,818) in 2024, $17,944 in 2023 and $(75,013) in 2022	(23,488)	102,294	(433,497)
Total other comprehensive income (loss)	(23,488)	102,294	(433,497)
Comprehensive income	$ 705,915	$ 798,680	$ 397,856

See accompanying supplementary notes to Parent Company condensed
financial information and the consolidated financial statements and notes thereto.

Schedule II—Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

Parent Company Only

		Year Ended December 31,	
(In thousands)	2024	2023	2022
Operating Activities			
Net income	$ 729,403	$ 696,386	$ 831,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiaries	(769,963)	(742,439)	(863,579)
Loss on the sale of investments, net	2	11,722	12,170
Loss from other invested assets	2,336	—	—
Dividends from subsidiaries	300,000	60,000	—
Stock-based compensation expense	1,134	1,000	927
Amortization of premium on investment securities	129	324	800
Deferred income taxes	—	(181)	—
Changes in assets and liabilities:			
Other assets	889	816	1,775
Other accrued liabilities	40,289	18,365	19,232
Net cash provided by operating activities	304,219	45,993	2,678
Investing Activities			
Net change in short-term investments	(76,250)	(14,370)	94,988
Purchase of investments available for sale	(106,653)	(9,860)	(157,468)
Proceeds from maturities and paydowns of investments available for sale	33,515	24,787	81,351
Proceeds from sales of investments available for sale	8,276	128,249	164,733
Net cash (used in) provided by investing activities	(141,112)	128,806	183,604
Financing Activities			
Issuance of senior notes	498,160	—	—
Credit facility repayments	(425,000)	—	—
Treasury stock acquired	(111,542)	(70,670)	(97,914)
Payment of debt issuance costs	(8,488)	—	(154)
Dividends paid	(118,043)	(106,215)	(92,128)
Net cash used in financing activities	(164,913)	(176,885)	(190,196)
Net decrease in cash	(1,806)	(2,086)	(3,914)
Cash at beginning of year	4,073	6,159	10,073
Cash at end of year	$ 2,267	$ 4,073	$ 6,159
Supplemental Disclosure of Cash Flow Information			
Interest payments	$ (17,196)	$ (28,574)	$ (13,595)

See accompanying supplementary notes to Parent Company condensed
financial information and the consolidated financial statements and notes thereto.

Essent Group Ltd. and Subsidiaries

Schedule II—Condensed Financial Information of Registrant

Parent Company Only

Supplementary Notes

Note A

The accompanying Parent Company financial statements should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements. These financial statements have been prepared on the same basis and using the same accounting policies as described in the consolidated financial statements included herein, except that the Parent Company uses the equity method of accounting for its majority-owned subsidiaries.

Note B

Under the insurance laws of the Commonwealth of Pennsylvania, insurance subsidiaries may pay dividends during any 12-month period in an amount equal to the greater of (i) 10% of the preceding year-end statutory policyholders' surplus or (ii) the preceding year's statutory net income. The Pennsylvania statute also requires that dividends and other distributions be paid out of positive unassigned surplus without prior approval. As of December 31, 2024, Essent Guaranty had unassigned surplus of approximately $396.6 million. As of January 1, 2025, Essent Guaranty has dividend capacity of $396.6 million.

During the years ended December 31, 2024 and 2023, the Parent Company received dividends from Essent Re totaling $300 million and $60.0 million, respectively. As of January 1, 2025, Essent Re has dividend capacity of $441.9 million. During the year ended December 31, 2022, the Parent Company did not receive any dividends from its subsidiaries.

Essent Group Ltd. and Subsidiaries

Schedule IV—Reinsurance

Insurance Premiums Earned

Years Ended December 31, 2024, 2023 and 2022

($ in thousands)	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Assumed Premiums as a Percentage of Net Premiums
2024	1,122,905	(132,023)	—	990,882	0.0 %
2023	1,051,405	(134,499)	—	916,906	0.0 %
2022	950,200	(107,673)	—	842,527	0.0 %

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024, the end of the period covered by this Annual Report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2024, the Company maintained effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

During our most recent fiscal quarter, there has not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 105b5-1 Trading Plans.

On September 5, 2024, Mark Casale, the Company's President and Chief Executive Officer, entered into a 10b5-1 sales plan (the "Casale Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. On December 2. 2024, Mr. Casale terminated the Casale Plan in its entirety. No shares were sold under the Casale Plan prior to its termination.

On December 14, 2024, Mary Gibbons, the Company's Senior Vice President and Chief Legal Officer, entered into a 10b5-1 sales plan (the "Gibbons Sales Plan") intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The Gibbons Sales Plan provides for the sale of up to an aggregate of 26,610 shares of the Company's common stock beneficially owned by Ms. Gibbons during the term of the Gibbons Sales Plan and will be in effect until the earlier of (1) December 31, 2025 and (2) the date on which an aggregate of 26,610 shares of the Company's common stock have been sold under the Gibbons Sales Plan.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2025 Annual General Meeting of Shareholders.

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K for the fiscal year ended December 31, 2024. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2025 Annual General Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2025 Annual General Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2025 Annual General Meeting of Shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2024, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
	(a)	(b)	(c)
Equity compensation plans approved by security holders	897,158 (1)	(2)	3,300,041 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	897,158	—	3,300,041

(1) All of these shares are subject to outstanding restricted common share unit awards. This number does not include 964,347 shares that are subject to then-outstanding, but unvested, restricted common share awards because those securities have been subtracted from the number of securities remaining available for future issuance under column (c).

(2) Not applicable because all outstanding awards reflected in column (a) will be issued upon the vesting of outstanding restricted common share units.

(3) All of the shares that remained available for future issuance as of December 31, 2024 were available under the 2013 Essent Group Ltd. Long-Term Incentive Plan, as amended and restated effective May 2, 2023 (the "2013 Plan"). Subject to certain express limits of the 2013 Plan, shares available for award purposes under the 2013 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights, and other forms of awards granted or denominated in our common shares including, without limitation, stock bonuses, restricted stock, restricted stock units and performance shares. A total of 6,115,530 common shares are reserved and available for delivery under the 2013 Plan. Common shares underlying awards that are settled in cash, cancelled, forfeited, or otherwise terminated without delivery to a participant will again be available for issuance under the 2013 Plan. Common shares withheld or

surrendered in connection with the payment of an exercise price of an award or to satisfy tax withholding will not again become available for issuance under the 2013 Plan.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated herein by reference to our definitive proxy statement to be filed with respect to our 2025 Annual General Meeting of Shareholders.


PART IV


ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report:

1. Financial Statements.   See the "Index to Financial Statements—Consolidated Financial Statements" included in Item 8 of Part II of this Annual Report for a list of the financial statements filed as a part of this Annual Report.

2. Financial Statements Schedules.   See the "Index to Financial Statements—Financial Statement Schedules" included in Item 8 of Part II of this Annual Report for a list of the financial statements filed as a part of this Annual Report.

3. Exhibits.

Exhibit No.	Description
3.1	Memorandum of Association (incorporated herein by reference to Exhibit 3.1 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
3.2	Certificate of Deposit of Memorandum of Increase of Share Capital, dated as of February 18, 2009 (incorporated herein by reference to Exhibit 3.2 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
3.2.1	Certificate of Deposit of Memorandum of Increase of Share Capital, dated as of October 3, 2013 (incorporated herein by reference to Exhibit 3.2.1 of Amendment No.3 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 21, 2013)
3.3	Amended and Restated Bye-laws (incorporated herein by reference to Exhibit 3.3 of the Form 10-K (File No. 001-36157) filed on March 10, 2014)
4.1	Form of Common Share Certificate (incorporated herein by reference to Exhibit 4.1 of Amendment No.3 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 21, 2013)
4.2	Third Amended and Restated Registration Rights Agreement, dated as of November 11, 2014, among Essent Group Ltd. and the shareholders party thereto (incorporated herein by reference to Exhibit 4.1 of the Form 10-Q (File No. 001-36157) filed on November 14, 2014)
4.3	Description of Securities (incorporated herein by reference to Exhibit 4.3 of the Form 10-K (File No. 001-36157) filed on February 17, 2023)
4.4	Senior Indenture dated as of July 1, 2024 between Essent Group Ltd. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-36157) filed on July 1, 2024)
4.5	First Supplemental Indenture dated as of July 1, 2024 between Essent Group Ltd. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 001-36157) filed on July 1, 2024)
4.6	Form of 6.250% Senior Notes due 2029 (included as Exhibit A to the First Supplemental Indenture in Exhibit 4.2 of the Company's Current Report on Form 8-K (File No. 001-36157) filed on July 1, 2024)
10.1	Asset Purchase Agreement, dated as of October 7, 2009, between Essent Guaranty, Inc. and Triad Guaranty Insurance Corporation (incorporated herein by reference to Exhibit 10.4 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
10.2	† Leadership Bonus Program (incorporated herein by reference to Exhibit 10.8 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 29, 2016)
10.3	† Second Amended and Restated 2013 Long-Term Incentive Plan (incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A (File No. 333-191193) filed on April 6, 2023)
10.4	† Form of Time-Based Restricted Share Agreement (incorporated herein by reference to Exhibit 10.11 of Amendment No.1 to the Registration Statement on Form S-1 (File No. 333-191193) filed on September 26, 2013)
10.5	† Form of Performance-Based Restricted Share Agreement (incorporated herein by reference to Exhibit 10.7 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 26, 2021)

10.6	†	Annual Incentive Plan (incorporated herein by reference to Exhibit 10.13 of Amendment No.1 to the Registration Statement on Form S-1 (File No. 333-191193) filed on September 26, 2013)
10.7	†	Employment Agreement, dated as of September 25, 2013, by and between Essent US Holdings, Inc. and Mark Casale (incorporated herein by reference to Exhibit 10.14 of Amendment No.2 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 4, 2013)
10.8	†	Employment Agreement, dated as of September 26, 2013, by and between Essent US Holdings, Inc. and Vijay Bhasin (incorporated herein by reference to Exhibit 10.16 of Amendment No.2 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 4, 2013)
10.9	†	Employment Agreement, dated as of September 26, 2013, by and between Essent US Holdings, Inc. and Mary Lourdes Gibbons (incorporated herein by reference to Exhibit 10.17 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 27, 2015)
10.10	†	Employment Agreement, dated as of September 26, 2013, by and between Essent Guaranty, Inc. and Christopher G. Curran (incorporated herein by reference to Exhibit 10.13 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 19, 2019)
10.11	†	Offer Letter between Essent US Holdings, Inc. and David Weinstock dated March 14, 2023 (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-36157) filed on March 15, 2023)
10.12	†	Form of Director and Officer Indemnification Agreement (incorporated herein by reference to Exhibit 10.17 of the Registration Statement on Form S-1 (File No. 333-191193) filed on September 16, 2013)
10.13	†	Section 409A Specified Employee Policy (incorporated herein by reference to Exhibit 10.18 of Amendment No.2 to the Registration Statement on Form S-1 (File No. 333-191193) filed on October 4, 2013)
10.14		Third Amended and Restated Credit Agreement, dated as of December 10, 2021, by and among Essent Group Ltd., Essent Irish Intermediate Holdings Limited and Essent US Holdings, Inc., as borrowers, the several banks and other financial institutions or entities from time to time parties to this agreement, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference herein to Exhibit 10.1 of the Current Report on Form 8-K (File No. 001-36157) filed on December 14, 2021)
10.15		Amendment No. 1 to Third Amended and Restated Credit Agreement, dated as of November 21, 2022, by and among Essent Group Ltd., Essent Irish Intermediate Holdings Limited and Essent US Holdings, Inc., as borrowers, the several banks and other financial institutions or entities from time to time parties to this agreement, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent
10.16		Revolving Facility Refinancing Agreement, dated as of June 26, 2024, by and among Essent Group Ltd., Essent Irish Intermediate Holdings Limited, and Essent US Holdings, Inc., as borrowers, Bank of America, N.A., as administrative agent under the Fourth Amended and Restated Credit Agreement, JPMorgan Chase Bank, N.A., as administrative agent under the existing credit agreement, and the several banks and other financial institutions or entities from time to time parties to the Revolving Facility Refinancing Agreement, as lenders, including the Revolving Credit Agreement which is attached as Annex II thereto (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-36157) filed on June 26, 2024)
19.1	*	Insider Trading Policy of Essent Group Ltd.
21.1	*	List of Subsidiaries
23.1	*	Consent of PricewaterhouseCoopers LLP
31.1	*	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	*	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97		Essent Group Ltd. Policy for the Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97 of the Annual Report on Form 10-K (File No. 001-36157) filed on February 16, 2024)
101.INS	*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	*	XBRL Taxonomy Extension Schema Document
101.CAL	*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	XBRL Taxonomy Extension Label Linkbase Document
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† Management contract or compensatory plan or arrangement.
* Filed herewith

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Under the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report was signed on behalf of the Registrant by the authorized person named below in Radnor, Pennsylvania on the 18th day of February, 2025.

ESSENT GROUP LTD.

By: /s/ MARK A. CASALE

Name:	Mark A. Casale
Title:	*Chairman of the Board of Directors, Chief Executive Officer and President*

Under the requirements of the Securities Exchange Act of 1934, this report was signed by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ MARK A. CASALE Mark A. Casale	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)	February 18, 2025
/s/ DAVID B. WEINSTOCK David B. Weinstock	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	February 18, 2025
/s/ ADITYA DUTT Aditya Dutt	Director	February 18, 2025
/s/ ROBERT GLANVILLE Robert Glanville	Director	February 18, 2025
/s/ ANGELA HEISE Angela Heise	Director	February 18, 2025
/s/ HENNA KARNA Henna Karna	Director	February 18, 2025
/s/ ROY J. KASMAR Roy J. Kasmar	Director	February 18, 2025
/s/ ALLAN LEVINE Allan Levine	Director	February 18, 2025
/s/ DOUGLAS J. PAULS Douglas J. Pauls	Director	February 18, 2025
/s/ WILLIAM SPIEGEL William Spiegel	Director	February 18, 2025

Corporate Information


Mark A. Casale


Christopher G. Curran


Vijay Bhasin


Wei Ding


Mary Lourdes Gibbons


Theodore Gray


William P. Higgins


David B. Weinstock


Paul Wollmann

Executive Officers

Mark A. Casale
Chairman and
Chief Executive Officer

Christopher G. Curran
President,
Essent Guaranty, Inc.

Vijay Bhasin
Senior Vice President,
Chief Risk Officer

Wei Ding
Senior Vice President,
Corporate Development

Mary Lourdes Gibbons
Senior Vice President,
Chief Legal Officer

Theodore Gray
Senior Vice President,
Chief Information Officer

William P. Higgins
President,
Essent Title Insurance, Inc.

David B. Weinstock
Senior Vice President,
Chief Financial Officer

Paul Wollmann
President and
Chief Underwriting Officer,
Essent Reinsurance Ltd.

Board Of Directors

Mark A. Casale
Chairman and
Chief Executive Officer,
Essent Group Ltd.

Henna (Anu) Karna
Former Global General
Manager of Industry
Solutions for Insurance,
Reinsurance and
Risk Management,
Google (Alphabet Inc.)

Aditya Dutt
Partner and President,
Aeolus Capital
Management, Ltd.

Robert Glanville
Managing Member,
REG Consulting LLC

Angela Heise
Corporate Vice President,
Worldwide Public Sector,
Microsoft Corporation

Roy J. Kasmar
President,
Kazmar Co. LLC

Allan Levine
Co-Founder and
Executive Chairman,
Global Atlantic
Financial Group

Douglas J. Pauls
Retired Chief
Financial Officer,
BankUnited, Inc.

William Spiegel
Chief Executive Officer,
Accredited Insurance
Holdings, Inc.



Corporate Offices
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

**Independent Registered
Public Accountant**
PricewaterhouseCoopers LLP
2001 Market Street, Suite 1800
Philadelphia, PA 19103

Transfer Agent & Registrar
Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219